
13000547


LabCorp
Laboratory Corporation of America

2012 Annual Report

About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.7 billion in 2012, over 34,000 employees worldwide, and more than 220,000 clients, LabCorp offers more than 4,000 tests ranging from routine blood analyses to reproductive genetics to companion diagnostics. LabCorp furthers its scientific expertise and innovative clinical testing technology through its Specialty Testing Group: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, Integrated Genetics, Integrated Oncology, DIANON *Systems*, Inc., Monogram Biosciences, Inc., Colorado Coagulation, Cellmark Forensics, MEDTOX, and Endocrine Sciences. LabCorp conducts clinical trials testing through its LabCorp Clinical Trials division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our company, visit our Web site at: **www.labcorp.com**.

LabCorp A Premier Health Care Services Company


Attractive Market
Strong Financial Fundamentals
Clear Mission
LabCorp
Laboratory Corporation of America
Superior Execution
Five-Pillar Strategy

Revenue and Adjusted EPS Excluding Amortization Growth: 2007 – 2012[1, 2, 3]


REVENUE ($MIL)
5-year CAGR of 6.9%
$4.068
$4.513
$4.695
$5.004
$5.542
$5.671
2007
2008
2009
2010
2011
2012
ADJUSTED EPS EXCLUDING AMORITIZATION
5-year CAGR of 8.9%
$4.45
$4.91
$5.24
$5.98
$6.37
$6.82
2007
2008
2009
2010
2011
2012

1. Excluding the $0.25 per diluted share impact of restructuring and other special charges and the $0.27 per diluted share impact from amortization in 2007; excluding the $0.44 per diluted share impact of restructuring and other special charges and the $0.31 per diluted share impact from amortization in 2008; excluding the $(0.09) per diluted share impact of restructuring and other special charges and the $0.35 per diluted share impact from amortization in 2009; excluding the $0.26 per diluted share impact of restructuring and other special charges and the $0.43 per diluted share impact from amortization in 2010; excluding the $0.72 per diluted share impact of restructuring and other special charges, the $0.03 per diluted share impact from a loss on the divestiture of assets and the $0.51 per diluted share impact from amortization in 2011; excluding the $0.29 per diluted share impact of restructuring and other special charges and the $0.54 per diluted share impact from amortization in 2012.
2. EPS, as presented represents adjusted, non-GAAP financial measures. Diluted EPS, as reported in the Company's Annual Report were: $3.93 in 2007; $4.16 in 2008; $4.98 in 2009; $5.29 in 2010; $5.11 in 2011; and $5.99 in 2012.
3. 2008 revenue includes a $7.5 million adjustment relating to certain historic overpayments made by Medicare for claims from a subsidiary of the Company that were submitted prior to the Company's acquisition of the entity.

TO OUR SHAREHOLDERS

LabCorp delivered a solid financial performance in 2012 – a notable achievement in the face of persistent economic headwinds and a health care landscape undergoing fundamental transformation. Compared to the prior year, we grew revenue 2.3 percent to $5.7 billion and Adjusted Earnings Per Share Excluding Amortization 7.1 percent to $6.82. We extended our long record of generating strong Operating and Free Cash Flow, which we invested in our businesses and returned to shareholders through share repurchase.[1] Moreover, through rigorous expense management, we reduced our Selling, General and Administrative Expenses as a percentage of revenue by 1.2 percentage points in 2012. Finally, we enhanced our strong balance sheet by refinancing $1.0 billion of debt at historically low interest rates.

As we achieved these impressive financial results, we also made significant strides in our information technology (IT) and scientific capabilities, and completed a number of efficiency projects to streamline our operations. In short, we are pleased with another year of strong execution of our five-pillar strategy.

The achievements of 2012 are particularly important because they lay the groundwork for LabCorp's role in the implementation of health care reform. We often note that laboratory testing represents approximately 3 percent of total U.S. health care expenditures but influences up to 80 percent of decisions made by physicians. Our mission in 2013 and the years ahead is to continue to provide the highest-quality, most efficient services in the clinical laboratory industry. Yet, we must recognize that these capabilities alone may not guarantee success in the new order, so we will build on our foundational strengths to become a trusted knowledge partner for our customers. To that end, we are developing and implementing a suite of data-driven knowledge services that optimize decision-making, improve health outcomes and reduce treatment costs.

The LabCorp we are building for the future will go beyond collecting specimens, conducting tests and reporting results. We will offer a robust set of analytical and decision support tools that will provide context and insight, delivering value to all stakeholders – physicians, patients and payers. Our vision is that LabCorp will be a leader in tomorrow's health care paradigm – one that puts an increased emphasis on prevention, early detection, effective monitoring and treatment and pay-for-performance metrics to deliver high-quality care and better patient outcomes at lower cost.

Disciplined Execution of the Five-Pillar Strategy

We are pleased to report that LabCorp made meaningful progress on each pillar of our strategy in 2012.



Dave King
Chairman and Chief Executive Officer

"We will build on our foundational strengths to become a trusted knowledge partner for our customers. To that end, we are developing and implementing a suite of data-driven knowledge services that optimize decision-making, improve health outcomes and reduce treatment costs."

Our first strategic pillar is to deploy capital to investments that enhance our business and return capital to shareholders.

The 2012 acquisition of MEDTOX Scientific adds to our record of successful acquisitions and integrations. MEDTOX is a premier forensic and clinical laboratory with a diverse test menu and industry-leading expertise in toxicology testing. Its acquisition provides LabCorp with an excellent platform for meaningful growth in specialized toxicology testing.

During 2012, we also made significant progress on our integrations of Genzyme Genetics,[2] Orchid Cellmark and Clearstone Central Laboratories. These recent acquisitions have strengthened our business by enhancing our specialty testing capabilities and expanding our geographic reach.

We continued to return value to shareholders through share repurchase during 2012. For the year, we bought back 5.9 million shares of LabCorp stock for $516 million. Since 2003, we have repurchased approximately $4.6 billion worth of stock at an average price of approximately $64 per share.

1 Adjusted Earnings Per Share Excluding Amortization is calculated by excluding the effects of the impact of restructuring and other special charges and amortization expense from GAAP diluted earnings per share. Free cash flow represents cash flows from operations less capital expenditures. For a reconciliation of non-GAAP financial measures, please refer to slides 7-9 of the Company's 8K filed on February 8, 2013.

2 We now provide reproductive genetic testing services under the name Integrated Genetics and oncology genetic testing services under the name Integrated Oncology.

OUR FIVE STRATEGIC PILLARS

PILLAR ONE
Deploy capital to investments that enhance our business and return capital to shareholders

PILLAR TWO
Enhance IT capabilities to improve physician and patient experience

PILLAR THREE
Continue to improve efficiency to offer the most compelling value in laboratory services

PILLAR FOUR
Scientific innovation at appropriate pricing

PILLAR FIVE
Development of alternative delivery models

As we continue to deploy our capital toward acquisitions and share repurchase, we recently announced our goal to reach a target leverage ratio of 2.5 times debt to EBITDA over time. Since 2008, LabCorp has generated approximately $4 billion in operating cash, and our deployment of this capital has been divided almost evenly between acquisitions and share repurchase. In the future, we expect to deploy our free cash flow similarly; and in the absence of sizable acquisition opportunities, we anticipate deploying additional leverage largely toward share repurchase.

Our second strategic pillar is to enhance our IT capabilities to improve the physician and patient experience.

In 2012, we completed the nationwide rollout of our LabCorp Beacon® platform, an end-to-end lab solution that provides significant value to all health care stakeholders. Beacon's assets and functionalities include physician, patient and payer portals, electronic ordering, enhanced reports, lab analytics that provide trending of patient, test and population data and clinical decision support tools. LabCorp Beacon® is highly flexible and designed to facilitate seamless integration with customer workflow.

We have several new population health analytics programs in development (LabCorp Beacon: Analytics) that provide health care business intelligence tools to hospitals, physician practices and accountable care organizations ("ACOs"). These tools help our customers efficiently manage their productivity, quality and patient outcome metrics. Our robust rules engine maintains more than 600 clinical quality measures that are highly customizable and provide full compliance with reporting requirements. Real-time clinical alerts highlight gaps in care for patients and patient populations.

In late 2012, we completed our nationwide rollout of LabCorp Beacon: Patient, a tool that enables patients to take control of their health information. Our Patient Portal is a secure and easy-to-use online solution that enables patients to receive and share lab results, make lab appointments, pay bills, set up automatic alerts and notifications and manage health information for the entire family.

Our open platform approach to Electronic Medical Record ("EMR") connectivity benefits customers by allowing them to connect seamlessly to LabCorp directly or through the EMR of their choice. We now interface to more than 650 different EMR partners, and we work closely with leading EMR partners to streamline connectivity and enhance lab workflow for our mutual customers. In 2012, we added more than 8,000 new client EMR interfaces, bringing our total EMR interfaces above 30,000.

We are also proud that we remain the only national laboratory that has standardized its instrumentation, billing system and information system. Our relentless focus on integration of acquisitions and standardization of systems will continue to benefit LabCorp and our customers in the years ahead.

Our third strategic pillar is to improve efficiency to offer the most compelling value in laboratory services.

We constantly seek to improve productivity and lower cost in every aspect of our business, which is why we have increased per-employee throughput more than 40 percent in our core laboratories since 2008. We have also improved our call center operations, improving response time while reducing the number of facilities by more than 65 percent. These critical enhancements to our business have not diminished our commitment to service; indeed, our service metrics, customer satisfaction ratings and turnaround times consistently exceed expectations.

Our key 2012 efficiency initiative was the deployment of Propel robotic technology in our Powell Center for Esoteric Testing in Burlington, North Carolina. Over time, we expect

LabCorp Capabilities Meet Every Requirement of New Care Models


Better Outcomes
Higher Quality
Lower Costs
Core Competencies

- "End to End" Total Lab Solution Partnership
- Population health management tools
- Clinical decision support programs
- Expanded patient counseling (PCMH)
- Integrative clinical reports
- Patient-centric data solutions
- IT capabilities/support (LIS, portal, mobile)
- Complementary AP services
- Scientific expertise
- Quality/standardization
- Operating expense savings
- Infrastructure
- Economies of scale
- Access to capital

this technology to replace manual splitting and sorting throughout our major laboratories, enhancing efficiency and reducing turnaround times. Propel complements our LabCorp TOUCH™ accessioning, which provides leading-edge automation at our patient service centers and allows us to reduce the amount of accessioning performed in our core laboratories.

We continue to expand our Powell Center for Esoteric Testing, using LEAN principles to conduct testing more efficiently and consolidate satellite locations. We also use LEAN strategies to create process improvements in our billing and collection operations, which helped us to lower our bad debt rate to 4.3 percent at the end of 2012, an improvement of 30 basis points over last year, and to maintain our accounts receivable days sales outstanding at 46 days, unchanged year over year.

Our fourth strategic pillar is to continue scientific innovation at reasonable and appropriate pricing.

Introduction of new tests remains an important growth driver for LabCorp, and we continue to collaborate with leading companies and academic institutions to provide physicians and patients with the most scientifically advanced testing in our industry. During 2012, we introduced 123 new tests and strengthened our capabilities across several testing disciplines.

We also undertook the following key scientific initiatives in 2012:

- We launched our Cardiovascular Disease Risk Assessment Program to assist physicians in screening and risk assessment, diagnosis and confirmation and the management of cardiovascular disorders. This program, available through our Beacon® platform and our customer's EMR, uses innovative result displays, analytics and trending as well as Cardiovascular Disease Risk Assessment decision support for individualized lipid assessment and patient counseling.

- We enhanced our Women's Health initiatives by introducing a series of tests derived from a single collection swab, making collection of samples convenient for physicians and patients. Our NuSwab℠ tests offer clinically validated profiles for targeted clinical conditions, and they are configured to provide high-quality results to guide diagnosis and treatment and reduce cost.

- We announced our collaborative relationship with Ariosa Diagnostics, through which we offer an innovative non-invasive test for detection of common fetal trisomies, such as Trisomy 21 (associated with Down syndrome), using DNA in maternal blood. The test is performed by Ariosa using a simple maternal blood draw and provides a safe, highly accurate test for common fetal trisomies in high-risk pregnancies.


CLEAR MISSION A Trusted Knowledge Partner
ACQUISITIONS
IT CAPABILITIES
SCIENCE
A Trusted Partner to Health Care Stakeholders, Providing Knowledge to Optimize Decision Making, Improve Health Outcomes and Reduce Treatment Costs
BEACONLBS
LITHOLINK/CDS
INTERPRETATION
EDUCATIONAL TOOLS
OTHER INPUTS

- The rapid evolution of next-generation sequencing technology provides new opportunities to offer cost-effective, innovative molecular diagnostic testing. We recently launched the GenSeq®: Cardio test, which uses next-generation sequencing technology to identify more than 90 genetic causes of familial cardiac disease. We believe that GeneSeq Cardio will be a useful prognostic tool to identify positive family history and symptoms of several cardiac conditions as well as early-onset coronary artery disease. These assays will help establish and confirm the diagnosis of familial cardiac disease and identify the need for regular cardiac screening, lifestyle changes or intervention to prevent progression of cardiac complications.

Our fifth strategic pillar is to develop alternative delivery models.

Dramatic and fundamental changes are taking place in our industry. We see health care moving toward large health systems, integrated delivery networks, ACOs, patient-centered medical homes and mega-physician practices. We also see managed care companies organizing ACOs and acquiring physician practices. Our capabilities provide an end-to-end lab solution for these customers, meeting the requirements of new care models with population health management tools, decision support programs, patient counseling, integrated clinical reports and patient-centric data solutions. These offerings are focused around IT, but it is the completeness of our solution for lab needs that differentiates LabCorp – and builds trusted knowledge partnerships with our customers.

Our BeaconLBS℠ platform is a point-of-care decision support service that interfaces with test ordering systems to assist physicians in lab and test selection. Physicians, patients and payers will benefit from this innovation, which will improve quality and more effectively manage costs without disrupting physician workflow. Our rules engine interfaces with payer policies for ordering, utilization, adjudication and payment. In time we will integrate BeaconLBS℠ with our decision support tools delivered at the point of results, providing physicians with comprehensive tools to support their delivery of effective, efficient care.

Strong Capabilities, Sound Strategy, Clear Vision

Transformational change is under way in U.S. health care. We enthusiastically embrace the opportunity to broaden our contributions and add value to partnerships with stakeholders. LabCorp has the right strategy, the right capabilities and the right vision to prosper in this dynamic environment. Our continued success will be built by the efforts of our 34,000 employees, each of whom is dedicated to the customers we are proud to serve. I am grateful to our employees and our shareholders for their continued support.

Very truly yours,

Dave King
Chairman and Chief Executive Officer


LabCorp
Laboratory Corporation of America

2012 Financial Summary

Table of Contents

Selected Financial Data

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for the five-year period ended December 31, 2012 are derived from consolidated financial statements of the Company, which have been audited by an independent registered public accounting firm. This data should be read in conjunction with the accompanying notes, the Company's consolidated financial statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere herein.

	Year Ended December 31,				
(In millions, except per share amounts)	2012[a]	2011[b][c]	2010[d]	2009[e]	2008[f]
Statement of Operations Data:					
Net sales	$5,671.4	$5,542.3	$5,003.9	$4,694.7	$4,505.2
Gross profit	2,249.7	2,274.7	2,097.8	1,970.9	1,873.8
Operating income	1,023.5	948.4	978.8	935.9	842.9
Net earnings attributable to Laboratory Corporation of America Holdings	583.1	519.7	558.2	543.3	464.5
Basic earnings per common share	$ 6.09	$ 5.20	$ 5.42	$ 5.06	$ 4.23
Diluted earnings per common share	$ 5.99	$ 5.11	$ 5.29	$ 4.98	$ 4.16
Basic weighted average common shares outstanding	95.7	100.0	103.0	107.4	109.7
Diluted weighted average common shares outstanding	97.4	101.8	105.4	109.1	111.8
Balance Sheet Data:					
Cash and cash equivalents, and short-term investments	$ 466.8	$ 159.3	$ 230.7	$ 148.5	$ 219.7
Goodwill and intangible assets, net	4,569.4	4,302.5	4,275.4	3,239.3	2,994.8
Total assets	6,795.0	6,111.8	6,187.8	4,837.8	4,669.5
Long-term obligations[g]	2,655.0	2,221.0	2,188.4	1,394.4	1,721.3
Total shareholders' equity	2,717.4	2,503.5	2,466.3	2,106.1	1,688.3

(a) During 2012, the Company recorded net restructuring charges of $25.3. The charges were comprised of $16.2 in severance and other personnel costs and $19.6 in facility-related costs primarily associated with the ongoing integration activities of Orchid and the Integrated Genetics Division (formerly Genzyme Genetics) and costs associated with the previously announced termination of an executive vice president. These charges were offset by the reversal of previously established reserves of $6.3 in unused severance and $4.2 in unused facility-related costs. As part of the Clearstone integration, the Company also recorded a $6.9 loss on the disposal of one of its European subsidiaries in Other, net under Other income (expenses) during 2012. In addition, the Company recorded $6.2 in accelerated amortization relating to the termination of a licensing agreement.

(b) During 2011, the Company recorded net restructuring charges of $44.6. Of this amount, $27.4 related to severance and other personnel costs, and $22.0 primarily related to facility-related costs associated with the ongoing integration of certain acquisitions including Genzyme Genetics and Westcliff Medical Laboratories, Inc. ("Westcliff"). These charges were offset by restructuring credits of $4.8 resulting from the reversal of unused severance and facility closure liabilities. In addition, the Company recorded fixed assets impairment charges of $18.9 primarily related to equipment, computer systems and leasehold improvements in closed facilities. The Company also recorded special charges of $14.8 related to the write-off of certain assets and liabilities related to an investment made in prior years, along with a $2.6 write-off of an uncollectible receivable from a past installment sale of one of the Company's lab operations.

Selected Financial Data *(continued)*

(c) Following the closing of its acquisition of Orchid Cellmark Inc. ("Orchid") in mid-December 2011, the Company recorded a net $2.8 loss on its divestiture of certain assets of Orchid's U.S. government paternity business, under the terms of the agreement reached with the U.S. Federal Trade Commission. This non-deductible loss on disposal was recorded in Other Income and Expense in the Company's Consolidated Statements of Operations and decreased net earnings for the twelve months ended December 31, 2011 by $2.8.

(d) During 2010, the Company recorded net restructuring charges of $5.8 primarily related to work force reductions and the closing of redundant and underutilized facilities. In addition, the Company recorded a special charge of $6.2 related to the write-off of development costs incurred on systems abandoned during the year.

The Company incurred approximately $25.7 in professional fees and expenses in connection with the acquisition of Genzyme Genetics and other acquisition activity, including significant costs associated with the Federal Trade Commission's review of the Company's purchase of specified net assets of Westcliff. These fees and expenses are included in selling, general and administrative expenses for the year ended December 31, 2010.

The Company also incurred $7.0 of financing commitment fees (included in interest expense for the year ended December 31, 2010) in connection with the acquisition of Genzyme Genetics.

(e) During 2009, the Company recorded net restructuring charges of $13.5 primarily related to the closing of redundant and underutilized facilities.

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the defined benefit retirement plan (the "Company Plan") and the nonqualified supplemental retirement plan (the "PEP"). As a result of the changes to the Company Plan and PEP which were adopted in the fourth quarter of 2009, the Company recognized a net curtailment charge of $2.8 due to remeasurement of the PEP obligation at December 31, 2009 and the acceleration of unrecognized prior service for that plan. In addition, the Company recorded favorable adjustments of $21.5 to its tax provision relating to the resolution of certain state income tax issues under audit, as well as the realization of foreign tax credits.

In connection with the Monogram Biosciences, Inc. acquisition, the Company incurred $2.7 in transaction fees and expenses in the third quarter of 2009.

(f) During 2008, the Company recorded net restructuring charges of $32.4 primarily related to work force reductions and the closing of redundant and underutilized facilities. During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

In the fourth quarter of 2008, the Company recorded a $7.5 cumulative revenue adjustment relating to certain historic overpayments made by Medicare for claims submitted by a subsidiary of the Company. In addition, the Company recorded a $7.1 favorable adjustment to its fourth quarter tax provision relating to tax treaty changes adopted by the United States and Canada.

During the fourth quarter of 2008, the Company recorded charges of approximately $3.7, which related to the acceleration of the recognition of stock compensation and certain defined benefit plan obligations due to the announced retirement of the Company's Executive Vice President of Corporate Affairs, effective December 31, 2008.

In the second quarter of 2008, the Company recorded a $45.0 increase in its provision for doubtful accounts. The Company's estimate of the allowance for doubtful accounts was increased due to the impact of the economy, higher patient deductibles and copayments, and recent acquisitions on the collectibility of accounts receivable balances.

(g) Long-term obligations primarily include the Company's zero-coupon convertible subordinated notes, 5½% senior notes due 2013, 5⅝% senior notes due 2015, 3⅛% senior notes due 2016, 2⅕% senior notes due 2017, 4⅝% senior notes due 2020, 3¾% senior notes due 2022, term loan, revolving credit facility and other long-term obligations. The accreted balance of the zero-coupon convertible subordinated notes was $130.0, $135.5, $286.7, $292.2 and $573.5 at December 31, 2012, 2011, 2010, 2009 and 2008, respectively. The balance of the 5½% senior notes, including principal and unamortized portion of a deferred gain on an interest rate swap agreement, was $350.0, $350.5, $350.9, $351.3 and $351.7 at December 31, 2012, 2011, 2010, 2009 and 2008, respectively. The principal balance of the 5⅝% senior notes was $250.0 at December 31, 2012, 2011, 2010, 2009 and 2008. The principal balance of the 3⅛% senior notes was $325.0 at December 31, 2012, 2011 and 2010, and $0 for 2009 and 2008. The principal balance of the 4⅝% senior notes was $600.0 at December 31, 2012, 2011 and 2010 and $0 for 2009 and 2008. The principal balances of the 2⅕% and 3¾% senior notes were $500.0 each at December 31, 2012 and $0 for all other years presented. The term loan was $0.0, $0.0, $375.0, $425.0 and $475.0 at December 31, 2012, 2011, 2010, 2009 and 2008, respectively. The revolving credit facility was $0.0, $560.0, $0.0, $75.0, $70.8 at December 31, 2012, 2011, 2010, 2009 and 2008, respectively. The remainder of other long-term obligations consisted primarily of mortgages payable with balances of $0.0, $0.0, $0.8, $0.9 and $0.3 at December 31, 2012, 2011, 2010, 2009 and 2008, respectively. Long-term obligations exclude amounts due to affiliates.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

General

During 2012 the Company grew its revenue in a challenging economic environment. Net sales for 2012 increased 2.3% in comparison to 2011 on a 1.7% increase in volume and a 0.6% increase in revenue per requisition. The Company's acquisition of Orchid in December 2011 increased revenue and volume by 1.1% and 0.3%, respectively, in 2012 compared to 2011. The Company's acquisition of MEDTOX on July 31, 2012 increased revenue and volume by 1.0% and 1.4%, respectively, in 2012 compared to 2011.

During 2012, the impact of inclement weather (notably from Super Storm Sandy in October 2012) reduced the Company's revenues and diluted earnings per share by an estimated $16.0 and $0.09, respectively.

Changes in governmental regulations will have a significant impact on the Company's operations in 2013. The Affordable Care Act Baseline for the 2013 update to the Clinical Lab Fee Schedule was negative 0.95% and the Middle Class Tax Relief and Job Creation Act rebaselined the fee schedule an additional 2% lower. These fee schedule reductions became effective on January 1, 2013. If mandatory sequestration is implemented, the Company will receive an additional 2% reduction to the Clinical Lab Fee Schedule and a separate 2% reduction to the Physician Fee Schedule effective April 1, 2013. The Company also faces significant revenue impacts in 2013 as a result of a variety of other government reductions in payment for laboratory services. Altogether, the Company estimates that these payment reductions will negatively impact 2013 revenue by over $50.0 and diluted earnings per share by approximately $0.35.

Seasonality

The majority of the Company's testing volume is dependent on patient visits to physician offices and other providers of health care. Volume of testing generally declines during the year-end holiday periods and other major holidays. In addition, volume declines due to inclement weather may reduce net revenues and cash flows. Therefore, comparison of the results of successive quarters may not accurately reflect trends or results for the full year.

Results of Operations

(amounts in millions except Revenue Per Requisition info)

Years ended December 31, 2012, 2011, and 2010

Net Sales

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Net Sales					
Routine Testing	$3,246.6	$3,143.9	$2,995.4	3.3%	5.0%
Genomic and Esoteric Testing	2,089.8	2,089.0	1,728.5	0.0%	20.9%
Ontario, Canada	335.0	309.4	280.0	8.3%	10.5%
Total	$5,671.4	$5,542.3	$5,003.9	2.3%	10.8%

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Volume					
Routine Testing	86.2	85.2	83.3	1.2%	2.3%
Genomic and Esoteric Testing	29.9	29.3	27.2	1.8%	7.8%
Ontario, Canada	9.8	9.3	9.1	6.2%	1.8%
Total	125.9	123.8	119.6	1.7%	3.5%

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Revenue Per Requisition					
Routine Testing	$37.68	$36.91	$35.96	2.1%	2.6%
Genomic and Esoteric Testing	$69.94	$71.19	$63.48	(1.8)%	12.1%
Ontario, Canada	$33.94	$33.29	$30.68	2.0%	8.5%
Total	$45.04	$44.76	$41.82	0.6%	7.0%

The increase in net sales for the three years ended December 31, 2012 has been driven primarily by acquisitions made in all years (most significantly in the second half of 2010), along with growth in the Company's managed care business, increased revenue from third parties (Medicare and Medicaid), the Company's continued shift in test mix to higher-priced genomic and esoteric tests, and growth in revenue per requisition in the Company's routine testing.

During the fourth quarter of 2012, the impact of inclement weather reduced revenue by an estimated $16.0. The increase in net sales for the year ended December 31, 2012 as compared with 2011 was driven primarily by the MEDTOX and Orchid acquisitions and by contributions from the milder winter weather experienced in the first quarter of 2012, along with positive volume growth in genomic and esoteric testing and Ontario, Canada, offset by volume losses sustained

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

in the fourth quarter of 2012 due to Super Storm Sandy. Genomic and esoteric testing volume as a percentage of total volume was 23.7% in both 2012 and 2011. Volume growth for genomic and esoteric testing was primarily due to the incremental volume from Orchid as well as growth in the NuSwab® series of women's health tests, offset by declines in histology and surgical pathology volumes. The decline in price in genomic and esoteric testing is a result of a lower mix of reproductive and histology testing. Net sales of the Ontario subsidiary were $335.0 for 2012 compared to $309.4 in 2011, an increase of $25.6, or 8.3%. Net sales of the Ontario subsidiary were negatively impacted by a stronger U.S. dollar in 2012 as compared with 2011 and a weaker dollar in 2011 compared to 2010. In Canadian dollars, net sales of the Ontario subsidiary for the twelve months ended December 31, 2012, 2011 and 2010 were CN$334.7, CN$306.0 and CN$288.5, respectively.

In 2011, the Company's 2010 acquisition of Genzyme Genetics contributed 6.8% to the overall 10.8% growth in revenue and 0.9% to the overall 3.5% growth in volume.

Cost of Sales

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Cost of sales	$3,421.7	$3,267.6	$2,906.1	4.7%	12.4%
Cost of sales as a % of sales	60.3%	59.0%	58.1%		

Cost of sales (primarily laboratory and distribution costs) increased 4.7% in 2012 as compared with 2011 primarily due to incremental costs from acquisitions including MEDTOX and Orchid and to increases in employee benefits cost. The increase in cost of sales as a percentage of net sales is primarily due to the impact of inclement weather, lower margins on acquired operations that have not yet been fully integrated as well as slower volume growth.

Cost of sales has increased over the three-year period ended December 31, 2012 primarily due to overall growth in the Company's volume, as well as increases in labor, the continued shift in test mix to higher cost genomic and esoteric testing and the impact of acquisitions. As a percentage of sales, cost of sales has increased during the three-year period ended December 31, 2012 from 58.1% in 2010 to 60.3% in 2012. The increase in 2012 cost of sales as a percentage of net sales is primarily attributable to recent acquisitions that have not been fully integrated into the Company's operating cost structure as of December 31, 2012. Cost of sales of the Ontario subsidiary contributed $16.8 and $17.4 or 0.5% and 0.6% of the increase in cost of sales in 2012 and 2011, respectively. These increases were due to continued growth in the business. Labor and testing supplies comprise over 77% of the Company's cost of sales.

Selling, General and Administrative Expenses

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Selling, general and administrative expenses	$1,114.6	$1,159.6	$1,034.3	(3.9)%	12.1%
SG&A as a % of sales	19.7%	20.9%	20.7%		

Selling, general and administrative expenses as a percentage of net sales decreased to 19.7% in 2012 compared to 20.9% in 2011. The decrease in selling, general and administrative expenses as a percentage of net sales is partially due to expense management and to efficiencies from acquired operations that are being integrated into the Company's operating cost structure. Additionally, bad debt expense decreased to 4.3% of net sales in 2012 as compared with 4.6% in 2011 primarily due to improved collection trends resulting from process improvement programs within the Company's billing department and field operations. These decreases in selling, general and administrative expenses were partially offset by $9.9 in fees from the MEDTOX acquisition recorded during 2012. Selling, general and administrative expenses of the Ontario subsidiary increased $7.1 and $6.6 or 0.6% and 0.6% of the prior year totals in 2012 and 2011, respectively. These increases were due to continued growth in the business. During 2011, the Company recorded the settlement of the Hunter Labs litigation in California for $34.5 ($49.5 settlement less previously recorded reserves of $15.0) in selling, general and administrative expenses.

Amortization of Intangibles and Other Assets

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Amortization of intangibles and other assets	$86.3	$85.8	$72.7	0.6%	18.0%

The increase in amortization of intangibles and other assets over the three-year period ended December 31, 2012 primarily reflects the impact of acquisitions closed during all three years. During 2012, the Company recorded $6.2 in accelerated amortization relating to the termination of a licensing agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Restructuring and Other Special Charges

	Years Ended December 31,		
	2012	2011	2010
Restructuring and other special charges	$25.3	$80.9	$12.0

During 2012, the Company recorded net restructuring charges of $25.3. The charges were comprised of $16.2 in severance and other personnel costs and $19.6 in facility-related costs primarily associated with the ongoing integration activities of Orchid and the Integrated Genetics Division (formerly Genzyme Genetics) and costs associated with the previously announced termination of an executive vice president. These charges were offset by the reversal of previously established reserves of $6.3 in unused severance and $4.2 in unused facility-related costs.

During 2011, the Company recorded net restructuring charges of $44.6. Of this amount, $27.4 related to severance and other personnel costs, and $22.0 primarily related to facility-related costs associated with the ongoing integration of certain acquisitions including Genzyme Genetics and Westcliff. These charges were offset by restructuring credits of $4.8, resulting from the reversal of unused severance and facility closure liabilities. In addition, the Company recorded fixed assets impairment charges of $18.9 primarily related to equipment, computer systems and leasehold improvements in closed facilities. The Company also recorded special charges of $14.8 related to the write-off of certain assets and liabilities related to an investment made in prior years, along with a $2.6 write-off of an uncollectible receivable from a past installment sale of one of the Company's lab operations.

During 2010, the Company recorded net restructuring charges of $5.8 primarily related to the closing of redundant and underutilized facilities. Of this amount, $8.0 related to severance and other employee costs for employees primarily in the affected facilities, and $3.1 related to contractual obligations associated with leased facilities and other facility-related costs. The Company also reduced its prior restructuring accruals by $5.3, comprised of $4.7 of previously recorded facility costs and $0.6 of employee severance benefits as a result of changes in cost estimates on the restructuring initiatives. In addition, the Company recorded a special charge of $6.2 related to the write-off of development costs incurred on systems abandoned during the year.

From time to time, the Company implements cost savings initiatives. These initiatives result from the integration of recently acquired businesses and from reducing the number of facilities and employees in an effort to balance the Company's cost of operations with current test volume trends while maintaining the high quality of its services that the marketplace demands. It is difficult to determine the nature, timing and extent of these activities until adequate planning has been completed and reviewed. The continuing economic downturn being experienced in the United States and globally has had an impact on the Company's volume. The Company believes that any restructuring costs which may be incurred in future periods will be more than offset by subsequent savings realized from these potential actions and that any related restructuring charges will not have a material impact on the Company's operations or liquidity.

As part of the Clearstone integration, the Company also recorded a $6.9 loss on the disposal of one of its European subsidiaries in Other, net under Other income (expenses) during 2012.

Interest Expense

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Interest expense	$94.5	$87.5	$70.0	8.0%	25.0%

The increase in interest expense for 2012 as compared with 2011 is primarily due to the issuance of $1,000.0 of senior notes in August 2012. This increase was partially offset by the settlement of approximately $155.1 of the zero-coupon subordinated notes during 2011. In addition, during December 2011, the Company replaced its existing term loan facility (the "Term Loan Facility") with a new revolving credit facility (the "Revolving Credit Facility"), which is described further in "Note 11 to Consolidated Financial Statements." The new Revolving Credit Facility had a lower effective interest rate during 2012 compared with the effective interest rate on the Term Loan Facility during 2011. Finally, there were no borrowings outstanding under the Revolving Credit Facility during the fourth quarter of 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

The increase in interest expense for 2011 as compared to 2010 is primarily due to interest incurred during 2011 in connection with the senior notes offering of $925.0 in November 2010, which was outstanding for all of 2011. Certain interest related costs decreased due to lower average borrowings outstanding during 2011 as compared with 2010 primarily due to principal payments on the prior Term Loan Facility and the settlement of approximately $155.1 of the zero-coupon subordinated notes during the year. In addition, the effective interest rate on the Term Loan Facility was lower in 2011 as compared with 2010 due to the expiration of the interest rate swap on March 31, 2011. In conjunction with the repayment and cancellation of its old credit agreement in December 2011, the Company recorded approximately $1.0 of unamortized debt costs as interest expense in the Company's Consolidated Statements of Operations. The Company recorded $7.0 of bridge financing fees in the 2010 period related to the signing of the definitive agreement to acquire Genzyme Genetics in September 2010.

Equity Method Income

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Equity method income	$21.4	$9.5	$10.6	125.3%	(10.4)%

Equity method income represents the Company's ownership share in joint venture partnerships along with equity investments in other companies in the health care industry. The increase in income in 2012 compared with 2011 is primarily due to the Company's share of losses during 2011 in the Cincinnati, Ohio joint venture (liquidation initiated in the second half of 2011) and the Canada, China, Singapore and Western Europe equity method investments (acquired by the Company in the second half of 2011). In addition, in conjunction with the liquidation of one of its joint ventures, the Company recorded a $2.9 increase in equity method income during the second quarter of 2012.

Income Tax Expense

	Years Ended December 31,		
	2012	2011	2010
Income tax expense	$359.4	$333.0	$344.0
Income tax expense as a % of income before tax	38.1%	38.4%	37.6%

The effective tax rate for 2012 was favorably impacted by an increase in unrecognized income tax benefits compared to 2011, partially offset by an increase in tax on the additional investment in the Company's Canadian subsidiary. The effective tax rate for 2011 was negatively impacted by a decrease in unrecognized income tax benefits compared to 2010, the divestiture of certain Orchid paternity contracts, and foreign losses not tax effected.

Liquidity, Capital Resources and Financial Position

The Company's strong cash-generating capability and financial condition typically have provided ready access to capital markets. The Company's principal source of liquidity is operating cash flow, supplemented by proceeds from debt offerings. This cash-generating capability is one of the Company's fundamental strengths and provides substantial financial flexibility in meeting operating, investing and financing needs. The Company's senior unsecured Revolving Credit Facility is further discussed in "Note 11 to Consolidated Financial Statements."

On July 31, 2012, the Company completed its acquisition of MEDTOX for $236.4 in cash, excluding transaction fees. The acquisition was financed through borrowings from the Company's Revolving Credit Facility and cash on hand.

On August 23, 2012, the Company issued $1,000.0 in new senior notes pursuant to the Company's effective shelf registration statement on Form S-3. The new senior notes consisted of $500.0 aggregate principal amount of 2.20% Senior Notes due 2017 and $500.0 aggregate principal amount of 3.75% Senior Notes due 2022. The net proceeds were used to repay $625.0 of the outstanding borrowings under the Company's Revolving Credit Facility. The remaining proceeds are available for other general corporate purposes.

The Company believes that its cash from operations, in combination with available cash on hand and borrowing capacity, will be sufficient to satisfy its obligations in 2013. The Company's $350.0 Senior Note matured on February 1, 2013 was paid with available cash on hand and $30.0 from the Revolving Credit Facility. The Company has recently discussed its intention to increase its ratio of total debt to consolidated EBITDA over time from 2.0 to 1.0 as of December 2012 to 2.5 to 1.0. The Company believes that it

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

can achieve this through use of its Revolving Credit Facility and its ready access to debt capital markets. In the event that the Company needs additional liquidity, it believes it can readily access the debt capital markets.

Operating Activities

In 2012, the Company's operations provided $841.4 of cash, reflecting the Company's solid business results. The Company continued to focus on efforts to increase cash collections from all payers and to generate ongoing improvements to the claim submission processes. At December 31 2012, a balance sheet reclassification adjustment was made to reduce cash and accounts payable to net positive cash balances in certain accounts at one of the Company's financial institutions with outstanding checks in specific accounts with that same bank as there is a technical right of offset for cash accounts within the same bank. This adjustment included an out of period one-time correction that reduced 2012 reported operating cash flows by $34.0, which is not material to the previously reported financial statements.

The Company made contributions to the defined benefit retirement plan ("Company Plan") of $11.3, $0.0 and $0.0 in 2012, 2011 and 2010, respectively. In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the Company Plan and the PEP. Both plans have been closed to new participants. Employees participating in the Company Plan and the PEP no longer earn service-based credits, but continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") receive a minimum 3% non-elective contribution ("NEC") concurrent with each payroll period. The NEC replaces the Company match, which has been discontinued. Employees are not required to make a contribution to the 401K Plan to receive the NEC. The NEC is non-forfeitable and vests immediately. The 401K Plan also permits discretionary contributions by the Company of 1% to 3% of pay for eligible employees based on years of service. Non-elective and discretionary contributions were $49.0 in 2012, compared to $44.3 in 2011 and $40.6 in 2010.

Projected pension expense for the Company Plan and the PEP is expected to remain at $12.1 in 2013. The Company plans to make contributions of $6.5 to the Company Plan during 2013. See "Note 16 to the Consolidated Financial Statements" for a further discussion of the Company's pension and postretirement plans.

Investing Activities

Capital expenditures were $173.8, $145.7 and $126.1 for 2012, 2011 and 2010, respectively. The increase in capital spending in 2012 was related to certain integration and cost savings initiatives started by the Company. The Company expects capital expenditures of approximately $200.0 to $220.0 in 2013. The Company's projected capital expenditures are higher than historical levels due to near-term investments in facility consolidation and replacement of a major testing platform. Such expenditures are expected to be funded by cash flow from operations, as well as borrowings under the Company's Revolving Credit Facility as needed.

The Company remains committed to growing its business through strategic acquisitions and licensing agreements. The Company has invested a total of $1,650.8 over the past three years in strategic business acquisitions, including MEDTOX Scientific in 2012, Orchid in 2011 and Genzyme Genetics in 2010. These acquisitions have helped strengthen the Company's geographic presence along with expanding capabilities in the specialty testing operations. The Company believes the acquisition market remains attractive with a number of opportunities to strengthen its scientific capabilities, grow esoteric testing capabilities and increase presence in key geographic areas.

The Company has invested a total of $2.9 over the past three years in licensing new testing technologies and had $41.0 net book value of capitalized patents, licenses and technology as of December 31, 2012. While the Company continues to believe its strategy of entering into licensing and technology distribution agreements with the developers of leading-edge technologies will provide future growth in revenues, there are certain risks associated with these investments. These risks include, but are not limited to, the failure of the licensed technology to gain broad acceptance in the marketplace and/or that insurance companies, managed care organizations, or Medicare and Medicaid will not approve reimbursement for these tests at a level commensurate with the costs of running the tests. Any or all of these circumstances could result in impairment in the value of the related capitalized licensing costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Financing Activities

On December 21, 2011, the Company entered into a Credit Agreement (the "Credit Agreement") providing for the Revolving Credit Facility, a five-year $1,000.0 senior unsecured revolving credit facility with Bank of America, N.A., acting as Administrative Agent, Barclays Capital as Syndication Agent, and a group of financial institutions as lending parties. As part of the new Revolving Credit Facility, the Company repaid all of the outstanding principal balances of $318.8 on its existing term loan facility and $235.0 on its existing revolving credit facility. In conjunction with the repayment and cancellation of its old credit facility, the Company recorded approximately $1.0 of remaining unamortized debt costs as interest expense in the accompanying Consolidated Statements of Operations for the year ended December 31, 2011.

The balances outstanding on the Company's Revolving Credit Facility at December 31, 2012 and December 31, 2011 were $0.0 and $560.0, respectively. The Revolving Credit Facility bears interest at varying rates based upon a base rate or LIBOR plus (in each case) a percentage based on the Company's debt rating with Standard & Poor's and Moody's Rating Services. The Revolving Credit Facility is classified as long-term debt due to the expiration date of the agreement on December 21, 2016.

The Revolving Credit Facility is available for general corporate purposes, including working capital, capital expenditures, acquisitions, funding of share repurchases and other restricted payments permitted under the Credit Agreement. The Credit Agreement also contains limitations on aggregate subsidiary indebtedness and a debt covenant that requires that the Company maintain on the last day of any period of four consecutive fiscal quarters, in each case taken as one accounting period, a ratio of total debt to consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) of not more than 3.0 to 1.0. The Company was in compliance with all covenants in the Credit Agreement at December 31, 2012. As of December 31, 2012, the ratio of total debt to consolidated EBITDA was 2.0 to 1.0.

As of December 31, 2012, the effective interest rate on the Revolving Credit Facility was 1.2%.

On August 23, 2012, the Company issued $1,000.0 in new senior notes pursuant to the Company's effective shelf registration statement on Form S-3. The new senior notes consisted of $500.0 aggregate principal amount of 2.20% Senior Notes due 2017 and $500.0 aggregate principal amount of 3.75% Senior Notes due 2022. The net proceeds were used to repay $625.0 of the outstanding borrowings under the Company's Revolving Credit Facility. The remaining proceeds are available for other general corporate purposes.

The Senior Notes due 2017 and Senior Notes due 2022 bear interest at the rate of 2.20% per annum and 3.75% per annum, respectively, payable semi-annually on February 23 and August 23 of each year, commencing February 23, 2013.

On October 28, 2010, in conjunction with the acquisition of Genzyme Genetics, the Company entered into a $925.0 Bridge Term Loan Credit Agreement, among the Company, the lenders named therein and Citibank, N.A., as administrative agent (the "Bridge Facility"). The Company replaced and terminated the Bridge Facility in November 2010 by making an offering in the debt capital markets. On November 19, 2010, the Company sold $925.0 in debt securities, consisting of $325.0 aggregate principal amount of 3.125% Senior Notes due May 15, 2016 and $600.0 aggregate principal amount of 4.625% Senior Notes due November 15, 2020. Beginning on May 15, 2011, interest on the Senior Notes due 2016 and 2020 is payable semi-annually on May 15 and November 15. On December 1, 2010, the acquisition of Genzyme Genetics was funded by the proceeds from the issuance of these Notes ($915.4) and with cash on hand.

During 2012, the Company purchased $516.5 of its stock representing 5.9 shares. As of December 31, 2012, the Company had remaining outstanding authorization from the Board of Directors to purchase $68.0 of Company common stock. On February 8, 2013, the Company announced the Board of Directors authorized the purchase of $1,000.0 of additional shares of the Company's common stock.

During 2012, the Company settled notices to convert $9.8 aggregate principal amount at maturity of its zero-coupon subordinated notes with a conversion value of $12.0. The total cash used for these settlements was $8.2 and the Company also issued forty-one thousand additional shares of common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

On September 12, 2012, the Company announced that for the period of September 12, 2012 to March 11, 2013, the zero-coupon subordinated notes will accrue contingent cash interest at a rate of no less than 0.125% of the average market price of a zero-coupon subordinated note for the five trading days ended September 7, 2012, in addition to the continued accrual of the original issue discount.

On January 2, 2013, the Company announced that its zero-coupon subordinated notes may be converted into cash and common stock at the conversion rate of 13.4108 per $1,000 principal amount at maturity of the notes, subject to the terms of the zero-coupon subordinated notes and the Indenture, dated as of October 24, 2006 between the Company and The Bank of New York Mellon, as trustee and conversion agent. In order to exercise the option to convert all or a portion of the zero-coupon subordinated notes, holders are required to validly surrender their zero-coupon subordinated notes at any time during the calendar quarter beginning January 1, 2013, through the close of business on the last business day of the calendar quarter, which is 5:00 p.m., New York City time, on Friday, March 29, 2013. If notices of conversion are received, the Company plans to settle the cash portion of the conversion obligation with cash on hand and/or borrowings under the revolving credit facility.

Credit Ratings

The Company's debt ratings of Baa2 from Moody's and BBB from Standard & Poor's contribute to its ability to access capital markets.

Contractual Cash Obligations

	Payments Due by Period				
	Total	2013	2014-2015	2016-2017	2018 and thereafter
Operating lease obligations	$ 583.8	$166.9	$228.4	$ 100.8	$ 87.7
Contingent future licensing payments[a]	21.9	5.1	9.1	6.1	1.6
Minimum royalty payments	10.3	2.0	3.5	3.2	1.6
Zero-coupon subordinated notes[b]	130.0	130.0	–	–	–
Scheduled interest payments on Senior Notes	530.7	83.3	163.4	115.6	168.4
Revolving credit facility	–	–	–	–	–
Long-term debt, other than revolving credit facility	2,525.0	350.0	250.0	825.0	1,100.0
Total contractual cash obligations[c][d]	$3,801.7	$737.3	$654.4	$1,050.7	$1,359.3

(a) Contingent future licensing payments will be made if certain events take place, such as the launch of a specific test, the transfer of certain technology, and when specified revenue milestones are met.

(b) As announced by the Company on January 2, 2013, holders of the zero-coupon subordinated notes may choose to convert their notes during the first quarter of 2013 subject to terms as defined in the note agreement. See "Note 11 to Consolidated Financial Statements" and "Credit Ratings" above for further information regarding the Company's zero-coupon subordinated notes.

(c) The table does not include obligations under the Company's pension and postretirement benefit plans, which are included in "Note 16 to Consolidated Financial Statements." Benefits under the Company's postretirement medical plan are made when claims are submitted for payment, the timing of which is not practicable to estimate.

(d) The table does not include the Company's reserves for unrecognized tax benefits. The Company had a $46.2 and $63.5 reserve for unrecognized tax benefits, including interest and penalties, at December 31, 2012 and 2011, respectively, which is included in "Note 13 to Consolidated Financial Statements." Substantially all of these tax reserves are classified in other long-term liabilities in the Company's Consolidated Balance Sheets at December 31, 2012 and 2011.

Off-Balance Sheet Arrangements

The Company does not have transactions or relationships with "special purpose" entities, and the Company does not have any off-balance sheet financing other than normal operating leases.

Other Commercial Commitments

As of December 31, 2012, the Company provided letters of credit aggregating approximately $37.4, primarily in connection with certain insurance programs. Letters of credit provided by the Company are secured by the Company's Revolving Credit Facility and are renewed annually, around mid-year.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

The partnership units of the holders of the noncontrolling interest in the Company's Ontario, Canada ("Ontario") subsidiary were acquired by the Company on February 8, 2010 for $137.5. On February 17, 2010, the Company completed a transaction to sell the units acquired from the previous noncontrolling interest holder to a new Canadian partner for the same price. As a result of this transaction, the Company recorded a component of noncontrolling interest in other liabilities and a component in mezzanine equity. Upon the completion of these two transactions, the Company's financial ownership percentage in its Ontario subsidiary remained unchanged at 85.6%. Concurrent with the sale to the new partner, the partnership agreement for the Ontario subsidiary was amended and restated with substantially the same terms as the previous agreement.

On October 14, 2011, the Company issued notice to a noncontrolling interest holder in its Ontario subsidiary of its intent to purchase the holder's partnership units in accordance with the terms of the joint venture's partnership agreement. On November 28, 2011, this purchase was completed for a total purchase price of CN$151.7 as outlined in the partnership agreement (CN$147.8 plus certain adjustments relating to cash distribution hold backs made to finance recent business acquisitions and capital expenditures). The purchase of these additional partnership units brings the Company's percentage interest owned to 98.2%.

The contractual value of the remaining noncontrolling interest put totals $20.7 at December 31, 2012. At December 31, 2012 and 2011, $20.7 and $20.2, respectively, have been classified as mezzanine equity in the Company's consolidated balance sheet.

Based on current and projected levels of operations, coupled with availability under its Revolving Credit Facility, the Company believes it has sufficient liquidity to meet both its anticipated short-term and long-term cash needs; however, the Company continually reassesses its liquidity position in light of market conditions and other relevant factors.

New Accounting Pronouncements

In June 2011, the FASB issued authoritative guidance on the presentation of comprehensive income. Specifically, this literature requires an entity to present components of net earnings and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The authoritative guidance eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders' equity. While the authoritative guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net earnings or other comprehensive income under current accounting guidance. The Company adopted this guidance during the first quarter of 2012 and elected to present comprehensive income in two separate, but consecutive statements and has applied the new presentation to the prior period presented. The adoption of this authoritative guidance in the first quarter of fiscal 2012 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued an amendment to existing guidance regarding the reporting of amounts reclassified out of accumulated other comprehensive income. The amendment requires an entity to present information about reclassification adjustments from accumulated other comprehensive income in its annual financial statements in a single note or on the face of the financial statements. The amendment is effective prospectively for reporting periods beginning after December 15, 2012. We do not expect this amendment to have a significant impact on the Company's Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. While the Company believes these estimates are reasonable and consistent, they are by their very nature, estimates of amounts that will depend on future events. Accordingly, actual results could differ from these estimates. The Company's Audit Committee periodically reviews the Company's significant accounting policies. The Company's critical accounting policies arise in conjunction with the following:

- Revenue recognition and allowance for doubtful accounts;
- Pension expense;
- Accruals for self insurance reserves;
- Income taxes; and
- Goodwill and Indefinite-Lived Assets

Revenue Recognition and Allowance for Doubtful Accounts

Revenue is recognized for services rendered when the testing process is complete and test results are reported to the ordering physician. The Company's sales are generally billed to three types of payers – clients, patients and third parties such as managed care companies, Medicare and Medicaid. For clients, sales are recorded on a fee-for-service basis at the Company's client list price, less any negotiated discount. Patient sales are recorded at the Company's patient fee schedule, net of any discounts negotiated with physicians on behalf of their patients. The Company bills third-party payers in two ways – fee-for-service and capitated agreements. Fee-for-service third-party payers are billed at the Company's patient fee schedule amount, and third-party revenue is recorded net of contractual discounts. These discounts are recorded at the transaction level at the time of sale based on a fee schedule that is maintained for each third-party payer. The majority of the Company's third-party sales are recorded using an actual or contracted fee schedule at the time of sale. For the remaining third-party sales, estimated fee schedules are maintained for each payer. Adjustments to the estimated payment amounts are recorded at the time of final collection and settlement of each transaction as an adjustment to revenue. These adjustments are not material to the Company's results of operations in any period presented. The Company periodically adjusts these estimated fee schedules based upon historical payment trends. Under capitated agreements with managed care companies, the Company recognizes revenue based on a negotiated monthly contractual rate for each member of the managed care plan regardless of the number or cost of services performed.

The Company has a formal process to estimate and review the collectibility of its receivables based on the period of time they have been outstanding. Bad debt expense is recorded within selling, general and administrative expenses as a percentage of sales considered necessary to maintain the allowance for doubtful accounts at an appropriate level. The Company's process for determining the appropriate level of the allowance for doubtful accounts involves judgment, and considers such factors as the age of the underlying receivables, historical and projected collection experience, and other external factors that could affect the collectibility of its receivables. Accounts are written off against the allowance for doubtful accounts based on the Company's write-off policy (e.g., when they are deemed to be uncollectible). In the determination of the appropriate level of the allowance, accounts are progressively reserved based on the historical timing of cash collections relative to their respective aging categories within the Company's receivables. These collection and reserve processes, along with the close monitoring of the billing process, help reduce the risks of material revisions to reserve estimates resulting from adverse changes in collection or reimbursement experience.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

The following table presents the percentage of the Company's net accounts receivable outstanding by aging category at December 31, 2012 and 2011:

Days Outstanding	2012	2011
0 – 30	48.9%	51.2%
31 – 60	18.6%	17.2%
61 – 90	11.7%	10.2%
91 – 120	6.5%	7.7%
121 – 150	3.9%	4.2%
151 – 180	3.3%	3.1%
181 – 270	6.1%	5.3%
271 – 360	0.8%	0.8%
Over 360	0.2%	0.2%

The above table excludes the percentage of net accounts receivable outstanding by aging category for the Ontario subsidiary, Clearstone and Orchid. The Company believes that including the agings for these foreign operations would not be representative of the majority of the accounts receivable by aging category for the Company.

Pension Expense

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the Company Plan and the PEP. Both plans have been closed to new participants. Employees participating in the Company Plan and the PEP no longer earn service-based credits, but continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") receive a minimum 3% non-elective contribution ("NEC") concurrent with each payroll period. The 401K Plan also permits discretionary contributions by the Company of 1% to 3% of pay for eligible employees based on service.

The Company Plan covers substantially all employees hired prior to December 31, 2009. The benefits to be paid under the Company Plan are based on years of credited service through December 31, 2009, interest credits and average compensation. The Company also has the PEP which covers its senior management group. Prior to 2010, the PEP provided for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation.

The Company's net pension cost is developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis at the beginning of each year. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in pension costs may occur in the future due to changes in these assumptions. The key assumptions used in accounting for the defined benefit retirement plans were a 3.95% discount rate and a 7.0% expected long-term rate of return on plan assets as of December 31, 2012.

Discount Rate

The Company evaluates several approaches toward setting the discount rate assumption that is used to value the benefit obligations of its retirement plans. At year-end, priority was given to use of the Towers Watson Bond:Link model, which simulates the purchase of investment-grade corporate bonds at current market yields with principal amounts and maturity dates closely matching the Company's projected cash disbursements from its plans. This completed model represents the yields to maturity that the Company could theoretically settle its plan obligations at year end. The weighted-average yield on the modeled bond portfolio is then used to form the discount rate assumption used for each retirement plan. A one percentage point decrease or increase in the discount rate would have resulted in a respective increase or decrease in 2012 retirement plan expense of $2.7.

Return on Plan Assets

In establishing its expected return on plan assets assumption, the Company reviews its asset allocation and develops return assumptions based on different asset classes adjusting for plan operating expenses. Actual asset over/under performance compared to expected returns will respectively decrease/increase unrecognized loss. The change in the unrecognized loss will change amortization cost in upcoming periods. A one percentage point increase or decrease in the expected return on plan assets would have resulted in a corresponding change in 2012 pension expense of $2.4.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Net pension cost for 2012 was $12.1 as compared with $8.6 in 2011 and $9.6 in 2010. The increase in pension expense in 2012 was due to increases in the amount of net amortization and deferral as a result of lower discount rates and a 25 basis points decrease in the expected return on assets as a result of declines in asset market values in 2011. Projected pension expense for the Company Plan and the PEP is expected to remain at $12.1 in 2013.

Further information on the Company's defined benefit retirement plan is provided in Note 16 to the consolidated financial statements.

Accruals for Self-insurance Reserves

Accruals for self-insurance reserves (including workers' compensation, auto and employee medical) are determined based on a number of assumptions and factors, including historical payment trends and claims history, actuarial assumptions and current and estimated future economic conditions. These estimated liabilities are not discounted.

The Company is self-insured (up to certain limits) for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company maintains excess insurance which limits the Company's maximum exposure on individual claims. The Company estimates a liability that represents the ultimate exposure for aggregate losses below those limits. The liability is discounted and is based on actuarial assumptions and factors for known and incurred but not reported claims, including the frequency and payment trends of historical claims.

If actual trends differ from these estimates, the financial results could be impacted. Historical trends have not differed materially from these estimates.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.

Goodwill and Indefinite-Lived Assets

The Company assesses goodwill and indefinite-lived intangibles for impairment at least annually and more frequently if triggering events occur. The timing of the Company's annual impairment testing is the end of the fiscal year. Step One of the impairment test includes the estimation of the fair value of the reporting unit as compared to the book value of the reporting unit. If Step One indicates potential impairment, the second step is performed to measure the amount of the impairment. The Company relies on a number of factors to determine fair value such as publicly available information regarding the market capitalization of the Company as well as operating results, business plans, and present value techniques. There are inherent uncertainties related to these factors, and judgment in applying them. The assumptions underlying the impairment analysis may change in such a manner that impairment in value may occur in the future. Such impairment will be recognized in the period in which it becomes known.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Forward-Looking Statements

The Company has made in this report, and from time to time may otherwise make in its public filings, press releases and discussions by Company management, forward-looking statements concerning the Company's operations, performance and financial condition, as well as its strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties and the Company claims the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere herein and in the Company's other public filings, press releases and discussions with Company management, including:

1. changes in federal, state, local and third-party payer regulations or policies or other future reforms in the health care system (or in the interpretation of current regulations), new insurance or payment systems, including state or regional insurance cooperatives (Health Insurance Exchanges), new public insurance programs or a single-payer system, affecting governmental and third-party coverage or reimbursement for clinical laboratory testing;
2. adverse results from investigations or audits of clinical laboratories by the government, which may include significant monetary damages, refunds and/or exclusion from the Medicare and Medicaid programs;
3. loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or interpretations of, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid, the False Claims Act or other federal, state or local agencies;
4. failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act, which may result in penalties and loss of licensure;
5. failure to comply with HIPAA, including changes to federal and state privacy and security obligations and changes to HIPAA, including those changes included within HITECH and any subsequent amendments, which could result in increased costs, denial of claims and/or significant penalties;
6. failure to maintain the security of business information or systems could damage the Company's reputation, cause it to incur substantial additional costs and to become subject to litigation;
7. failure of the Company, third-party payers or physicians to comply with the ICD-10-CM Code Set by the compliance date of October 1, 2014, could negatively impact the Company's reimbursement, cash collections, DSO and profitability;
8. increased competition, including competition from companies that do not comply with existing laws or regulations or otherwise disregard compliance standards in the industry;
9. increased price competition, competitive bidding for laboratory tests and/or changes or reductions to fee schedules;
10. changes in payer mix, including an increase in capitated reimbursement mechanisms or the impact of a shift to consumer-driven health plans;
11. failure to obtain and retain new customers or a reduction in tests ordered or specimens submitted by existing customers;
12. failure to retain or attract managed care business as a result of changes in business models, including new risk based or network approaches, or other changes in strategy or business models by managed care companies;
13. failure to effectively integrate and/or manage newly acquired businesses and the cost related to such integrations;
14. adverse results in litigation matters;

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

15. inability to attract and retain experienced and qualified personnel;
16. business interruption, increased costs, and other adverse effects on the Company's operations due to the unionization of employees, union strikes, work stoppages, or general labor unrest;
17. failure to maintain the Company's days sales outstanding and/or bad debt expense levels;
18. decrease in the Company's credit ratings by Standard & Poor's and/or Moody's;
19. discontinuation or recalls of existing testing products;
20. failure to develop or acquire licenses for new or improved technologies, or if customers use new technologies to perform their own tests;
21. inability to commercialize newly licensed tests or technologies or to obtain appropriate coverage or reimbursement for such tests, which could result in impairment in the value of certain capitalized licensing costs;
22. failure to identify and successfully close and integrate strategic acquisition targets;
23. changes in government regulations or policies, including regulations and policies of the Food and Drug Administration, affecting the approval, availability of, and the selling and marketing of diagnostic tests;
24. inability to obtain and maintain adequate patent and other proprietary rights for protection of the Company's products and services and successfully enforce the Company's proprietary rights;
25. the scope, validity and enforceability of patents and other proprietary rights held by third parties which might have an impact on the Company's ability to develop, perform, or market the Company's tests or operate its business;
26. failure in the Company's information technology systems resulting in an increase in testing turnaround time or billing processes or the failure to meet future regulatory or customer information technology, data security and connectivity requirements;
27. failure of the Company's financial information systems resulting in failure to meet required financial reporting deadlines;
28. failure of the Company's disaster recovery plans to provide adequate protection against the interruption of business and/or to permit the recovery of business operations;
29. business interruption or other impact on the business due to adverse weather (including hurricanes), fires and/or other natural disasters, terrorism or other criminal acts, and/or widespread outbreak of influenza or other pandemic illness;
30. liabilities that result from the inability to comply with corporate governance requirements;
31. significant deterioration in the economy or financial markets which could negatively impact the Company's testing volumes, cash collections and the availability of credit for general liquidity or other financing needs;
32. changes in reimbursement by foreign governments and foreign currency fluctuations; and
33. expenses and risks associated with international operations, including but not limited to compliance with the Foreign Corrupt Practices Act, the U.K. Bribery Act, as well as laws and regulations that differ from those of the United States, and economic, political, legal and other operational risks associated with foreign markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Quantitative and Qualitative Disclosure About Market Risk

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that includes, from time to time, the use of derivative financial instruments such as interest rate swap agreements. Although, as set forth below, the Company's zero-coupon subordinated notes contain features that are considered to be embedded derivative instruments, the Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

The Company's zero-coupon subordinated notes contain the following two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities:

1. The Company will pay contingent cash interest on the zero-coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2. Holders may surrender zero-coupon subordinated notes for conversion during any period in which the rating assigned to the zero-coupon subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Borrowings under the Company's revolving credit facility are subject to variable interest rates, unless fixed through interest rate swaps or other agreements.

The Company's Ontario, Canada consolidated joint venture operates in Canada and, accordingly, the earnings and cash flows generated from the Ontario operations are subject to foreign currency exchange risk.

The Company's wholly owned subsidiary, Clearstone Central Laboratories, has operations in China and Singapore and, accordingly the earnings and cash flows generated from these operations are subject to foreign currency risk.

The Company's wholly owned subsidiary, Orchid, has operations in the United Kingdom and, accordingly the earnings and cash flows generated from Orchid's United Kingdom operation are subject to foreign currency risk.

The Alberta, Canada joint venture partnership operates in Canada and remits the Company's share of partnership income in Canadian dollars. Accordingly, the cash flow received from this affiliate is subject to foreign currency exchange risk.

Report of Management on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

The internal control over financial reporting at the Company was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control–Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, the Company's management determined that, as of December 31, 2012, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of the Company included in this annual report, also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 as stated in its report, which is included herein immediately preceding the Company's audited financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Laboratory Corporation of America Holdings:

In our opinion, the consolidated balance sheets and related consolidated statements of operations, comprehensive earnings, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Laboratory Corporation of America Holdings and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 26, 2013

Consolidated Balance Sheets

	December 31,	
(In Millions)	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 466.8	$ 159.3
Accounts receivable, net of allowance for doubtful accounts of $191.5 and $197.6 at December 31, 2012 and 2011, respectively	718.5	699.8
Supplies inventories	121.0	110.8
Prepaid expenses and other	74.6	79.6
Deferred income taxes	10.9	10.5
Total current assets	1,391.8	1,060.0
Property, plant and equipment, net	630.8	578.3
Goodwill, net	2,901.7	2,681.8
Intangible assets, net	1,667.7	1,620.7
Joint venture partnerships and equity method investments	78.1	76.8
Other assets, net	124.9	94.2
Total assets	$6,795.0	$6,111.8
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 236.9	$ 257.8
Accrued expenses and other	311.6	339.3
Short-term borrowings and current portion of long-term debt	480.0	135.5
Total current liabilities	1,028.5	732.6
Long-term debt, less current portion	2,175.0	2,085.5
Deferred income taxes and other tax liabilities	546.0	477.9
Other liabilities	307.4	292.1
Total liabilities	4,056.9	3,588.1
Commitments and contingent liabilities		
Noncontrolling interest	20.7	20.2
Shareholders' equity		
Common stock, 93.5 and 97.8 shares outstanding at December 31, 2012 and 2011, respectively	11.3	11.7
Additional paid-in capital	–	–
Retained earnings	3,588.5	3,387.2
Less common stock held in treasury	(951.8)	(940.9)
Accumulated other comprehensive income	69.4	45.5
Total shareholders' equity	2,717.4	2,503.5
Total liabilities and shareholders' equity	$6,795.0	$6,111.8

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

	Years Ended December 31,		
(In Millions, Except Per Share Data)	2012	2011	2010
Net sales	$5,671.4	$5,542.3	$5,003.9
Cost of sales	3,421.7	3,267.6	2,906.1
Gross profit	2,249.7	2,274.7	2,097.8
Selling, general and administrative expenses	1,114.6	1,159.6	1,034.3
Amortization of intangibles and other assets	86.3	85.8	72.7
Restructuring and other special charges	25.3	80.9	12.0
Operating income	1,023.5	948.4	978.8
Other income (expenses):			
Interest expense	(94.5)	(87.5)	(70.0)
Equity method income, net	21.4	9.5	10.6
Investment income	1.0	1.3	1.1
Other, net	(7.2)	(5.6)	(4.9)
Earnings before income taxes	944.2	866.1	915.6
Provision for income taxes	359.4	333.0	344.0
Net earnings	584.8	533.1	571.6
Less: Net earnings attributable to the noncontrolling interest	(1.7)	(13.4)	(13.4)
Net earnings attributable to Laboratory Corporation of America Holdings	$ 583.1	$ 519.7	$ 558.2
Basic earnings per common share	$ 6.09	$ 5.20	$ 5.42
Diluted earnings per common share	$ 5.99	$ 5.11	$ 5.29

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Earnings

	Years Ended December 31,		
(In Millions, Except Per Share Data)	2012	2011	2010
Net earnings	$584.8	$533.1	$571.6
Foreign currency translation adjustments	31.3	(13.2)	41.3
Interest rate swap adjustments	–	2.4	8.2
Net benefit plan adjustments	7.3	(57.5)	(8.3)
Other comprehensive earnings (loss) before tax	38.6	(68.3)	41.2
Provision for income tax related to items of comprehensive earnings	(14.7)	25.3	(14.2)
Other comprehensive earnings (loss), net of tax	23.9	(43.0)	27.0
Comprehensive earnings	608.7	490.1	598.6
Less: Net earnings attributable to the noncontrolling interest	(1.7)	(13.4)	(13.4)
Net earnings attributable to Laboratory Corporation of America Holdings	$607.0	$476.7	$585.2

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(In Millions)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2009	$12.5	$ 36.7	$2,927.9	$ (932.5)	$61.5	$2,106.1
Net earnings attributable to Laboratory Corporation of America Holdings	–	–	558.2	–	–	558.2
Other comprehensive earnings, net of tax	–	–	–	–	27.0	27.0
Issuance of common stock under employee stock plans	0.2	83.0	–	–	–	83.2
Surrender of restricted stock and performance share awards	–	–	–	(2.4)	–	(2.4)
Conversion of zero-coupon convertible debt	–	1.1	–	–	–	1.1
Stock compensation	–	40.0	–	–	–	40.0
Value of noncontrolling interest put	–	(17.2)	–	–	–	(17.2)
Income tax benefit from stock options exercised	–	7.8	–	–	–	7.8
Purchase of common stock	(0.5)	(97.5)	(239.5)	–	–	(337.5)
Balance at December 31, 2010	$12.2	$ 53.9	$3,246.6	$ (934.9)	$88.5	$2,466.3
Net earnings attributable to Laboratory Corporation of America Holdings	–	–	519.7	–	–	519.7
Other comprehensive earnings, net of tax	–	–	–	–	(43.0)	(43.0)
Issuance of common stock under employee stock plans	0.1	117.9	–	–	–	118.0
Surrender of restricted stock and performance share awards	–	–	–	(6.0)	–	(6.0)
Conversion of zero-coupon convertible debt	0.1	36.1	–	–	–	36.2
Stock compensation	–	48.9	–	–	–	48.9
Purchase of noncontrolling interest	–	(3.7)	–	–	–	(3.7)
Income tax benefit from stock options exercised	–	11.0	–	–	–	11.0
Purchase of common stock	(0.7)	(264.1)	(379.1)	–	–	(643.9)
Balance at December 31, 2011	$11.7	$ –	$3,387.2	$ (940.9)	$45.5	$2,503.5
Net earnings attributable to Laboratory Corporation of America Holdings	–	–	583.1	–	–	583.1
Other comprehensive earnings, net of tax	–	–	–	–	23.9	23.9
Issuance of common stock under employee stock plans	0.1	85.1	–	–	–	85.2
Surrender of restricted stock and performance share awards	–	–	–	(10.9)	–	(10.9)
Stock compensation	–	40.7	–	–	–	40.7
Income tax benefit from stock options exercised	–	8.4	–	–	–	8.4
Purchase of common stock	(0.5)	(134.2)	(381.8)	–	–	(516.5)
Balance at December 31, 2012	$11.3	$ –	$3,588.5	$ (951.8)	$69.4	$2,717.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In Millions)	Years Ended December 31, 2012	2011	2010
Cash Flows From Operating Activities:			
Net earnings	$ 584.8	$ 533.1	$ 571.6
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	229.8	231.4	203.6
Stock compensation	40.7	48.9	40.0
Loss on sale of assets	5.5	7.2	4.1
Accrued interest on zero-coupon subordinated notes	2.7	3.9	5.8
Cumulative earnings less than (in excess of) distributions from equity method investments	(0.4)	1.4	6.3
Deferred income taxes	53.3	2.2	12.9
Change in assets and liabilities (net of effects of acquisitions):			
(Increase) decrease in accounts receivable (net)	0.6	(37.1)	(25.3)
Increase in inventories	(6.3)	(6.1)	(5.8)
(Increase) decrease in prepaid expenses and other	7.1	9.8	(13.5)
Increase (decrease) in accounts payable	(30.0)	(8.7)	50.1
Increase (decrease) in accrued expenses and other	(46.4)	69.6	33.8
Net cash provided by operating activities	841.4	855.6	883.6
Cash Flows From Investing Activities:			
Capital expenditures	(173.8)	(145.7)	(126.1)
Proceeds from sale of assets	3.2	3.7	4.8
Deferred payments on acquisitions	(2.9)	(1.0)	(4.5)
Acquisition of licensing technology	(2.5)	–	(0.4)
Investments in equity affiliates	(26.0)	–	(10.0)
Acquisition of businesses, net of cash acquired	(332.2)	(137.3)	(1,181.3)
Net cash used for investing activities	(534.2)	(280.3)	(1,317.5)
Cash Flows From Financing Activities:			
Proceeds from senior notes offerings	1,000.0	–	925.0
Proceeds from revolving credit facilities	305.0	880.0	160.0
Payments on revolving credit facilities	(865.0)	(320.0)	(235.0)
Principal payments on term loan	–	(375.0)	(50.0)
Payments on zero-coupon subordinated notes	(8.2)	(155.1)	(11.4)
Payments on vendor-financed equipment	–	–	(1.3)
Payments on long-term debt	–	(0.9)	(0.1)
Payment of debt issuance costs	(8.9)	(3.6)	(9.7)
Proceeds from sale of interest in a consolidated subsidiary	–	–	137.5
Cash paid to acquire an interest in a consolidated subsidiary	–	(147.9)	(137.5)
Noncontrolling interest distributions	(1.2)	(7.4)	(12.6)
Excess tax benefits from stock based compensation	8.2	10.4	5.1
Net proceeds from issuance of stock to employees	85.8	118.4	83.4
Purchase of common stock	(516.5)	(643.9)	(338.1)
Net cash provided by (used for) financing activities	(0.8)	(645.0)	515.3
Effect of exchange rate changes on cash and cash equivalents	1.1	(1.7)	0.8
Net increase (decrease) in cash and cash equivalents	307.5	(71.4)	82.2
Cash and cash equivalents at beginning of period	159.3	230.7	148.5
Cash and cash equivalents at end of period	$ 466.8	$ 159.3	$ 230.7

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

1. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

Laboratory Corporation of America Holdings with its subsidiaries (the "Company") is the second largest independent clinical laboratory company in the United States based on 2012 net revenues. Through a national network of laboratories, the Company offers a broad range of testing services used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche operations based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

Since its founding in 1971, the Company has grown into a network of 50 primary laboratories and over 1,800 patient service centers along with a network of branches and STAT laboratories. With over 34,000 employees, the Company processes tests on approximately 470,000 patient specimens daily and provides clinical laboratory testing services in all 50 states, the District of Columbia, Puerto Rico, Belgium, Japan, the United Kingdom, China, Singapore and three provinces in Canada. The Company operates within one reportable segment based on the way the Company manages its business.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries for which it exercises control. Long-term investments in affiliated companies in which the Company exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which the Company does not exercise significant influence (generally, when the Company has an investment of less than 20% and no representation on the investee's board of directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. The Company does not have any variable interest entities or special purpose entities whose financial results are not included in the consolidated financial statements.

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive income."

Revenue Recognition

Sales are recognized on the accrual basis at the time test results are reported, which approximates when services are provided. Services are provided to certain patients covered by various third-party payer programs including various managed care organizations, as well as the Medicare and Medicaid programs. Billings for services under third-party payer programs are included in sales net of allowances for contractual discounts and allowances for differences between the amounts billed and estimated program payment amounts. Adjustments to the estimated payment amounts based on final settlement with the programs are recorded upon settlement as an adjustment to revenue. In 2012, 2011 and 2010, approximately 17.6%, 19.0% and 19.4%, respectively, of the Company's revenues were derived directly from the Medicare and Medicaid programs. The Company has capitated agreements with certain managed care customers and recognizes related revenue based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the number or cost of services provided by the Company. In 2012, 2011 and 2010, approximately 3.0%, 2.9% and 3.1%, respectively, of the Company's revenues were derived from such capitated agreements.

The Company's net sales are comprised of the following:

	Years Ended December 31,		
Net sales	2012	2011	2010
Routine Testing	$3,246.6	$3,143.9	$2,995.4
Genomic and Esoteric Testing	2,089.8	2,089.0	1,728.5
Ontario, Canada	335.0	309.4	280.0
Total	$5,671.4	$5,542.3	$5,003.9

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts, deferred tax assets, fair values and amortization lives for intangible assets and accruals for self-insurance reserves and pensions. The allowance for doubtful accounts is determined based on historical collections trends, the aging of accounts, current economic conditions and regulatory changes. Actual results could differ from those estimates.

Notes to Consolidated Financial Statements

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with various major financial institutions. The total cash balances on deposit that exceeded the balances insured by the F.D.I.C., were approximately $82.8 at December 31, 2012. Cash equivalents at December 31, 2012, totaled $388.1, which includes amounts invested in money market funds, time deposits, municipal, treasury and government funds. Cash and cash equivalents include $13.6 restricted cash on deposit in an escrow account for an acquisition in Canada that closed in January 2013.

Substantially all of the Company's accounts receivable are with companies in the health care industry and individuals. However, concentrations of credit risk are limited due to the number of the Company's clients as well as their dispersion across many different geographic regions.

Accounts receivable balances (gross) from Medicare and Medicaid were $121.1 and $138.3 at December 31, 2012 and 2011, respectively.

Earnings per Share

Basic earnings per share is computed by dividing net earnings attributable to Laboratory Corporation of America Holdings by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings including the impact of dilutive adjustments by the weighted average number of common shares outstanding plus potentially dilutive shares, as if they had been issued at the earlier of the date of issuance or the beginning of the period presented. Potentially dilutive common shares result primarily from the Company's outstanding stock options, restricted stock awards, performance share awards, and shares issuable upon conversion of zero-coupon subordinated notes.

The following represents a reconciliation of basic earnings per share to diluted earnings per share:

	2012			2011			2010		
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share	$583.1	95.7	$6.09	$519.7	100.0	$5.20	$558.2	103.0	$5.42
Stock options	–	0.8		–	0.9		–	0.6	
Restricted stock awards and other	–	0.3		–	0.3		–	0.3	
Effect of convertible debt, net of tax	–	0.6		–	0.6		–	1.5	
Diluted earnings per share	$583.1	97.4	$5.99	$519.7	101.8	$5.11	$558.2	105.4	$5.29

The following table summarizes the potential common shares not included in the computation of diluted earnings per share because their impact would have been antidilutive:

	Years Ended December 31,		
	2012	2011	2010
Stock options	2.4	1.3	2.7

Notes to Consolidated Financial Statements

Stock Compensation Plans

The Company measures stock compensation cost for all equity awards at fair value on the date of grant and recognizes compensation expense over the service period for awards expected to vest. The fair value of restricted stock awards and performance shares is determined based on the number of shares granted and the quoted price of the Company's common stock on grant date. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of equity awards that will ultimately vest requires judgment and the Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision. Actual results and future estimates may differ substantially from the Company's current estimates.

See Note 14 for assumptions used in calculating compensation expense for the Company's stock compensation plans.

Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits, and other money market instruments, which have original maturities of three months or less. At December 31, 2012, a balance sheet reclassification adjustment was made to reduce cash and accounts payable to net positive cash balances in certain accounts at one of the Company's financial institutions with outstanding checks in specific accounts with that same bank as there is a technical right of offset for cash accounts within the same bank. This adjustment included an out of period one time correction that reduced 2012 reported operating cash flows by $34.0, which is not material to the previously reported financial statements.

Inventories

Inventories, consisting primarily of purchased laboratory and client supplies, are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation and amortization expense is computed on all classes of assets based on their estimated useful lives, as indicated below, using the straight-line method.

	Years
Buildings and building improvements	10-35
Machinery and equipment	3-10
Furniture and fixtures	5-10
Software	3-10

Leasehold improvements and assets held under capital leases are amortized over the shorter of their estimated useful lives or the term of the related leases. Expenditures for repairs and maintenance are charged to operations as incurred. Retirements, sales and other disposals of assets are recorded by removing the cost and accumulated depreciation from the related accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Capitalized Software Costs

The Company capitalizes purchased software which is ready for service and capitalizes software development costs incurred on significant projects starting from the time that the preliminary project stage is completed and the Company commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include direct material and service costs and payroll and payroll-related costs. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

Long-Lived Assets

Goodwill and indefinite-lived intangibles are evaluated for impairment by applying a fair value based test on an annual basis and more frequently if events or changes in circumstances indicate that the asset might be impaired. The timing of the Company's annual impairment testing is the end of the fiscal year. Step One of the impairment test includes the estimation of the fair value of the reporting unit as compared to the book value of the reporting unit. If Step One indicates potential impairment, the second step is performed to measure the amount of the impairment.

The Company completed an annual impairment analysis of its indefinite lived assets, including goodwill, and has found no instances of impairment as of December 31, 2012.

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is determined by the Company at the level for which there are identifiable cash flows by comparison of the carrying amount of the assets to future undiscounted net cash flows before interest expense and income taxes expected to be generated by the assets. Impairment, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (based on market prices in an active market or on discounted cash flows). Assets to be disposed of are reported at the lower of the carrying amount or fair value.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the expected periods to be benefited, as set forth in the table below, such as legal life for patents and technology and contractual lives for non-compete agreements.

	Years
Customer relationships	10-30
Patents, licenses and technology	3-15
Non-compete agreements	5-10
Trade names	5-10

Debt Issuance Costs

The costs related to the issuance of debt are capitalized and amortized to interest expense over the terms of the related debt.

Professional Liability

The Company is self-insured (up to certain limits) for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company estimates a liability that represents the ultimate exposure for aggregate losses below those limits. The liability is discounted and is based on actuarial assumptions and factors for known and incurred but not reported claims, including the frequency and payment trends of historical claims.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.

Derivative Financial Instruments

Interest rate swap agreements, which have been used by the Company from time to time in the management of interest rate exposure, are accounted for at fair value. The Company's zero-coupon subordinated notes contain two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities. The Company believes these embedded derivatives had no fair value at December 31, 2012 and 2011.

See Note 18 for the Company's objectives in using derivative instruments and the effect of derivative instruments and related hedged items on the Company's financial position, financial performance and cash flows.

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments
Fair value measurements for financial assets and liabilities are determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered fair value hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3).

Research and Development
The Company expenses research and development costs as incurred.

New Accounting Pronouncements
In June 2011, the FASB issued authoritative guidance on the presentation of comprehensive income. Specifically, this literature requires an entity to present components of net earnings and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The authoritative guidance eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders' equity. While the authoritative guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net earnings or other comprehensive income under current accounting guidance. The Company adopted this guidance during the first quarter of 2012 and elected to present comprehensive income in two separate, but consecutive statements and has applied the new presentation to the prior period presented. The adoption of this authoritative guidance in the first quarter of fiscal 2012 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued an amendment to existing guidance regarding the reporting of amounts reclassified out of accumulated other comprehensive income. The amendment requires an entity to present information about reclassification adjustments from accumulated other comprehensive income in its annual financial statements in a single note or on the face of the financial statements. The amendment is effective prospectively for reporting periods beginning after December 15, 2012. We do not expect this amendment to have a significant impact on the Company's Consolidated Financial Statements.

2. Business Acquisitions

On July 31, 2012, the Company completed its acquisition of MEDTOX Scientific, Inc. ("MEDTOX"), a provider of high quality specialized laboratory testing services and on-site/point-of-collection testing (POCT) devices, for $236.4 in cash, excluding transaction fees. The MEDTOX acquisition was made to extend the Company's specialty toxicology testing group and enhance the Company's scientific differentiation and esoteric testing capabilities.

The MEDTOX purchase consideration has been allocated to the estimated fair market value of the net assets acquired, including approximately $78.0 in identifiable intangible assets (primarily non-tax deductible customer relationships, trade names and trademarks) with weighted-average useful lives of approximately 18 years; $33.2 in deferred tax liabilities (relating to identifiable intangible assets); and a residual amount of non-tax deductible goodwill of approximately $154.2.

During the year ended December 31, 2012, the Company also acquired various other laboratories and related assets for approximately $95.8 in cash (net of cash acquired). These acquisitions were made primarily to extend the Company's geographic reach in important market areas and/or enhance the Company's scientific differentiation and esoteric testing capabilities. The purchase price allocations for certain of these acquisitions are preliminary and subject to adjustment based on changes in the fair value of working capital and other assets and liabilities on the effective acquisition dates and final valuation of intangible assets.

In April 2011, the Company and Orchid Cellmark Inc. ("Orchid") announced that they had entered into a definitive agreement and plan of merger under which the Company would acquire all of the outstanding shares of Orchid in a cash tender offer for $2.80 per share for a total purchase price to stockholders and optionholders of approximately $85.4. The tender offer and the merger were subject to customary closing conditions set forth in the agreement

Notes to Consolidated Financial Statements

and plan of merger, including the acquisition in the tender offer of a majority of Orchid's fully diluted shares and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). The Company received lawsuits filed by putative classes of shareholders of Orchid in New Jersey and Delaware state courts and federal court in New Jersey alleging breaches of fiduciary duty and/or other violations of state law arising out of the proposed acquisition of Orchid. Both Orchid and the Company were named in the lawsuits. The lawsuits were subsequently dismissed.

On December 8, 2011, the Company announced that it had reached an agreement with the U.S. Federal Trade Commission allowing the Company to complete its acquisition of Orchid. Under the terms of the proposed consent decree that was accepted by the FTC for public comment, the Company was required to divest certain assets of Orchid's U.S. government paternity business following closing of the acquisition. On December 16, 2011, the Company sold those assets to DNA Diagnostics Center, a privately held provider of DNA paternity testing. The Company completed its acquisition of Orchid on December 15, 2011. It has recorded a $2.8 non-deductible loss on the divestiture of Orchid's U.S. government paternity business in Other Income and Expense in the accompanying Consolidated Statements of Operations.

The Orchid purchase consideration has been allocated to the estimated fair market value of the net assets acquired, including approximately $28.8 in identifiable intangible assets (primarily non-tax deductible customer relationships, trade names and trademarks) with weighted-average useful lives of approximately 12 years; $9.1 in deferred tax liabilities (relating to identifiable intangible assets); net operating loss tax assets of approximately $20.4, which are expected to be realized over a period of 20 years; and a residual amount of non-tax deductible goodwill of approximately $27.4.

During the twelve months ended December 31, 2011, the Company also acquired various laboratories and related assets for approximately $51.9 in cash (net of cash acquired). These acquisitions were made primarily to extend the Company's geographic reach in important market areas and/or enhance the Company's scientific differentiation and esoteric testing capabilities.

The partnership units of the holders of the noncontrolling interest in the Company's Ontario, Canada ("Ontario") subsidiary were acquired by the Company on February 8, 2010 for $137.5. On February 17, 2010, the Company completed a transaction to sell the units acquired from the previous noncontrolling interest holder to a new Canadian partner for the same price. As a result of this transaction, the Company recorded a component of noncontrolling interest in other liabilities and a component in mezzanine equity as the joint venture's partnership agreement enabled one of the holders of the noncontrolling interest to put its remaining partnership units to the Company in defined future periods, at an initial amount equal to the consideration paid by that holder in 2010, and subject to adjustment based on market value formulas contained in the agreement. Upon the completion of these two transactions, the Company's financial ownership percentage in its Ontario subsidiary remained unchanged at 85.6%. Concurrent with the sale to the new partner, the partnership agreement for the Ontario subsidiary was amended and restated with substantially the same terms as the previous agreement.

On October 14, 2011, the Company issued notice to a noncontrolling interest holder in its Ontario subsidiary of its intent to purchase the holder's partnership units in accordance with the terms of the partnership agreement. On November 28, 2011, this purchase was completed for a total purchase price of $147.9 (CN$151.7) as outlined in the partnership agreement (CN$147.8 plus certain adjustments relating to cash distribution hold backs made to finance recent business acquisitions and capital expenditures). The purchase of these additional partnership units brought the Company's percentage interest owned to 98.2%.

Net sales of the Company's Ontario subsidiary were $335.1 (CN$334.7), $309.4 (CN$306.0) and $280.0 (CN$288.5) for the twelve months ended December 31, 2012, 2011 and 2010, respectively.

On December 1, 2010, the Company acquired Genzyme Genetics, a business unit of Genzyme Corporation, for approximately $925.2 in cash (net of cash acquired). The Genzyme Genetics acquisition was made to expand the Company's capabilities in reproductive, genetic, hematology-oncology and clinical trials central laboratory testing, enhance the Company's esoteric testing capabilities and advance the Company's personalized medicine strategy.

Notes to Consolidated Financial Statements

The Genzyme Genetics purchase consideration has been allocated to the estimated fair market value of the net assets acquired, including approximately $279.6 in identifiable intangible assets (primarily customer relationships and trade name) with weighted-average useful lives of approximately 23 years; and residual amount of goodwill of approximately $537.8. Approximately $810.5 of the total intangible value will be amortizable for tax purposes over 15 years.

On October 28, 2010, in conjunction with the acquisition of Genzyme Genetics, the Company entered into a $925.0 bridge term loan credit agreement. The Company replaced and terminated the bridge term loan credit agreement in November 2010 by making an offering in the debt capital markets. On November 19, 2010, the Company sold $925.0 in debt securities, consisting of $325.0 aggregate principal amount of 3.125% Senior Notes due May 15, 2016 and $600.0 aggregate principal amount of 4.625% Senior Notes due November 15, 2020. As of December 31, 2010 the Company incurred $7.0 of financing commitment fees, which were included in interest expense for the year ended December 31, 2010.

The Company incurred approximately $25.7 in professional fees and expenses in connection with the acquisition of Genzyme Genetics and other acquisition activity, including significant costs associated with the Federal Trade Commission's review of the Company's purchase of specified net assets of Westcliff Medical Laboratories, Inc. These fees and expenses are included in selling, general and administrative expenses for the year ended December 31, 2010.

During the year ended December 31, 2010, the Company also acquired various laboratories and related assets for approximately $256.1 in cash (net of cash acquired). These acquisitions were made primarily to extend the Company's geographic reach in important market areas and/or enhance the Company's scientific differentiation and esoteric testing capabilities.

3. Restructuring and Other Special Charges

During 2012, the Company recorded net restructuring charges of $25.3. The charges were comprised of $16.2 in severance and other personnel costs and $19.6 in facility-related costs primarily associated with the ongoing integration activities of Orchid and the Integrated Genetics Division (formerly Genzyme Genetics) and costs associated with the previously announced termination of an executive vice president. These charges were offset by the reversal of previously established reserves of $6.3 in unused severance and $4.2 in unused facility-related costs.

As part of the Clearstone integration, the Company also recorded a $6.9 loss on the disposal of one of its European subsidiaries in Other, net under Other income (expenses) during 2012.

During 2011, the Company recorded net restructuring charges of $44.6. Of this amount, $27.4 related to severance and other personnel costs, and $22.0 primarily related to facility-related costs associated with the ongoing integration of certain acquisitions including Genzyme Genetics and Westcliff. These charges were offset by restructuring credits of $4.8, resulting from the reversal of unused severance and facility closure liabilities. In addition, the Company recorded fixed assets impairment charges of $18.9 primarily related to equipment, computer systems and leasehold improvements in closed facilities. The Company also recorded special charges of $14.8 related to the write-off of certain assets and liabilities related to an investment made in prior years, along with a $2.6 write-off of an uncollectible receivable from a past installment sale of one of the Company's lab operations.

During 2010, the Company recorded net restructuring charges of $5.8 primarily related to the closing of redundant and underutilized facilities. Of this amount, $8.0 related to severance and other employee costs for employees primarily in the affected facilities, and $3.1 related to contractual obligations associated with leased facilities and other facility related costs. The Company also reduced its prior restructuring accruals by $5.3, comprised of $4.7 of previously recorded facility costs and $0.6 of employee severance benefits as a result of changes in cost estimates on the restructuring initiatives. In addition, the Company recorded a special charge of $6.2 related to the write-off of development costs incurred on systems abandoned during the year.

Notes to Consolidated Financial Statements

4. Restructuring Reserves

The following represents the Company's restructuring activities for the period indicated:

	Severance and Other Employee Costs	Lease and Other Facility Costs	Total
Balance as of December 31, 2011	$ 8.4	$ 22.6	$ 31.0
Restructuring charges	16.2	19.6	35.8
Reduction of prior restructuring accruals	(6.3)	(4.2)	(10.5)
Cash payments and other adjustments	(16.9)	(11.8)	(28.7)
Balance as of December 31, 2012	$ 1.4	$ 26.2	$ 27.6
Current			$ 8.4
Non-current			19.2
			$ 27.6

5. Joint Venture Partnerships and Equity Method Investments

At December 31, 2012 the Company had investments in the following unconsolidated joint venture partnerships and equity method investments:

Locations	Net Investment	Percentage Interest Owned
Joint Venture Partnerships:		
Milwaukee, Wisconsin	$ 13.9	50.00%
Alberta, Canada	61.7	43.37%
Equity Method Investments:		
Charlotte, North Carolina	2.5	50.00%

The joint venture agreements that govern the conduct of business of these partnerships mandates unanimous agreement between partners on all major business decisions as well as providing other participating rights to each partner. The equity method investments represent the Company's purchase of shares in clinical diagnostic companies. The investments are accounted for under the equity method of accounting as the Company does not have control of these investments. The Company has no material obligations or guarantees to, or in support of, these unconsolidated investments and their operations.

Condensed unconsolidated financial information for joint venture partnerships and equity method investments is shown in the following table.

As of December 31:	2012	2011
Current assets	$ 36.8	$ 39.5
Other assets	39.9	39.1
Total assets	$ 76.7	$ 78.6
Current liabilities	$ 19.6	$ 19.6
Other liabilities	1.7	1.8
Total liabilities	21.3	21.4
Partners' equity	55.4	57.2
Total liabilities and partners' equity	$ 76.7	$ 78.6

For the period January 1-December 31:	2012	2011	2010
Net sales	$249.0	$247.4	$255.5
Gross profit	86.4	73.1	73.9
Net earnings	42.2	28.0	20.0

The Company's recorded investment in the Alberta joint venture partnership at December 31, 2012 includes $49.2 of value assigned to the partnership's Canadian license (with an indefinite life and deductible for tax) to conduct diagnostic testing services in the province.

6. Accounts Receivable, Net

	December 31, 2012	December 31, 2011
Gross accounts receivable	$ 910.0	$ 897.4
Less allowance for doubtful accounts	(191.5)	(197.6)
	$ 718.5	$ 699.8

The provision for doubtful accounts was $246.0, $255.1 and $241.5 in 2012, 2011 and 2010, respectively.

7. Property, Plant and Equipment, Net

	December 31, 2012	December 31, 2011
Land	$ 24.9	$ 24.8
Buildings and building improvements	138.8	121.8
Machinery and equipment	655.5	616.9
Software	348.5	327.1
Leasehold improvements	193.3	182.5
Furniture and fixtures	58.6	53.5
Construction in progress	154.6	115.5
Equipment under capital leases	1.5	1.5
	1,575.7	1,443.6
Less accumulated depreciation and amortization of capital lease assets	(944.9)	(865.3)
	$ 630.8	$ 578.3

Depreciation expense and amortization of property, plant and equipment was $141.1, $141.5 and $129.1 for 2012, 2011 and 2010, respectively, including software depreciation of $35.1, $34.0, and $32.0 for 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

8. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill (net of accumulated amortization) for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Balance as of January 1	$2,681.8	$2,601.3
Goodwill acquired during the year	224.5	86.2
Adjustments to goodwill	(4.6)	(5.7)
Goodwill, net	$2,901.7	$2,681.8

The components of identifiable intangible assets are as follows:

	December 31, 2012			December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 1,296.1	$(483.3)	$ 812.8	$1,187.5	$(426.8)	$ 760.7
Patents, licenses and technology	117.2	(76.2)	41.0	144.9	(88.3)	56.6
Non-compete agreements	32.3	(19.6)	12.7	28.1	(14.8)	13.3
Trade names	131.3	(73.4)	57.9	129.2	(61.3)	67.9
Canadian licenses	743.3	–	743.3	722.2	–	722.2
	$2,320.2	$(652.5)	$1,667.7	$2,211.9	$(591.2)	$1,620.7

A summary of amortizable intangible assets acquired during 2012, and their respective weighted-average amortization periods are as follows:

	Amount	Weighted-Average Amortization Period
Customer relationships	$110.8	21.0
Patents, licenses and technology	2.5	8.3
Non-compete agreements	4.4	5.0
Trade names	1.9	1.5
	$119.6	16.7

Amortization of intangible assets was $86.3, $85.8 and $72.7 in 2012, 2011 and 2010, respectively. During 2012, the Company recorded $6.2 accelerated amortization expense relating to the termination of a technology licensing agreement. Amortization expense of intangible assets is estimated to be $84.8 in fiscal 2013, $80.7 in fiscal 2014, $77.1 in fiscal 2015, $71.7 in fiscal 2016, $64.3 in fiscal 2017, and $545.8 thereafter.

The Company paid $2.5, $0.0 and $0.4 in 2012, 2011 and 2010 for certain exclusive and non-exclusive licensing rights to diagnostic testing technology. These amounts are being amortized over the life of the licensing agreements.

As of December 31, 2012, the Ontario operation has $743.3 of value assigned to the partnership's indefinite lived Canadian licenses to conduct diagnostic testing services in Canada. This indefinite lived asset is tested for impairment annually as described in Note 1.

9. Accrued Expenses and Other

	December 31, 2012	December 31, 2011
Employee compensation and benefits	$158.0	$169.6
Self-insurance reserves	34.2	46.0
Accrued taxes payable	24.0	35.8
Royalty and license fees payable	13.8	14.3
Restructuring reserves	8.4	16.0
Acquisition related reserves	11.5	3.3
Interest payable	24.0	13.3
Other	37.7	41.0
	$311.6	$339.3

The Company has revised the amount of self-insurance reserves and employee compensation and benefits to correct the December 31, 2011 presentation of current and long-term portions of those accrued expenses. This resulted in an adjustment to reduce accrued expenses and other and increase other liabilities by $26.9 and $37.9 for self-insurance and defined benefit plan obligation, respectively. These amounts are not material to the previously reported financial statements.

Notes to Consolidated Financial Statements

10. Other Liabilities

	December 31, 2012	December 31, 2011
Post-retirement benefit obligation	$ 60.7	$ 52.7
Defined benefit plan obligation	122.5	137.5
Restructuring reserves	19.2	15.0
Self-insurance reserves	44.5	39.0
Acquisition related reserves	10.2	0.6
Deferred revenue	5.4	5.9
Other	44.9	41.4
	$307.4	$292.1

11. Debt

Short-term borrowings and current portion of long-term debt at December 31, 2012 and 2011 consisted of the following:

	December 31, 2012	December 31, 2011
Zero-coupon convertible subordinated notes	$130.0	$135.5
5 1/2% Senior Notes due 2013	350.0	–
Total short-term borrowings and current portion of long-term debt	$480.0	$135.5

Long-term debt at December 31, 2012 and 2011 consisted of the following:

	December 31, 2012	December 31, 2011
Revolving credit facility	$ –	$ 560.0
5 1/2% Senior Notes due 2013	–	350.5
5 5/8% Senior Notes due 2015	250.0	250.0
3 1/8% Senior Notes due 2016	325.0	325.0
2 1/5% Senior Notes due 2017	500.0	–
4 5/8% Senior Notes due 2020	600.0	600.0
3 3/4% Senior Notes due 2022	500.0	–
Total long-term debt	$2,175.0	$2,085.5

Credit Facilities

On December 21, 2011, the Company entered into a Credit Agreement (the "Credit Agreement") providing for a five-year $1,000.0 senior unsecured revolving credit facility (the "Revolving Credit Facility") with Bank of America, N.A., acting as Administrative Agent, Barclays Capital as Syndication Agent, and a group of financial institutions as lending parties. As part of the Revolving Credit Facility, the Company repaid all of the outstanding principal balances of $318.8 on its existing term loan facility and $235.0 on its existing revolving credit facility. In conjunction with the repayment and cancellation of its old credit facility, the Company recorded approximately $1.0 of remaining unamortized debt costs as interest expense in the accompanying Consolidated Statements of Operations for the year ended December 31, 2011.

The balances outstanding on the Company's Revolving Credit Facility at December 31, 2012 and December 31, 2011 were $0.0 and $560.0, respectively. The Revolving Credit Facility bears interest at varying rates based upon a base rate or LIBOR plus (in each case) a percentage based on the Company's debt rating with Standard & Poor's and Moody's Rating Services. The Revolving Credit Facility is classified as long-term debt due to the expiration date of the agreement on December 21, 2016.

The Revolving Credit Facility is available for general corporate purposes, including working capital, capital expenditures, acquisitions, funding of share repurchases and other restricted payments permitted under the Credit Agreement. The Credit Agreement also contains limitations on aggregate subsidiary indebtedness and a debt covenant that requires that the Company maintain on the last day of any period of four consecutive fiscal quarters, in each case taken as one accounting period, a ratio of total debt to consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) of not more than 3.0 to 1.0. The Company was in compliance with all covenants in the Credit Agreement at December 31, 2012. As of December 31, 2012, the ratio of total debt to consolidated EBITDA was 2.0 to 1.0.

As of December 31, 2012, the effective interest rate on the Revolving Credit Facility was 1.2%.

Zero-Coupon Convertible Subordinated Notes

The Company had $154.3 and $164.1 aggregate principal amount at maturity of zero-coupon convertible subordinated notes (the "notes") due 2021 outstanding at December 31, 2012 and 2011, respectively. The notes, which are subordinate to the Company's bank debt, were sold at an issue price of $671.65 per $1,000 principal amount at maturity (representing a yield to maturity of 2.0% per year). Each one thousand dollar principal amount at maturity of the notes is convertible into 13.4108 shares of the Company's common stock, subject to adjustment in certain circumstances, if one of the following conditions occurs:

1. If the sales price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding quarter reaches specified thresholds (beginning at 120% and declining 0.1282% per quarter until it reaches approximately 110% for the quarter beginning July 1, 2021 of the accreted

Notes to Consolidated Financial Statements

conversion price per share of common stock on the last day of the preceding quarter). The accreted conversion price per share will equal the issue price of a note plus the accrued original issue discount and any accrued contingent additional principal, divided by the number of shares of common stock issuable upon conversion of a note on that day. The conversion trigger price for the fourth quarter of 2012 was $71.45.

2. If the credit rating assigned to the notes by Standard & Poor's Ratings Services is at or below BB-.
3. If the notes are called for redemption.
4. If specified corporate transactions have occurred (such as if the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets).

The Company may redeem for cash all or a portion of the notes at any time at specified redemption prices per one thousand dollar principal amount at maturity of the notes.

The Company has registered the notes and the shares of common stock issuable upon conversion of the notes with the Securities and Exchange Commission.

During 2012 and 2011, the Company settled notices to convert $9.8 and $190.6 aggregate principal amount at maturity of its zero-coupon subordinated notes with a conversion value of $12.0 and $248.9, respectively. The total cash used for these settlements was $8.2 and $155.1 and the Company also issued 0.0 and 1.0 additional shares of common stock, respectively. As a result of these conversions, in 2012 and 2011 the Company also reversed approximately $0.6 and $36.2, respectively, of deferred tax liability to reflect the tax benefit realized upon issuance of the shares.

On August 11, 2011, the Company notified holders of the zero-coupon subordinated notes that pursuant to the Indenture for the notes they have the right to require the Company to purchase in cash all or a portion of their zero-coupon subordinated notes on September 12, 2011 at $819.54 per note, plus any accrued contingent additional principal and any accrued contingent interest thereon. On September 12, 2011, the Company announced that none of the zero-coupon subordinated notes were tendered by holders for purchase by the Company.

On September 12, 2012, the Company announced that for the period of September 12, 2012 to March 11, 2013, the zero-coupon subordinated notes will accrue contingent cash interest at a rate of no less than 0.125% of the average market price of a zero-coupon subordinated note for the five trading days ended September 7, 2012, in addition to the continued accrual of the original issue discount.

On January 2, 2013, the Company announced that its zero-coupon subordinated notes may be converted into cash and common stock at the conversion rate of 13.4108 per $1,000 principal amount at maturity of the notes, subject to the terms of the zero-coupon subordinated notes and the Indenture, dated as of October 24, 2006 between the Company and The Bank of New York Mellon, as trustee and conversion agent. In order to exercise the option to convert all or a portion of the zero-coupon subordinated notes, holders are required to validly surrender their zero-coupon subordinated notes at any time during the calendar quarter beginning January 1, 2013, through the close of business on the last business day of the calendar quarter, which is 5:00 p.m., New York City time, on Friday, March 29, 2013. If notices of conversion are received, the Company plans to settle the cash portion of the conversion obligation with cash on hand and/or borrowings under the revolving credit facility.

Senior Notes

On August 23, 2012, the Company issued $1,000.0 in new senior notes pursuant to the Company's effective shelf registration statement on Form S-3. The new senior notes consisted of $500.0 aggregate principal amount of 2.20% Senior Notes due 2017 and $500.0 aggregate principal amount of 3.75% Senior Notes due 2022. The net proceeds were used to repay $625.0 of the outstanding borrowings under the Company's Revolving Credit Facility. The remaining proceeds are available for other general corporate purposes.

The Senior Notes due 2017 and Senior Notes due 2022 bear interest at the rate of 2.20% per annum and 3.75% per annum, respectively, payable semi-annually on February 23 and August 23 of each year, commencing February 23, 2013.

Notes to Consolidated Financial Statements

On October 28, 2010, in conjunction with the acquisition of Genzyme Genetics, the Company entered into a $925.0 Bridge Term Loan Credit Agreement, among the Company, the lenders named therein and Citibank, N.A., as administrative agent (the "Bridge Facility"). The Company replaced and terminated the Bridge Facility in November 2010 by making an offering in the debt capital markets. On November 19, 2010, the Company sold $925.0 in debt securities, consisting of $325.0 aggregate principal amount of 3.125% Senior Notes due May 15, 2016 and $600.0 aggregate principal amount of 4.625% Senior Notes due November 15, 2020. Beginning on May 15, 2011, interest on the Senior Notes due 2016 and 2020 is payable semi-annually on May 15 and November 15. On December 1, 2010, the acquisition of Genzyme Genetics was funded by the net proceeds from the issuance of these Notes ($915.4) and with cash on hand.

The Senior Notes due January 31, 2013 bear interest at the rate of 5.5% per annum from February 1, 2003, payable semi-annually on February 1 and August 1. The Senior Notes due 2015 bear interest at the rate of 5.625% per annum from December 14, 2005, payable semi-annually on June 15 and December 15.

12. Preferred Stock and Common Shareholders' Equity

The Company is authorized to issue up to 265.0 shares of common stock, par value $0.10 per share. The Company's treasury shares are recorded at aggregate cost. Common shares issued and outstanding are summarized in the following table:

	2012	2011
Issued	115.8	120.0
In treasury	(22.3)	(22.2)
Outstanding	93.5	97.8

The Company is authorized to issue up to 30.0 shares of preferred stock, par value $0.10 per share. There were no preferred shares outstanding as of December 31, 2012 and 2011.

The changes in common shares issued and held in treasury are summarized below:

Common Shares Issued

	2012	2011	2010
Common stock issued at January 1	120.0	124.5	127.4
Common stock issued under employee stock plans	1.6	1.9	1.6
Common stock issued upon conversion of zero-coupon subordinated notes	–	1.0	–
Retirement of common stock	(5.8)	(7.4)	(4.5)
Common stock issued at December 31	115.8	120.0	124.5

Common Shares Held in Treasury

	2012	2011	2010
Common shares held in treasury at January 1	22.2	22.1	22.1
Surrender of restricted stock and performance share awards	0.1	0.1	–
Common shares held in treasury at December 31	22.3	22.2	22.1

Share Repurchase Program

During 2012, the Company purchased 5.9 shares of its common stock at a total cost of $516.5. As of December 31, 2012, the Company had outstanding authorization from the Board of Directors to purchase $68.0 of Company common stock. On February 8, 2013, the Company announced the Board of Directors authorized the purchase of $1,000.0 of additional shares of the Company's common stock.

Accumulated Other Comprehensive Earnings

The components of accumulated other comprehensive earnings are as follows:

	Foreign Currency Translation Adjustments	Net Benefit Plan Adjustments	Interest Rate Swap Adjustments	Accumulated Other Comprehensive Earnings
Balance at December 31, 2009	$125.8	$(57.8)	$(6.5)	$ 61.5
Current year adjustments	41.3	(8.3)	8.2	41.2
Tax effect of adjustments	(14.3)	3.2	(3.1)	(14.2)
Balance at December 31, 2010	152.8	(62.9)	(1.4)	88.5
Current year adjustments	(13.2)	(57.5)	2.4	(68.3)
Tax effect of adjustments	3.9	22.4	(1.0)	25.3
Balance at December 31, 2011	143.5	(98.0)	–	45.5
Current year adjustments	31.3	7.3	–	38.6
Tax effect of adjustments	(11.9)	(2.8)	–	(14.7)
Balance at December 31, 2012	$162.9	$(93.5)	$ –	$ 69.4

Notes to Consolidated Financial Statements

13. Income Taxes

The sources of income before taxes, classified between domestic and foreign entities are as follows:

Pre-Tax Income

	2012	2011	2010
Domestic	$909.0	$834.0	$876.1
Foreign	35.2	32.1	39.5
Total pre-tax income	$944.2	$866.1	$915.6

The provisions for income taxes in the accompanying consolidated statements of operations consist of the following:

	Years Ended December 31,		
	2012	2011	2010
Current:			
Federal	$254.1	$269.7	$269.9
State	35.1	54.3	50.4
Foreign	16.9	6.8	10.8
	$306.1	$330.8	$331.1
Deferred:			
Federal	$ 58.3	$ 5.0	$ 12.2
State	0.4	(4.4)	(0.5)
Foreign	(5.4)	1.6	1.2
	53.3	2.2	12.9
	$359.4	$333.0	$344.0

A portion of the tax benefit associated with option exercises from stock plans reducing taxes currently payable are recorded through additional paid-in capital. The benefits recorded through additional paid-in capital are approximately $8.4, $11.0 and $7.8 in 2012, 2011 and 2010, respectively.

The effective tax rates on earnings before income taxes are reconciled to statutory federal income tax rates as follows:

	Years Ended December 31,		
	2012	2011	2010
Statutory federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax effect	2.4	3.7	3.5
Other	0.7	(0.3)	(0.9)
Effective rate	38.1%	38.4%	37.6%

The effective tax rate for 2012 was favorably impacted by an increase in unrecognized income tax benefits compared to 2011, partially offset by an increase in tax as a result of the Company's increase in ownership percentage of its Ontario subsidiary. The effective tax rate for 2011 was negatively impacted by a decrease in unrecognized income tax benefits compared to 2010, the divestiture of certain Orchid paternity contracts, and foreign losses not tax effected.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2012	December 31, 2011
Deferred tax assets:		
Accounts receivable	$ 25.0	$ 27.1
Employee compensation and benefits	114.4	123.9
Self-insurance reserves	17.0	20.7
Postretirement benefit obligation	23.3	20.5
Acquisition and restructuring reserves	18.5	18.8
Tax loss carryforwards	66.3	68.5
Other	2.1	–
	266.6	279.5
Less: valuation allowance	(18.4)	(14.4)
Net deferred tax assets	$ 248.2	$ 265.1
Deferred tax liabilities:		
Deferred earnings	$ (17.9)	$ (25.3)
Intangible assets	(434.1)	(373.7)
Property, plant and equipment	(73.8)	(71.5)
Zero-coupon subordinated notes	(110.5)	(105.5)
Currency translation adjustment	(101.0)	(90.1)
Other	–	(3.6)
Total gross deferred tax liabilities	$(737.3)	$(669.7)
Net deferred tax liabilities	$(489.1)	$(404.6)

The Company has revised its classification of $24.8 of deferred tax assets from current to non-current as of December 31, 2011 to conform to the classification of its self-insurance reserves and employee compensation and benefits, as described in Note 9.

The valuation allowance increased from $14.4 in 2011 to $18.4 in 2012. The increase in the valuation allowance is primarily due to a current year foreign capital loss resulting from the disposition of a foreign subsidiary.

The Company has foreign tax loss carryovers of $11.7 with a full valuation allowance. Most of the foreign losses have an indefinite carryover. The Company has federal tax loss carryovers of approximately $52.1 expiring periodically through 2031. The utilization of the tax loss carryovers is limited due to change of ownership rules. However, at this time the Company expects to fully utilize substantially all federal tax loss carryovers. In addition to the net operating losses, the Company has a U.S. and foreign capital loss carryover of $2.6. The entire loss has a full valuation allowance with the foreign loss having an indefinite life.

Notes to Consolidated Financial Statements

The gross unrecognized income tax benefits were $36.4 and $52.7 at December 31, 2012 and 2011, respectively. It is anticipated that the amount of the unrecognized income tax benefits will change within the next twelve months; however, these changes are not expected to have a significant impact on the results of operations, cash flows or the financial position of the Company.

The Company recognizes interest and penalties related to unrecognized income tax benefits in income tax expense. Accrued interest and penalties related to uncertain tax positions totaled $9.8 and $10.8 as of December 31, 2012 and 2011, respectively. During the years ended December 31, 2012, 2011 and 2010, the Company recognized $3.0, $3.5 and $4.5, respectively, in interest and penalties expense, which was offset by a benefit of $3.9, $4.9 and $5.4, respectively.

The following table shows a reconciliation of the unrecognized income tax benefits from uncertain tax positions for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance as of January 1	$52.7	$53.6	$59.0
Increase in reserve for tax positions taken in the current year	0.4	8.6	9.1
Increase (decrease) in reserve for tax positions taken in a prior period	(8.0)	–	(0.6)
Decrease in reserve as a result of settlements reached with tax authorities	(0.1)	(0.2)	(1.3)
Decrease in reserve as a result of lapses in the statute of limitations	(8.6)	(9.3)	(12.6)
Balance as of December 31	$36.4	$52.7	$53.6

As of December 31, 2012 and 2011, $37.1 and $53.3, respectively, is the approximate amount of unrecognized income tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.

The Company has substantially concluded all U.S. federal income tax matters for years through 2008. Substantially all material state and local, and foreign income tax matters have been concluded through 2007 and 2001, respectively.

The Internal Revenue Service is examining the Company's 2010 income tax return. The Company has various state income tax examinations ongoing throughout the year. Canada Revenue Agency is conducting an audit of the 2009 and 2010 Canadian income tax return. The Company believes adequate provisions have been recorded related to all open tax years.

Substantially all of the profitable foreign earnings are repatriated on an annual basis and U.S. income taxes have been provided accordingly. The foreign earnings not repatriated on an annual basis are not material.

14. Stock Compensation Plans

Stock Incentive Plans

There are currently 10.3 shares authorized for issuance under the Laboratory Corporation of America Holdings 2012 Omnibus Incentive Plan and at December 31, 2012 there were 7.7 additional shares available for grant under the Plan. This Plan was approved by shareholders at the 2012 annual meeting.

Stock Options

The following table summarizes grants of non-qualified options made by the Company to officers, key employees, and non-employee directors under all plans. Stock options are generally granted at an exercise price equal to or greater than the fair market price per share on the date of grant. Also, for each grant, options vest ratably over a period of three years on the anniversaries of the grant date, subject to their earlier expiration or termination.

Changes in options outstanding under the plans for the period indicated were as follows:

	Number of Options	Weighted-Average Exercise Price per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2011	6.3	$73.66		
Granted	1.8	84.88		
Exercised	(1.1)	65.35		
Cancelled	(0.1)	84.19		
Outstanding at December 31, 2012	6.9	$77.62	7.1	$67.9
Vested and expected to vest at December 31, 2012	6.8	$77.48	7.0	$67.7
Exercisable at December 31, 2012	3.7	$72.03	5.7	$56.6

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. The amount of intrinsic value will change based on the fair market value of the Company's stock.

Notes to Consolidated Financial Statements

Cash received by the Company from option exercises, the actual tax benefit realized for the tax deductions and the aggregate intrinsic value of options exercised from option exercises under all share-based payment arrangements during the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
Cash received by the Company	$ 69.4	$106.1	$ 73.7
Tax benefits realized	$ 9.7	$ 17.7	$ 13.0
Aggregate intrinsic value	$ 25.3	$ 45.5	$ 33.4

The following table summarizes information concerning currently outstanding and exercisable options.

	Options Outstanding			Options Exercisable	
		Weighted-Average			
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 6.80 – 59.37	0.3	2.4	$50.50	0.3	$50.50
$59.38 – 67.60	0.8	6.1	$60.19	0.8	$60.19
$67.61 – 75.63	2.0	6.4	$72.53	1.5	$73.27
$75.64 – 80.37	0.7	4.4	$80.10	0.7	$80.15
$80.38 – 98.49	3.1	8.8	$87.52	0.4	$90.84
	6.9	7.1	$77.62	3.7	$72.03

The following table shows the weighted-average grant-date fair values of options and the weighted-average assumptions that the Company used to develop the fair value estimates:

	2012	2011	2010
Fair value per option	$13.43	$17.06	$14.12
Valuation assumptions			
Weighted-average expected life (in years)	3.4	3.4	3.1
Risk free interest rate	0.4%	1.0%	1.5%
Expected volatility	0.2	0.2	0.3
Expected dividend yield	–	–	–

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free interest rate for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility of the Company's stock is based on historical volatility of the Company's stock. The Company uses historical data to calculate the expected life of the option. Groups of employees and non-employee directors that have similar exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation purposes. For 2012, 2011 and 2010, expense related to the Company's stock option plan totaled $21.5, $24.9 and $20.7, respectively.

Restricted Stock and Performance Shares

The Company grants restricted stock and performance shares ("non-vested shares") to officers, key employees, and non-employee directors under all plans. Restricted stock becomes vested annually in equal one-third increments beginning on the first anniversary of the grant. A performance share grant in 2010 represents a three-year award opportunity for the period 2010-2012 and becomes vested in the first quarter of 2013. A performance share grant in 2011 represents a three-year award opportunity for the period of 2011-2013 and becomes vested in the first quarter of 2014. A performance share grant in 2012 represents a three-year award opportunity for the period of 2012-2014 and becomes vested in the first quarter of 2015. Performance share awards are subject to certain earnings per share, revenue, operating income and total shareholder return targets, the achievement of which may increase or decrease the number of shares which the grantee receives upon vesting. The unearned restricted stock and performance share compensation is being amortized to expense over the applicable vesting periods. For 2012, 2011 and 2010, total restricted stock and performance share compensation expense was $14.3, $21.3 and $16.1, respectively.

The following table shows a summary of non-vested shares for the year ended December 31, 2012:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2012	0.6	$74.39
Granted	0.2	91.62
Adjustment	0.1	61.19
Vested	(0.3)	64.60
Non-vested at December 31, 2012	0.6	$84.91

As of December 31, 2012, there was $17.2 of total unrecognized compensation cost related to non-vested restricted stock and performance share-based compensation arrangements granted under the stock incentive plans. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan, begun in 1997 and amended in 1999, 2004, 2008 and 2012, with 6.3 shares of common stock authorized for issuance. The plan permits substantially all employees to purchase a limited number of shares of Company stock at 85% of market value. The Company issues shares to participating employees semi-annually in January and July of each year. Approximately 0.2 shares were purchased by eligible employees in 2012, 2011 and 2010, respectively. For 2012, 2011 and 2010, expense related to the Company's employee stock purchase plan was $4.9, $2.7 and $2.0, respectively.

The Company uses the Black-Scholes model to calculate the fair value of the employee's purchase right. The fair value of the employee's purchase right and the assumptions used in its calculation are as follows:

	2012	2011	2010
Fair value of the employee's purchase right	$23.02	$15.58	$15.39
Valuation assumptions			
Risk free interest rate	0.1%	0.1%	0.2%
Expected volatility	0.2	0.2	0.2
Expected dividend yield	–	–	–

15. Commitments and Contingent Liabilities

The Company is involved from time to time in various claims and legal actions, including arbitrations, class actions, and other litigation (including those described in more detail below), arising in the ordinary course of business. Some of these actions involve claims that are substantial in amount. These matters include, but are not limited to, intellectual property disputes, professional liability, employee related matters, and inquiries, including subpoenas and other civil investigative demands, from governmental agencies and Medicare or Medicaid payers and managed care payers reviewing billing practices or requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. The Company receives civil investigative demands or other inquiries from various governmental bodies in the ordinary course of its business. Such inquiries can relate to the Company or other healthcare providers. The Company works cooperatively to respond to appropriate requests for information.

The Company is also named from time to time in suits brought under the qui tam provisions of the False Claims Act and comparable state laws. These suits typically allege that the Company has made false statements and/or certifications in connection with claims for payment from federal or state health care programs. They may remain under seal (hence, unknown to the Company) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff. Such claims are an inevitable part of doing business in the health care field today.

The Company believes that it is in compliance in all material respects with all statutes, regulations and other requirements applicable to its clinical laboratory operations. The clinical laboratory testing industry is, however, subject to extensive regulation, and the courts have not interpreted many of these statutes and regulations. There can be no assurance therefore that those applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations.

Notes to Consolidated Financial Statements

Many of the claims and legal actions against the Company are at preliminary stages, and many of these cases seek an indeterminate amount of damages. The Company records an aggregate legal reserve, which is determined using actuarial calculations around historical loss rates and assessment of trends experienced in settlements and defense costs. In accordance with ASC 450 "Contingencies," the Company establishes reserves for judicial, regulatory, and arbitration matters outside the aggregate legal reserve if and when those matters present loss contingencies that are both probable and estimable and would exceed the aggregate legal reserve. When loss contingencies are not both probable and estimable, the Company does not establish separate reserves.

The Company is unable to estimate a range of reasonably probable loss for cases described in more detail below in which damages either have not been specified or, in the Company's judgment, are unsupported and/or exaggerated and (i) the proceedings are in early stages; (ii) there is uncertainty as to the outcome of pending appeals or motions; (iii) there are significant factual issues to be resolved; and/or (iv) there are novel legal issues to be presented. For these cases, however, the Company does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on the Company's financial condition, though the outcomes could be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period.

As previously reported, the Company reached a settlement in the previously disclosed lawsuit, *California ex rel. Hunter Laboratories, LLC et al. v. Quest Diagnostics Incorporated, et al.* ("Hunter Labs Settlement Agreement"), to avoid the uncertainty and costs associated with prolonged litigation. Pursuant to the executed settlement agreement, the Company recorded a litigation settlement expense of $34.5 in the second quarter of 2011 (net of a previously recorded reserve of $15.0) and paid the settlement amount of $49.5 in the third quarter of 2012. The Company also agreed to certain reporting obligations regarding its pricing for a limited time period and, at the option of the Company in lieu of such reporting obligations, to provide Medi-Cal with a discount from Medi-Cal's otherwise applicable maximum reimbursement rate from November 1, 2011 through October 31, 2012. In June of 2012, the California legislature enacted Assembly Bill No. 1494, Section 9 of which directs the Department of Health Care Services ("DHCS") to establish new reimbursement rates for Medi-Cal clinical laboratory services that will be based on payments made to California clinical laboratories for similar services by other third-party payors. With stakeholder input, DHCS has proposed data elements and a format for laboratories to report payment data from comparable third-party payors by March 29, 2013. After reviewing the submitted data, DHCS will propose new reimbursement rates and solicit stakeholder input before their implementation. The bill provides that until the new rates are set through this process, Medi-Cal payments for clinical laboratory services will be reduced (in addition to a 10% payment reduction imposed by statute in 2011) by "up to 10 percent" for tests with dates of service on or after July 1, 2012, with a cap on payments set at 80% of the lowest maximum allowance established under the federal Medicare program. Under the terms of the Hunter Labs Settlement Agreement, the enactment of this new California legislation terminates the Company's reporting obligations (or obligation to provide a discount in lieu of reporting) under that agreement. Taken together, these changes are not expected to have a material impact on the Company's consolidated revenues or results of operations.

As previously reported, the Company responded to an October 2007 subpoena from the United States Department of Health & Human Services Office of Inspector General's regional office in New York. On August 17, 2011, the Southern District of New York unsealed a False Claims Act lawsuit, *United States of America ex rel. NPT Associates v. Laboratory Corporation of America Holdings*, which alleges that the Company offered UnitedHealthcare kickbacks in the form of discounts in return for Medicare business. The lawsuit seeks actual and treble damages and civil penalties for each alleged false claim, as well as recovery of costs, attorney's fees, and legal expenses. The United States government has not intervened in the lawsuit. The Company will vigorously defend the lawsuit.

In addition, the Company has received three other subpoenas since 2007 related to Medicaid billing. In June 2010, the Company received a subpoena from the State of Florida Office of the Attorney General requesting documents related to its billing to Florida Medicaid. In February 2009, the Company received a subpoena from the

Notes to Consolidated Financial Statements

Commonwealth of Virginia Office of the Attorney General seeking documents related to the Company's billing to state Medicaid. In October 2009, the Company received a subpoena from the State of Michigan Department of Attorney General seeking documents related to its billing to Michigan Medicaid. The Company is cooperating with these requests.

On December 8, 2011, the Company announced that it had reached an agreement with the Federal Trade Commission ("FTC") that allowed the Company to complete its acquisition of Orchid Cellmark Inc. ("Orchid"), which closed on December 15, 2011. Under the terms of the consent decree with the FTC, the Company was required to divest certain assets of Orchid's U.S. government paternity business. On December 16, 2011, the Company sold those assets to DNA Diagnostics Center® (DDC), a privately held provider of DNA paternity testing. A petition for appraisal of shares of Orchid was resolved in November 2012.

In October 2011, a putative stockholder of the Company made a letter demand through his counsel for inspection of documents related to policies and procedures concerning the Company's Board of Directors' oversight and monitoring of the Company's billing and claim submission process. The letter also seeks documents prepared for or by the Board regarding allegations from the *California ex rel. Hunter Laboratories, LLC et al. v. Quest Diagnostics Incorporated, et al.*, lawsuit and documents reviewed and relied upon by the Board in connection with the settlement of that lawsuit. The Company is responding to the request pursuant to Delaware law.

On November 18, 2011, the Company received a letter from United States Senators Baucus and Grassley requesting information regarding the Company's relationships with its largest managed care customers. The letter requests information about the Company's contracts and financial data regarding its managed care customers. Company representatives met with Senate Finance Committee staff after receiving the request and subsequently produced documents in response. The Company continues to cooperate with the request for information.

On February 27, 2012, the Company was served with a False Claims Act lawsuit, *United States ex rel. Margaret Brown v. Laboratory Corporation of America Holdings and Tri-State Clinical Laboratory Services, LLC*, filed in the United States District Court for the Southern District of Ohio, Western Division. The lawsuit alleges that the defendants submitted false claims for payment for laboratory testing services performed as a result of financial relationships that violated the federal Stark and anti-kickback laws. The Company owned 50% of Tri-State Clinical Laboratory Services, LLC, which was dissolved in June of 2011. Tri-State Clinical Laboratory Services, LLC filed a voluntary petition under Chapter 7 of Title 11 of the United States Code. The lawsuit seeks actual and treble damages and civil penalties for each alleged false claim, as well as recovery of costs, attorney's fees, and legal expenses. The United States government has not intervened in the lawsuit. The Company will vigorously defend the lawsuit.

In June 2012, the Company and MEDTOX announced that they had entered into a definitive agreement and plan of merger under which the Company would acquire all the outstanding shares of MEDTOX in a cash tender offer. The review period under the Hart Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") applicable to the acquisition of MEDTOX expired on July 12, 2012, and the transaction closed on July 31, 2012.

Three shareholder class actions, *Carol A. Kiel v. Braun, et al., Louise Perlman v. MEDTOX Scientific, et al.*, and *John Siciliano v. MEDTOX Scientific, Inc., et al.*, were filed in connection with the acquisition of MEDTOX in the County of Ramsey, Second Judicial District for the State of Minnesota. The lawsuits challenged the MEDTOX acquisition on grounds of alleged breaches of fiduciary duty and/or other violations of state law. The Company and its merger subsidiary were named only in the Kiel and Perlman cases. On July 20, 2012, the parties, through their counsel, executed a Memorandum of Understanding setting forth their agreement in principle to settle all three of the putative shareholder class actions. The Memorandum of Understanding was subsequently superseded by a Stipulation of Settlement dated October 12, 2012, and the settlement was approved by the Court on February 13, 2013. Under the terms of the settlement, all claims were dismissed with prejudice.

On June 7, 2012, the Company was served with a putative class action lawsuit, *Yvonne Jansky v. Laboratory Corporation of America, et al.*, filed in the Superior Court of the State of California, County of San Francisco. The lawsuit alleges that the defendants committed unlawful and unfair business practices, and violated various other state laws by changing screening codes to diagnostic codes on laboratory test orders, thereby resulting in customers being responsible for co-payments and other debts. The lawsuit seeks injunctive relief, actual and punitive damages, as well as recovery of attorney's fees, and legal expenses. The Company will vigorously defend the lawsuit.

On June 7, 2012, the Company was served with a putative class action lawsuit, *Ann Baker Pepe v. Genzyme Corporation and Laboratory Corporation of America Holdings*, filed in the United States District Court for the District of Massachusetts. The lawsuit alleges that the defendants failed to preserve DNA samples allegedly entrusted to the defendants and thereby breached a written agreement with plaintiff and violated state laws. The lawsuit seeks injunctive relief, actual, double and treble damages, as well as recovery of attorney's fees and legal expenses. The Company will vigorously defend the lawsuit.

On August 24, 2012, the Company was served with a putative class action lawsuit, *Sandusky Wellness Center, LLC, et al. v. MEDTOX Scientific, Inc., et al.*, filed in the United States District Court for the District of Minnesota. The lawsuit alleges that on or about February 21, 2012, the defendants violated the federal Telephone Consumer Protection Act by sending unsolicited facsimiles to Plaintiff and more than 39 other recipients without the recipients' prior express invitation or permission. The lawsuit seeks actual damages or the sum of $0.0005 for each violation, whichever is greater, and injunctive relief. The Company will vigorously defend the lawsuit.

Under the Company's present insurance programs, coverage is obtained for catastrophic exposure as well as those risks required to be insured by law or contract. The Company is responsible for the uninsured portion of losses related primarily to general, professional and vehicle liability, certain medical costs and workers' compensation. The self-insured retentions are on a per occurrence basis without any aggregate annual limit. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregated liability of claims incurred. At December 31, 2012, the Company had provided letters of credit aggregating approximately $37.4, primarily in connection with certain insurance programs. The Company's availability under its Revolving Credit Facility is reduced by the amount of these letters of credit.

The Company leases various facilities and equipment under non-cancelable lease arrangements. Future minimum rental commitments for leases with non-cancelable terms of one year or more at December 31, 2012 are as follows:

	Operating
2013	$166.9
2014	133.9
2015	94.5
2016	61.2
2017	39.6
Thereafter	87.7
Total minimum lease payments	583.8
Less:	
Amounts included in restructuring and acquisition related accruals	(9.9)
Non-cancelable sub-lease income	–
Total minimum operating lease payments	$573.9

Rental expense, which includes rent for real estate, equipment and automobiles under operating leases, amounted to $226.0, $220.2 and $202.1 for the years ended December 31, 2012, 2011 and 2010, respectively.

16. Pension and Postretirement Plans

Pension Plans

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the defined benefit retirement plan (the "Company Plan") and the nonqualified supplemental retirement plan (the "PEP"). Both plans have been closed to new participants. Employees participating in the Company Plan and the PEP no longer earn service-based credits, but continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") receive a minimum 3% non-elective contribution ("NEC") concurrent with each payroll period. The NEC replaces the Company match, which has been discontinued. Employees are not required to make a contribution to the 401K Plan to receive the NEC. The NEC is non-forfeitable and vests immediately. The 401K Plan also permits discretionary contributions by the Company of 1% to 3% of pay for eligible employees based on service.

The Company believes these changes to the Company Plan, the PEP and its 401K Plan align the Company's retirement plan strategy with prevailing industry practices and reduce the impact of market volatility on the Company Plan.

Notes to Consolidated Financial Statements

The Company's 401K Plan covers substantially all employees. Prior to 2010, Company contributions to the plan were based on a percentage of employee contributions. In 2012, 2011 and 2010, the Company made non-elective and discretionary contributions to the plan. The cost of this plan was $49.0, $44.3 and $40.6 in 2012, 2011 and 2010, respectively.

In addition, the Company Plan covers substantially all employees hired prior to December 31, 2009. The benefits to be paid under the Company Plan are based on years of credited service through December 31, 2009, interest credits and average compensation. The Company's policy is to fund the Company Plan with at least the minimum amount required by applicable regulations. The Company made contributions to the Company Plan of $11.3, $0.0 and $0.0 in 2012, 2011 and 2010, respectively.

The PEP covers the Company's senior management group. Prior to 2010, the PEP provided for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation. Effective January 1, 2010, employees participating in the PEP no longer earn service-based credits. The PEP is an unfunded plan.

Projected pension expense for the Company Plan and the PEP is expected to remain at $12.1 in 2013. The Company plans to make contributions of $6.5 to the Company Plan during 2013.

The effect on operations for both the Company Plan and the PEP are summarized as follows:

	Year ended December 31,		
	2012	2011	2010
Service cost for benefits earned	$ 2.4	$ 2.6	$ 2.6
Interest cost on benefit obligation	14.9	17.1	18.1
Expected return on plan assets	(17.3)	(18.9)	(18.5)
Net amortization and deferral	12.1	7.8	7.4
Curtailment cost	–	–	–
Defined benefit plan costs	$ 12.1	$ 8.6	$ 9.6

Amounts included in accumulated other comprehensive earnings consist of unamortized net loss of $143.0. The accumulated other comprehensive earnings that are expected to be recognized as components of the defined benefit plan costs during 2013 are $10.8 related to amortization of net loss.

A summary of the changes in the projected benefit obligations of the Company Plan and the PEP are summarized as follows:

	2012	2011
Balance at January 1	$383.2	$348.2
Service cost	2.4	2.6
Interest cost	14.9	17.1
Actuarial loss	5.8	39.8
Benefits and administrative expenses paid	(25.6)	(24.5)
Balance at December 31	$380.7	$383.2

The Accumulated Benefit Obligation was $380.7 and $383.2 at December 31, 2012 and 2011, respectively.

A summary of the changes in the fair value of plan assets follows:

	2012	2011
Fair value of plan assets at beginning of year	$244.5	$264.4
Actual return on plan assets	25.0	3.5
Employer contributions	12.9	1.1
Benefits and administrative expenses paid	(25.6)	(24.5)
Fair value of plan assets at end of year	$256.8	$244.5

The net funded status of the Company Plan and the PEP at December 31:

Funded status	$123.9	$138.7
Recorded as:		
Accrued expenses and other	$ 1.4	$ 1.2
Other liabilities	122.5	137.5
	$123.9	$138.7

Weighted-average assumptions used in the accounting for the Company Plan and the PEP are summarized as follows:

	2012	2011	2010
Discount rate	4.0%	4.0%	5.1%
Expected long term rate of return	7.0%	7.3%	7.5%

Notes to Consolidated Financial Statements

The Company maintains an investment policy for the management of the Company Plan's assets. The objective of this policy is to build a portfolio designed to achieve a balance between investment return and asset protection by investing in indexed funds that are comprised of equities of high quality companies and in high quality fixed income securities which are broadly balanced and represent all market sectors. The target allocations for plan assets are 50% equity securities, 45% fixed income securities and 5% in other assets. Equity securities primarily include investments in large-cap, mid-cap and small-cap companies located in the United States and to a lesser extent international equities in developed and emerging countries. Fixed income securities primarily include U.S. Treasury securities, mortgage-backed bonds and corporate bonds of companies from diversified industries. Other assets include investments in commodities. The weighted-average expected long-term rate of return for the Company Plan's assets is as follows:

	Target Allocation	Weighted-Average Expected Long-Term Rate of Return
Equity securities	50.0%	5.5%
Fixed income securities	45.0%	1.2%
Other assets	5.0%	0.3%

The fair values of the Company Plan's assets at December 31, 2012 and 2011, by asset category are as follows:

Asset Category	Fair Value as of December 31, 2012	Fair Value Measurements as of December 31, 2012 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Cash	$ 6.9	$6.9	$ –	$ –
Equity securities:				
U.S. large cap – blend[a]	58.1	–	58.1	–
U.S. mid cap – blend[b]	23.2	–	23.2	–
U.S. small cap – blend[c]	6.8	–	6.8	–
International equity – blend[d]	39.4	–	39.4	–
Commodities index[e]	11.5	–	11.5	–
Fixed income securities:				
U.S. fixed income[f]	110.9	–	110.9	–
Total fair value of the Company Plan's assets	$256.8	$6.9	$249.9	$ –

Asset Category	Fair Value as of December 31, 2011	Fair Value Measurements as of December 31, 2011 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Cash	$ 3.7	$3.7	$ –	$ –
Equity securities:				
U.S. large cap – blend[a]	58.6	–	58.6	–
U.S. mid cap – blend[b]	21.9	–	21.9	–
U.S. small cap – blend[c]	7.2	–	7.2	–
International equity – blend[d]	33.0	–	33.0	–
Commodities index[e]	10.2	–	10.2	–
Fixed income securities:				
U.S. fixed income[f]	109.9	–	109.9	–
Total fair value of the Company Plan's assets	$244.5	$3.7	$240.8	$ –

(a) This category represents an equity index fund not actively managed that tracks the S&P 500 Index.
(b) This category represents an equity index fund not actively managed that tracks the S&P mid-cap 400 Index.
(c) This category represents an equity index fund not actively managed that tracks the Russell 2000 Index.
(d) This category represents an equity index fund not actively managed that tracks the MSCI ACWI ex USA Index.
(e) This category represents a commodities index fund not actively managed that tracks the Dow Jones – UBS Commodity Index.
(f) This category primarily represents bond index funds not actively managed that track the Barclays Capital U.S. Aggregate Index and Barclays Capital U.S. TIPS Index.

The following assumed benefit payments under the Company Plan and PEP, which were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2013	$ 24.0
2014	23.2
2015	23.3
2016	23.5
2017	23.4
Years 2018-2022	119.1

Post-retirement Medical Plan

The Company assumed obligations under a subsidiary's post-retirement medical plan. Coverage under this plan is restricted to a limited number of existing employees of the subsidiary. This plan is unfunded and the Company's policy is to fund benefits as claims are incurred. The effect on operations of the post-retirement medical plan is shown in the following table:

	Year ended December 31,		
	2012	2011	2010
Service cost for benefits earned	$ 0.4	$ 0.3	$ 0.3
Interest cost on benefit obligation	2.3	2.2	2.3
Net amortization and deferral	0.3	(0.2)	(0.9)
Post-retirement medical plan costs	$ 3.0	$ 2.3	$ 1.7

Notes to Consolidated Financial Statements

Amounts included in accumulated other comprehensive earnings consist of unamortized net loss of $12.3. The accumulated other comprehensive earnings that are expected to be recognized as components of the post-retirement medical plan costs during 2013 are $0.9 related to amortization of net loss.

A summary of the changes in the accumulated post-retirement benefit obligation follows:

	2012	2011
Balance at January 1	$52.7	$42.0
Service cost for benefits earned	0.4	0.3
Interest cost on benefit obligation	2.3	2.2
Participants contributions	0.4	0.4
Actuarial loss	6.9	9.8
Benefits paid	(2.0)	(2.0)
Balance at December 31	$60.7	$52.7
Recorded as:		
Other liabilities	$60.7	$52.7

The weighted-average discount rates used in the calculation of the accumulated post-retirement benefit obligation were 4.2% and 4.3% as of December 31, 2012 and 2011, respectively. The health care cost trend rate was assumed to be 7.5% and 7.0% as of December 31, 2012 and 2011, respectively, declining gradually to 5.0% in the year 2020. The health care cost trend rate has a significant effect on the amounts reported. The impact of a percentage point change each year in the assumed health care cost trend rates would change the accumulated post-retirement benefit obligation as of December 31, 2012 by an increase of $8.9 or a decrease of $7.4. The impact of a percentage point change on the aggregate of the service cost and interest cost components of the 2012 post-retirement benefit costs results in an increase of $0.4 or decrease of $0.4.

The following assumed benefit payments under the Company's post-retirement benefit plan, which reflect expected future service, as appropriate, and were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2013	$ 2.1
2014	2.2
2015	2.4
2016	2.6
2017	2.7
Years 2018-2022	15.5

17. Fair Value Measurements

The Company's population of financial assets and liabilities subject to fair value measurements as of December 31, 2012 and 2011 are as follows:

	Fair Value as of December 31, 2012	Fair Value Measurements as of December 31, 2012 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Noncontrolling interest put	$20.7	$ –	$20.7	$ –

	Fair Value as of December 31, 2011	Fair Value Measurements as of December 31, 2011 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Noncontrolling interest put	$20.2	$ –	$20.2	$ –

The noncontrolling interest put is valued at its contractually determined value, which approximate fair value. During the year ended December 31, 2012, the carrying value of the noncontrolling interest put increased by $0.5 consisting of a $0.4 increase in the contractually determined value and a $0.1 increase for foreign currency translation.

The carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable, and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The fair market value of the zero-coupon subordinated notes, based on market pricing, was approximately $179.1 and $190.2 as of December 31, 2012 and 2011, respectively. The fair market value of the senior notes, based on market pricing, was approximately $2,720.5 and $1,624.4 as of December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, the estimated fair market value of the Company's variable rate debt approximated its book value of $0.0 and $560.0, respectively. The Company's note and debt instruments are considered level 2 instruments, as the fair market values of these instruments are determined using other observable inputs.

18. Derivative Instruments and Hedging Activities

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that includes, from time to time, the use of derivative financial instruments such as interest rate swap agreements (see Interest Rate Swap section below). Although the Company's

Notes to Consolidated Financial Statements

zero-coupon subordinated notes contain features that are considered to be embedded derivative instruments (see Embedded Derivatives section below), the Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

Interest Rate Swap

The interest rate swap agreement to hedge variable interest rate risk on the Company's variable interest rate term loan expired on March 31, 2011. On a quarterly basis under the swap, the Company paid a fixed rate of interest 2.92% and received a variable rate of interest based on the three-month LIBOR rate on an amortizing notional amount of indebtedness equivalent to the term loan balance outstanding. The swap was designated as a cash flow hedge. Accordingly, the Company recognized the fair value of the swap in the condensed consolidated balance sheets and any changes in the fair value were recorded as adjustments to accumulated other comprehensive income (loss), net of tax.

Embedded Derivatives Related to the Zero-Coupon Subordinated Notes

The Company's zero-coupon subordinated notes contain the following two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities:

1) The Company will pay contingent cash interest on the zero-coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2) Holders may surrender zero-coupon subordinated notes for conversion during any period in which the rating assigned to the zero-coupon subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

The Company believes these embedded derivatives had no fair value at December 31, 2012 and 2011. These embedded derivatives also had no impact on the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010.

The following table summarizes the effect of the interest rate swap on other comprehensive income for the years ended December 31, 2012 and 2011:

	2012	2011
Effective portion of derivative gain	$ –	$2.4

19. Supplemental Cash Flow Information

	Years Ended December 31,		
	2012	2011	2010
Supplemental schedule of cash flow information:			
Cash paid during period for:			
Interest	$ 77.5	$ 99.6	$ 55.5
Income taxes, net of refunds	306.2	309.4	355.0
Disclosure of non-cash financing and investing activities:			
Surrender of restricted stock awards and performance shares	10.9	6.0	2.4
Conversion of zero-coupon convertible debt	3.8	36.2	1.1
Accrued repurchases of common stock	–	–	(0.5)

20. Quarterly Data (Unaudited)

The following is a summary of unaudited quarterly data:

	Year Ended December 31, 2012				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,423.3	$1,423.4	$1,419.4	$1,405.3	$5,671.4
Gross profit	576.1	579.5	556.1	538.0	2,249.7
Net earnings attributable to Laboratory Corporation of America Holdings	161.6	153.3	148.0	120.2	583.1
Basic earnings per common share	1.66	1.59	1.56	1.28	6.09
Diluted earnings per common share	1.63	1.56	1.53	1.26	5.99

	Year Ended December 31, 2011				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,368.4	$1,403.3	$1,404.5	$1,366.1	$5,542.3
Gross profit	568.4	588.2	568.5	549.6	2,274.7
Net earnings attributable to Laboratory Corporation of America Holdings	127.1	122.9	134.3	135.4	519.7
Basic earnings per common share	1.27	1.22	1.34	1.36	5.20
Diluted earnings per common share	1.23	1.20	1.31	1.34	5.11

Shareholder and Company Information

Corporate Headquarters
358 South Main Street
Burlington, NC 27215
336-584-5171

Information Sources
Information about LabCorp is available from the following Company sources:

Investor Relations Contact
Stephen Anderson
Vice President, Investor Relations
336-436-5076
Center for Molecular Biology and Pathology
800-345-4363
Center for Occupational Testing
800-833-3984
Center for Esoteric Testing
800-334-5161
Paternity/Identity
800-762-4344
LabCorp Drug Development Laboratory Services
877-788-8861
Web Site
www.labcorp.com

Transfer Agent
American Stock Transfer & Trust Company
Shareholder Services
6201 Fifteenth Avenue
Brooklyn, NY 11219
800-937-5449
www.amstock.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
800 Green Valley Road, Suite 500
Greensboro, NC 27408

Annual Meeting
The annual meeting of shareholders will be held at 9:00 a.m. EDT on May 8, 2013 at the Paramount Theater, 128 East Front Street, Burlington, NC 27215.

Form 10-K
Copies of Form 10-K as filed with the Securities and Exchange Commission are available without cost to shareholders by writing to:
Laboratory Corporation of America Holdings
Investor Relations Department
358 South Main Street
Burlington, NC 27215

Safe Harbor
Forward-looking statements in this annual report are subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payers. Actual results could differ materially from those suggested by these forward-looking statements. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 2012, and subsequent filings.

Common Stock
The Company's common stock, par value $0.10 per share (the "Common Stock"), trades on the New York Stock Exchange ("NYSE") under the symbol "LH." The following table sets forth for the calendar periods indicated the high and low sales prices for the Common Stock reported on the NYSE Composite Tape.

	2012		2011	
	High	Low	High	Low
1Q	93.30	85.58	92.98	86.19
2Q	94.33	81.56	100.94	92.09
3Q	95.30	83.50	99.76	76.91
4Q	94.30	82.15	88.15	74.57

BOARD OF DIRECTORS

David P. King
Chairman and Chief Executive Officer

Kerrii B. Anderson [1,2]
Former Chief Executive Officer and President of Wendy's International, Inc.

Jean-Luc Bélingard [2,3]
Chairman, bioMérieux S.A.; retired Chairman and CEO, Ispen S.A.

N. Anthony Coles, M.D., MPH [3]
President and Chief Executive Officer of Onyx Pharmaceuticals, Inc.

Wendy E. Lane [1,4]
Chairman of Lane Holdings, Inc., an investment firm

Thomas P. Mac Mahon [3,4]
Former Chairman and Chief Executive Officer of Laboratory Corporation of America Holdings

Robert E. Mittelstaedt, Jr. [1,4]
Dean and Professor, W.P. Carey School of Business, Arizona State University

Arthur H. Rubenstein, MBBCh [1,3]
Professor of Medicine
University of Pennsylvania
Perelman School of Medicine

M. Keith Weikel, Ph.D. [2,3]
Former Senior Executive Vice President and Chief Operating Officer of HCR Manor Care, Inc.

R. Sanders Williams, M.D. [1,4]
President of The J. David Gladstone Institutes

Committees:
[1] Audit
[2] Compensation
[3] Quality and Compliance
[4] Nominating and Corporate Governance

EXECUTIVE MANAGEMENT

David P. King, Chairman and Chief Executive Officer

James T. Boyle, Executive Vice President, Chief Operating Officer

William B. Hayes, Executive Vice President, Chief Financial Officer

Mark E. Brecher, M.D., Senior Vice President, Chief Medical Officer

F. Samuel Eberts III, Senior Vice President, Chief Legal Officer

Adam T. Feinstein, Senior Vice President, Corporate Development & Strategic Planning

Lidia L. Fonseca, Senior Vice President, Chief Information Officer

Lisa Hoffman Starr, Senior Vice President, Human Resources

Corporate Governance, Code of Business Conduct and Ethics – The Company's Corporate Governance Guidelines, the Charters of its Audit Committee, Compensation Committee, Quality and Compliance Committee, and Nominating and Corporate Governance Committee as well as the Company's Code of Business Conduct and Ethics are available on the Company's Web Site at www.labcorp.com. You can also obtain a hard copy of these documents, without charge, upon written request to Stephen Anderson, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, NC 27215.




LabCorp
Laboratory Corporation of America

Laboratory Corporation of America® Holdings
358 South Main Street
Burlington, NC 27215
336-584-5171
www.labcorp.com


MIX
Paper from
responsible sources
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FSC® C018101




LabCorp
Laboratory Corporation of America

2012 Annual Report

About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.7 billion in 2012, over 34,000 employees worldwide, and more than 220,000 clients, LabCorp offers more than 4,000 tests ranging from routine blood analyses to reproductive genetics to companion diagnostics. LabCorp furthers its scientific expertise and innovative clinical testing technology through its Specialty Testing Group: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, Integrated Genetics, Integrated Oncology, DIANON *Systems*, Inc., Monogram Biosciences, Inc., Colorado Coagulation, Cellmark Forensics, MEDTOX, and Endocrine Sciences. LabCorp conducts clinical trials testing through its LabCorp Clinical Trials division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our company, visit our Web site at: **www.labcorp.com**.

LabCorp A Premier Health Care Services Company


Attractive Market
Strong Financial Fundamentals
Clear Mission
LabCorp
Laboratory Corporation of America
Superior Execution
Five-Pillar Strategy

Revenue and Adjusted EPS Excluding Amortization Growth: 2007 – 2012[1, 2, 3]


REVENUE ($MIL)
5-year CAGR of 6.9%
$4.068
$4.513
$4.695
$5.004
$5.542
$5.671
2007
2008
2009
2010
2011
2012
ADJUSTED EPS EXCLUDING AMORITIZATION
5-year CAGR of 8.9%
$4.45
$4.91
$5.24
$5.98
$6.37
$6.82
2007
2008
2009
2010
2011
2012

1. Excluding the $0.25 per diluted share impact of restructuring and other special charges and the $0.27 per diluted share impact from amortization in 2007; excluding the $0.44 per diluted share impact of restructuring and other special charges and the $0.31 per diluted share impact from amortization in 2008; excluding the $(0.09) per diluted share impact of restructuring and other special charges and the $0.35 per diluted share impact from amortization in 2009; excluding the $0.26 per diluted share impact of restructuring and other special charges and the $0.43 per diluted share impact from amortization in 2010; excluding the $0.72 per diluted share impact of restructuring and other special charges, the $0.03 per diluted share impact from a loss on the divestiture of assets and the $0.51 per diluted share impact from amortization in 2011; excluding the $0.29 per diluted share impact of restructuring and other special charges and the $0.54 per diluted share impact from amortization in 2012.
2. EPS, as presented represents adjusted, non-GAAP financial measures. Diluted EPS, as reported in the Company's Annual Report were: $3.93 in 2007; $4.16 in 2008; $4.98 in 2009; $5.29 in 2010; $5.11 in 2011; and $5.99 in 2012.
3. 2008 revenue includes a $7.5 million adjustment relating to certain historic overpayments made by Medicare for claims from a subsidiary of the Company that were submitted prior to the Company's acquisition of the entity.

TO OUR SHAREHOLDERS

LabCorp delivered a solid financial performance in 2012 – a notable achievement in the face of persistent economic headwinds and a health care landscape undergoing fundamental transformation. Compared to the prior year, we grew revenue 2.3 percent to $5.7 billion and Adjusted Earnings Per Share Excluding Amortization 7.1 percent to $6.82. We extended our long record of generating strong Operating and Free Cash Flow, which we invested in our businesses and returned to shareholders through share repurchase.[1] Moreover, through rigorous expense management, we reduced our Selling, General and Administrative Expenses as a percentage of revenue by 1.2 percentage points in 2012. Finally, we enhanced our strong balance sheet by refinancing $1.0 billion of debt at historically low interest rates.

As we achieved these impressive financial results, we also made significant strides in our information technology (IT) and scientific capabilities, and completed a number of efficiency projects to streamline our operations. In short, we are pleased with another year of strong execution of our five-pillar strategy.

The achievements of 2012 are particularly important because they lay the groundwork for LabCorp's role in the implementation of health care reform. We often note that laboratory testing represents approximately 3 percent of total U.S. health care expenditures but influences up to 80 percent of decisions made by physicians. Our mission in 2013 and the years ahead is to continue to provide the highest-quality, most efficient services in the clinical laboratory industry. Yet, we must recognize that these capabilities alone may not guarantee success in the new order, so we will build on our foundational strengths to become a trusted knowledge partner for our customers. To that end, we are developing and implementing a suite of data-driven knowledge services that optimize decision-making, improve health outcomes and reduce treatment costs.

The LabCorp we are building for the future will go beyond collecting specimens, conducting tests and reporting results. We will offer a robust set of analytical and decision support tools that will provide context and insight, delivering value to all stakeholders – physicians, patients and payers. Our vision is that LabCorp will be a leader in tomorrow's health care paradigm – one that puts an increased emphasis on prevention, early detection, effective monitoring and treatment and pay-for-performance metrics to deliver high-quality care and better patient outcomes at lower cost.

Disciplined Execution of the Five-Pillar Strategy

We are pleased to report that LabCorp made meaningful progress on each pillar of our strategy in 2012.



Dave King
Chairman and Chief Executive Officer

"We will build on our foundational strengths to become a trusted knowledge partner for our customers. To that end, we are developing and implementing a suite of data-driven knowledge services that optimize decision-making, improve health outcomes and reduce treatment costs."

Our first strategic pillar is to deploy capital to investments that enhance our business and return capital to shareholders.

The 2012 acquisition of MEDTOX Scientific adds to our record of successful acquisitions and integrations. MEDTOX is a premier forensic and clinical laboratory with a diverse test menu and industry-leading expertise in toxicology testing. Its acquisition provides LabCorp with an excellent platform for meaningful growth in specialized toxicology testing.

During 2012, we also made significant progress on our integrations of Genzyme Genetics,[2] Orchid Cellmark and Clearstone Central Laboratories. These recent acquisitions have strengthened our business by enhancing our specialty testing capabilities and expanding our geographic reach.

We continued to return value to shareholders through share repurchase during 2012. For the year, we bought back 5.9 million shares of LabCorp stock for $516 million. Since 2003, we have repurchased approximately $4.6 billion worth of stock at an average price of approximately $64 per share.

1 Adjusted Earnings Per Share Excluding Amortization is calculated by excluding the effects of the impact of restructuring and other special charges and amortization expense from GAAP diluted earnings per share. Free cash flow represents cash flows from operations less capital expenditures. For a reconciliation of non-GAAP financial measures, please refer to slides 7-9 of the Company's 8K filed on February 8, 2013.

2 We now provide reproductive genetic testing services under the name Integrated Genetics and oncology genetic testing services under the name Integrated Oncology.

OUR FIVE STRATEGIC PILLARS

PILLAR ONE
Deploy capital to investments that enhance our business and return capital to shareholders

PILLAR TWO
Enhance IT capabilities to improve physician and patient experience

PILLAR THREE
Continue to improve efficiency to offer the most compelling value in laboratory services

PILLAR FOUR
Scientific innovation at appropriate pricing

PILLAR FIVE
Development of alternative delivery models

As we continue to deploy our capital toward acquisitions and share repurchase, we recently announced our goal to reach a target leverage ratio of 2.5 times debt to EBITDA over time. Since 2008, LabCorp has generated approximately $4 billion in operating cash, and our deployment of this capital has been divided almost evenly between acquisitions and share repurchase. In the future, we expect to deploy our free cash flow similarly; and in the absence of sizable acquisition opportunities, we anticipate deploying additional leverage largely toward share repurchase.

Our second strategic pillar is to enhance our IT capabilities to improve the physician and patient experience.

In 2012, we completed the nationwide rollout of our LabCorp Beacon® platform, an end-to-end lab solution that provides significant value to all health care stakeholders. Beacon's assets and functionalities include physician, patient and payer portals, electronic ordering, enhanced reports, lab analytics that provide trending of patient, test and population data and clinical decision support tools. LabCorp Beacon® is highly flexible and designed to facilitate seamless integration with customer workflow.

We have several new population health analytics programs in development (LabCorp Beacon: Analytics) that provide health care business intelligence tools to hospitals, physician practices and accountable care organizations ("ACOs"). These tools help our customers efficiently manage their productivity, quality and patient outcome metrics. Our robust rules engine maintains more than 600 clinical quality measures that are highly customizable and provide full compliance with reporting requirements. Real-time clinical alerts highlight gaps in care for patients and patient populations.

In late 2012, we completed our nationwide rollout of LabCorp Beacon: Patient, a tool that enables patients to take control of their health information. Our Patient Portal is a secure and easy-to-use online solution that enables patients to receive and share lab results, make lab appointments, pay bills, set up automatic alerts and notifications and manage health information for the entire family.

Our open platform approach to Electronic Medical Record ("EMR") connectivity benefits customers by allowing them to connect seamlessly to LabCorp directly or through the EMR of their choice. We now interface to more than 650 different EMR partners, and we work closely with leading EMR partners to streamline connectivity and enhance lab workflow for our mutual customers. In 2012, we added more than 8,000 new client EMR interfaces, bringing our total EMR interfaces above 30,000.

We are also proud that we remain the only national laboratory that has standardized its instrumentation, billing system and information system. Our relentless focus on integration of acquisitions and standardization of systems will continue to benefit LabCorp and our customers in the years ahead.

Our third strategic pillar is to improve efficiency to offer the most compelling value in laboratory services.

We constantly seek to improve productivity and lower cost in every aspect of our business, which is why we have increased per-employee throughput more than 40 percent in our core laboratories since 2008. We have also improved our call center operations, improving response time while reducing the number of facilities by more than 65 percent. These critical enhancements to our business have not diminished our commitment to service; indeed, our service metrics, customer satisfaction ratings and turnaround times consistently exceed expectations.

Our key 2012 efficiency initiative was the deployment of Propel robotic technology in our Powell Center for Esoteric Testing in Burlington, North Carolina. Over time, we expect

LabCorp Capabilities Meet Every Requirement of New Care Models



Better Outcomes
Higher Quality
Lower Costs
Core Competencies

- "End to End" Total Lab Solution Partnership
- Population health management tools
- Clinical decision support programs
- Expanded patient counseling (PCMH)
- Integrative clinical reports
- Patient-centric data solutions
- IT capabilities/support (LIS, portal, mobile)
- Complementary AP services
- Scientific expertise
- Quality/standardization
- Operating expense savings
- Infrastructure
- Economies of scale
- Access to capital

this technology to replace manual splitting and sorting throughout our major laboratories, enhancing efficiency and reducing turnaround times. Propel complements our LabCorp TOUCH™ accessioning, which provides leading-edge automation at our patient service centers and allows us to reduce the amount of accessioning performed in our core laboratories.

We continue to expand our Powell Center for Esoteric Testing, using LEAN principles to conduct testing more efficiently and consolidate satellite locations. We also use LEAN strategies to create process improvements in our billing and collection operations, which helped us to lower our bad debt rate to 4.3 percent at the end of 2012, an improvement of 30 basis points over last year, and to maintain our accounts receivable days sales outstanding at 46 days, unchanged year over year.

Our fourth strategic pillar is to continue scientific innovation at reasonable and appropriate pricing.

Introduction of new tests remains an important growth driver for LabCorp, and we continue to collaborate with leading companies and academic institutions to provide physicians and patients with the most scientifically advanced testing in our industry. During 2012, we introduced 123 new tests and strengthened our capabilities across several testing disciplines.

We also undertook the following key scientific initiatives in 2012:

- We launched our Cardiovascular Disease Risk Assessment Program to assist physicians in screening and risk assessment, diagnosis and confirmation and the management of cardiovascular disorders. This program, available through our Beacon® platform and our customer's EMR, uses innovative result displays, analytics and trending as well as Cardiovascular Disease Risk Assessment decision support for individualized lipid assessment and patient counseling.

- We enhanced our Women's Health initiatives by introducing a series of tests derived from a single collection swab, making collection of samples convenient for physicians and patients. Our NuSwab℠ tests offer clinically validated profiles for targeted clinical conditions, and they are configured to provide high-quality results to guide diagnosis and treatment and reduce cost.

- We announced our collaborative relationship with Ariosa Diagnostics, through which we offer an innovative non-invasive test for detection of common fetal trisomies, such as Trisomy 21 (associated with Down syndrome), using DNA in maternal blood. The test is performed by Ariosa using a simple maternal blood draw and provides a safe, highly accurate test for common fetal trisomies in high-risk pregnancies.


CLEAR MISSION A Trusted Knowledge Partner
ACQUISITIONS
IT CAPABILITIES
SCIENCE
A Trusted Partner to Health Care Stakeholders, Providing Knowledge to Optimize Decision Making, Improve Health Outcomes and Reduce Treatment Costs
BEACONLBS
LITHOLINK/CDS
INTERPRETATION
EDUCATIONAL TOOLS
OTHER INPUTS

- The rapid evolution of next-generation sequencing technology provides new opportunities to offer cost-effective, innovative molecular diagnostic testing. We recently launched the GenSeq®: Cardio test, which uses next-generation sequencing technology to identify more than 90 genetic causes of familial cardiac disease. We believe that GeneSeq Cardio will be a useful prognostic tool to identify positive family history and symptoms of several cardiac conditions as well as early-onset coronary artery disease. These assays will help establish and confirm the diagnosis of familial cardiac disease and identify the need for regular cardiac screening, lifestyle changes or intervention to prevent progression of cardiac complications.

Our fifth strategic pillar is to develop alternative delivery models.

Dramatic and fundamental changes are taking place in our industry. We see health care moving toward large health systems, integrated delivery networks, ACOs, patient-centered medical homes and mega-physician practices. We also see managed care companies organizing ACOs and acquiring physician practices. Our capabilities provide an end-to-end lab solution for these customers, meeting the requirements of new care models with population health management tools, decision support programs, patient counseling, integrated clinical reports and patient-centric data solutions. These offerings are focused around IT, but it is the completeness of our solution for lab needs that differentiates LabCorp – and builds trusted knowledge partnerships with our customers.

Our BeaconLBS℠ platform is a point-of-care decision support service that interfaces with test ordering systems to assist physicians in lab and test selection. Physicians, patients and payers will benefit from this innovation, which will improve quality and more effectively manage costs without disrupting physician workflow. Our rules engine interfaces with payer policies for ordering, utilization, adjudication and payment. In time we will integrate BeaconLBS℠ with our decision support tools delivered at the point of results, providing physicians with comprehensive tools to support their delivery of effective, efficient care.

Strong Capabilities, Sound Strategy, Clear Vision

Transformational change is under way in U.S. health care. We enthusiastically embrace the opportunity to broaden our contributions and add value to partnerships with stakeholders. LabCorp has the right strategy, the right capabilities and the right vision to prosper in this dynamic environment. Our continued success will be built by the efforts of our 34,000 employees, each of whom is dedicated to the customers we are proud to serve. I am grateful to our employees and our shareholders for their continued support.

Very truly yours,

Dave King
Chairman and Chief Executive Officer


LabCorp
Laboratory Corporation of America

2012 Financial Summary

Table of Contents

Selected Financial Data

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for the five-year period ended December 31, 2012 are derived from consolidated financial statements of the Company, which have been audited by an independent registered public accounting firm. This data should be read in conjunction with the accompanying notes, the Company's consolidated financial statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere herein.

	Year Ended December 31,				
(In millions, except per share amounts)	2012[(a)]	2011[(b) (c)]	2010[(d)]	2009[(e)]	2008[(f)]
Statement of Operations Data:					
Net sales	$5,671.4	$5,542.3	$5,003.9	$4,694.7	$4,505.2
Gross profit	2,249.7	2,274.7	2,097.8	1,970.9	1,873.8
Operating income	1,023.5	948.4	978.8	935.9	842.9
Net earnings attributable to Laboratory Corporation of America Holdings	583.1	519.7	558.2	543.3	464.5
Basic earnings per common share	$ 6.09	$ 5.20	$ 5.42	$ 5.06	$ 4.23
Diluted earnings per common share	$ 5.99	$ 5.11	$ 5.29	$ 4.98	$ 4.16
Basic weighted average common shares outstanding	95.7	100.0	103.0	107.4	109.7
Diluted weighted average common shares outstanding	97.4	101.8	105.4	109.1	111.8
Balance Sheet Data:					
Cash and cash equivalents, and short-term investments	$ 466.8	$ 159.3	$ 230.7	$ 148.5	$ 219.7
Goodwill and intangible assets, net	4,569.4	4,302.5	4,275.4	3,239.3	2,994.8
Total assets	6,795.0	6,111.8	6,187.8	4,837.8	4,669.5
Long-term obligations[(g)]	2,655.0	2,221.0	2,188.4	1,394.4	1,721.3
Total shareholders' equity	2,717.4	2,503.5	2,466.3	2,106.1	1,688.3

(a) During 2012, the Company recorded net restructuring charges of $25.3. The charges were comprised of $16.2 in severance and other personnel costs and $19.6 in facility-related costs primarily associated with the ongoing integration activities of Orchid and the Integrated Genetics Division (formerly Genzyme Genetics) and costs associated with the previously announced termination of an executive vice president. These charges were offset by the reversal of previously established reserves of $6.3 in unused severance and $4.2 in unused facility-related costs. As part of the Clearstone integration, the Company also recorded a $6.9 loss on the disposal of one of its European subsidiaries in Other, net under Other income (expenses) during 2012. In addition, the Company recorded $6.2 in accelerated amortization relating to the termination of a licensing agreement.

(b) During 2011, the Company recorded net restructuring charges of $44.6. Of this amount, $27.4 related to severance and other personnel costs, and $22.0 primarily related to facility-related costs associated with the ongoing integration of certain acquisitions including Genzyme Genetics and Westcliff Medical Laboratories, Inc. ("Westcliff"). These charges were offset by restructuring credits of $4.8 resulting from the reversal of unused severance and facility closure liabilities. In addition, the Company recorded fixed assets impairment charges of $18.9 primarily related to equipment, computer systems and leasehold improvements in closed facilities. The Company also recorded special charges of $14.8 related to the write-off of certain assets and liabilities related to an investment made in prior years, along with a $2.6 write-off of an uncollectible receivable from a past installment sale of one of the Company's lab operations.

Selected Financial Data *(continued)*

(c) Following the closing of its acquisition of Orchid Cellmark Inc. ("Orchid") in mid-December 2011, the Company recorded a net $2.8 loss on its divestiture of certain assets of Orchid's U.S. government paternity business, under the terms of the agreement reached with the U.S. Federal Trade Commission. This non-deductible loss on disposal was recorded in Other Income and Expense in the Company's Consolidated Statements of Operations and decreased net earnings for the twelve months ended December 31, 2011 by $2.8.

(d) During 2010, the Company recorded net restructuring charges of $5.8 primarily related to work force reductions and the closing of redundant and underutilized facilities. In addition, the Company recorded a special charge of $6.2 related to the write-off of development costs incurred on systems abandoned during the year.

The Company incurred approximately $25.7 in professional fees and expenses in connection with the acquisition of Genzyme Genetics and other acquisition activity, including significant costs associated with the Federal Trade Commission's review of the Company's purchase of specified net assets of Westcliff. These fees and expenses are included in selling, general and administrative expenses for the year ended December 31, 2010.

The Company also incurred $7.0 of financing commitment fees (included in interest expense for the year ended December 31, 2010) in connection with the acquisition of Genzyme Genetics.

(e) During 2009, the Company recorded net restructuring charges of $13.5 primarily related to the closing of redundant and underutilized facilities.

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the defined benefit retirement plan (the "Company Plan") and the nonqualified supplemental retirement plan (the "PEP"). As a result of the changes to the Company Plan and PEP which were adopted in the fourth quarter of 2009, the Company recognized a net curtailment charge of $2.8 due to remeasurement of the PEP obligation at December 31, 2009 and the acceleration of unrecognized prior service for that plan. In addition, the Company recorded favorable adjustments of $21.5 to its tax provision relating to the resolution of certain state income tax issues under audit, as well as the realization of foreign tax credits.

In connection with the Monogram Biosciences, Inc. acquisition, the Company incurred $2.7 in transaction fees and expenses in the third quarter of 2009.

(f) During 2008, the Company recorded net restructuring charges of $32.4 primarily related to work force reductions and the closing of redundant and underutilized facilities. During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

In the fourth quarter of 2008, the Company recorded a $7.5 cumulative revenue adjustment relating to certain historic overpayments made by Medicare for claims submitted by a subsidiary of the Company. In addition, the Company recorded a $7.1 favorable adjustment to its fourth quarter tax provision relating to tax treaty changes adopted by the United States and Canada.

During the fourth quarter of 2008, the Company recorded charges of approximately $3.7, which related to the acceleration of the recognition of stock compensation and certain defined benefit plan obligations due to the announced retirement of the Company's Executive Vice President of Corporate Affairs, effective December 31, 2008.

In the second quarter of 2008, the Company recorded a $45.0 increase in its provision for doubtful accounts. The Company's estimate of the allowance for doubtful accounts was increased due to the impact of the economy, higher patient deductibles and copayments, and recent acquisitions on the collectibility of accounts receivable balances.

(g) Long-term obligations primarily include the Company's zero-coupon convertible subordinated notes, 5½% senior notes due 2013, 5⅝% senior notes due 2015, 3⅛% senior notes due 2016, 2⅕% senior notes due 2017, 4⅝% senior notes due 2020, 3¾% senior notes due 2022, term loan, revolving credit facility and other long-term obligations. The accreted balance of the zero-coupon convertible subordinated notes was $130.0, $135.5, $286.7, $292.2 and $573.5 at December 31, 2012, 2011, 2010, 2009 and 2008, respectively. The balance of the 5½% senior notes, including principal and unamortized portion of a deferred gain on an interest rate swap agreement, was $350.0, $350.5, $350.9, $351.3 and $351.7 at December 31, 2012, 2011, 2010, 2009 and 2008, respectively. The principal balance of the 5⅝% senior notes was $250.0 at December 31, 2012, 2011, 2010, 2009 and 2008. The principal balance of the 3⅛% senior notes was $325.0 at December 31, 2012, 2011 and 2010, and $0 for 2009 and 2008. The principal balance of the 4⅝% senior notes was $600.0 at December 31, 2012, 2011 and 2010 and $0 for 2009 and 2008. The principal balances of the 2⅕% and 3¾% senior notes were $500.0 each at December 31, 2012 and $0 for all other years presented. The term loan was $0.0, $0.0, $375.0, $425.0 and $475.0 at December 31, 2012, 2011, 2010, 2009 and 2008, respectively. The revolving credit facility was $0.0, $560.0, $0.0, $75.0, $70.8 at December 31, 2012, 2011, 2010, 2009 and 2008, respectively. The remainder of other long-term obligations consisted primarily of mortgages payable with balances of $0.0, $0.0, $0.8, $0.9 and $0.3 at December 31, 2012, 2011, 2010, 2009 and 2008, respectively. Long-term obligations exclude amounts due to affiliates.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

General

During 2012 the Company grew its revenue in a challenging economic environment. Net sales for 2012 increased 2.3% in comparison to 2011 on a 1.7% increase in volume and a 0.6% increase in revenue per requisition. The Company's acquisition of Orchid in December 2011 increased revenue and volume by 1.1% and 0.3%, respectively, in 2012 compared to 2011. The Company's acquisition of MEDTOX on July 31, 2012 increased revenue and volume by 1.0% and 1.4%, respectively, in 2012 compared to 2011.

During 2012, the impact of inclement weather (notably from Super Storm Sandy in October 2012) reduced the Company's revenues and diluted earnings per share by an estimated $16.0 and $0.09, respectively.

Changes in governmental regulations will have a significant impact on the Company's operations in 2013. The Affordable Care Act Baseline for the 2013 update to the Clinical Lab Fee Schedule was negative 0.95% and the Middle Class Tax Relief and Job Creation Act rebaselined the fee schedule an additional 2% lower. These fee schedule reductions became effective on January 1, 2013. If mandatory sequestration is implemented, the Company will receive an additional 2% reduction to the Clinical Lab Fee Schedule and a separate 2% reduction to the Physician Fee Schedule effective April 1, 2013. The Company also faces significant revenue impacts in 2013 as a result of a variety of other government reductions in payment for laboratory services. Altogether, the Company estimates that these payment reductions will negatively impact 2013 revenue by over $50.0 and diluted earnings per share by approximately $0.35.

Seasonality

The majority of the Company's testing volume is dependent on patient visits to physician offices and other providers of health care. Volume of testing generally declines during the year-end holiday periods and other major holidays. In addition, volume declines due to inclement weather may reduce net revenues and cash flows. Therefore, comparison of the results of successive quarters may not accurately reflect trends or results for the full year.

Results of Operations

(amounts in millions except Revenue Per Requisition info)

Years ended December 31, 2012, 2011, and 2010

Net Sales

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Net Sales					
Routine Testing	$3,246.6	$3,143.9	$2,995.4	3.3%	5.0%
Genomic and Esoteric Testing	2,089.8	2,089.0	1,728.5	0.0%	20.9%
Ontario, Canada	335.0	309.4	280.0	8.3%	10.5%
Total	$5,671.4	$5,542.3	$5,003.9	2.3%	10.8%

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Volume					
Routine Testing	86.2	85.2	83.3	1.2%	2.3%
Genomic and Esoteric Testing	29.9	29.3	27.2	1.8%	7.8%
Ontario, Canada	9.8	9.3	9.1	6.2%	1.8%
Total	125.9	123.8	119.6	1.7%	3.5%

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Revenue Per Requisition					
Routine Testing	$37.68	$36.91	$35.96	2.1%	2.6%
Genomic and Esoteric Testing	$69.94	$71.19	$63.48	(1.8)%	12.1%
Ontario, Canada	$33.94	$33.29	$30.68	2.0%	8.5%
Total	$45.04	$44.76	$41.82	0.6%	7.0%

The increase in net sales for the three years ended December 31, 2012 has been driven primarily by acquisitions made in all years (most significantly in the second half of 2010), along with growth in the Company's managed care business, increased revenue from third parties (Medicare and Medicaid), the Company's continued shift in test mix to higher-priced genomic and esoteric tests, and growth in revenue per requisition in the Company's routine testing.

During the fourth quarter of 2012, the impact of inclement weather reduced revenue by an estimated $16.0. The increase in net sales for the year ended December 31, 2012 as compared with 2011 was driven primarily by the MEDTOX and Orchid acquisitions and by contributions from the milder winter weather experienced in the first quarter of 2012, along with positive volume growth in genomic and esoteric testing and Ontario, Canada, offset by volume losses sustained

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

in the fourth quarter of 2012 due to Super Storm Sandy. Genomic and esoteric testing volume as a percentage of total volume was 23.7% in both 2012 and 2011. Volume growth for genomic and esoteric testing was primarily due to the incremental volume from Orchid as well as growth in the NuSwab® series of women's health tests, offset by declines in histology and surgical pathology volumes. The decline in price in genomic and esoteric testing is a result of a lower mix of reproductive and histology testing. Net sales of the Ontario subsidiary were $335.0 for 2012 compared to $309.4 in 2011, an increase of $25.6, or 8.3%. Net sales of the Ontario subsidiary were negatively impacted by a stronger U.S. dollar in 2012 as compared with 2011 and a weaker dollar in 2011 compared to 2010. In Canadian dollars, net sales of the Ontario subsidiary for the twelve months ended December 31, 2012, 2011 and 2010 were CN$334.7, CN$306.0 and CN$288.5, respectively.

In 2011, the Company's 2010 acquisition of Genzyme Genetics contributed 6.8% to the overall 10.8% growth in revenue and 0.9% to the overall 3.5% growth in volume.

Cost of Sales

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Cost of sales	$3,421.7	$3,267.6	$2,906.1	4.7%	12.4%
Cost of sales as a % of sales	60.3%	59.0%	58.1%		

Cost of sales (primarily laboratory and distribution costs) increased 4.7% in 2012 as compared with 2011 primarily due to incremental costs from acquisitions including MEDTOX and Orchid and to increases in employee benefits cost. The increase in cost of sales as a percentage of net sales is primarily due to the impact of inclement weather, lower margins on acquired operations that have not yet been fully integrated as well as slower volume growth.

Cost of sales has increased over the three-year period ended December 31, 2012 primarily due to overall growth in the Company's volume, as well as increases in labor, the continued shift in test mix to higher cost genomic and esoteric testing and the impact of acquisitions. As a percentage of sales, cost of sales has increased during the three-year period ended December 31, 2012 from 58.1% in 2010 to 60.3% in 2012. The increase in 2012 cost of sales as a percentage of net sales is primarily attributable to recent acquisitions that have not been fully integrated into the Company's operating cost structure as of December 31, 2012. Cost of sales of the Ontario subsidiary contributed $16.8 and $17.4 or 0.5% and 0.6% of the increase in cost of sales in 2012 and 2011, respectively. These increases were due to continued growth in the business. Labor and testing supplies comprise over 77% of the Company's cost of sales.

Selling, General and Administrative Expenses

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Selling, general and administrative expenses	$1,114.6	$1,159.6	$1,034.3	(3.9)%	12.1%
SG&A as a % of sales	19.7%	20.9%	20.7%		

Selling, general and administrative expenses as a percentage of net sales decreased to 19.7% in 2012 compared to 20.9% in 2011. The decrease in selling, general and administrative expenses as a percentage of net sales is partially due to expense management and to efficiencies from acquired operations that are being integrated into the Company's operating cost structure. Additionally, bad debt expense decreased to 4.3% of net sales in 2012 as compared with 4.6% in 2011 primarily due to improved collection trends resulting from process improvement programs within the Company's billing department and field operations. These decreases in selling, general and administrative expenses were partially offset by $9.9 in fees from the MEDTOX acquisition recorded during 2012. Selling, general and administrative expenses of the Ontario subsidiary increased $7.1 and $6.6 or 0.6% and 0.6% of the prior year totals in 2012 and 2011, respectively. These increases were due to continued growth in the business. During 2011, the Company recorded the settlement of the Hunter Labs litigation in California for $34.5 ($49.5 settlement less previously recorded reserves of $15.0) in selling, general and administrative expenses.

Amortization of Intangibles and Other Assets

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Amortization of intangibles and other assets	$86.3	$85.8	$72.7	0.6%	18.0%

The increase in amortization of intangibles and other assets over the three-year period ended December 31, 2012 primarily reflects the impact of acquisitions closed during all three years. During 2012, the Company recorded $6.2 in accelerated amortization relating to the termination of a licensing agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Restructuring and Other Special Charges

	Years Ended December 31,		
	2012	2011	2010
Restructuring and other special charges	$25.3	$80.9	$12.0

During 2012, the Company recorded net restructuring charges of $25.3. The charges were comprised of $16.2 in severance and other personnel costs and $19.6 in facility-related costs primarily associated with the ongoing integration activities of Orchid and the Integrated Genetics Division (formerly Genzyme Genetics) and costs associated with the previously announced termination of an executive vice president. These charges were offset by the reversal of previously established reserves of $6.3 in unused severance and $4.2 in unused facility-related costs.

During 2011, the Company recorded net restructuring charges of $44.6. Of this amount, $27.4 related to severance and other personnel costs, and $22.0 primarily related to facility-related costs associated with the ongoing integration of certain acquisitions including Genzyme Genetics and Westcliff. These charges were offset by restructuring credits of $4.8, resulting from the reversal of unused severance and facility closure liabilities. In addition, the Company recorded fixed assets impairment charges of $18.9 primarily related to equipment, computer systems and leasehold improvements in closed facilities. The Company also recorded special charges of $14.8 related to the write-off of certain assets and liabilities related to an investment made in prior years, along with a $2.6 write-off of an uncollectible receivable from a past installment sale of one of the Company's lab operations.

During 2010, the Company recorded net restructuring charges of $5.8 primarily related to the closing of redundant and underutilized facilities. Of this amount, $8.0 related to severance and other employee costs for employees primarily in the affected facilities, and $3.1 related to contractual obligations associated with leased facilities and other facility-related costs. The Company also reduced its prior restructuring accruals by $5.3, comprised of $4.7 of previously recorded facility costs and $0.6 of employee severance benefits as a result of changes in cost estimates on the restructuring initiatives. In addition, the Company recorded a special charge of $6.2 related to the write-off of development costs incurred on systems abandoned during the year.

From time to time, the Company implements cost savings initiatives. These initiatives result from the integration of recently acquired businesses and from reducing the number of facilities and employees in an effort to balance the Company's cost of operations with current test volume trends while maintaining the high quality of its services that the marketplace demands. It is difficult to determine the nature, timing and extent of these activities until adequate planning has been completed and reviewed. The continuing economic downturn being experienced in the United States and globally has had an impact on the Company's volume. The Company believes that any restructuring costs which may be incurred in future periods will be more than offset by subsequent savings realized from these potential actions and that any related restructuring charges will not have a material impact on the Company's operations or liquidity.

As part of the Clearstone integration, the Company also recorded a $6.9 loss on the disposal of one of its European subsidiaries in Other, net under Other income (expenses) during 2012.

Interest Expense

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Interest expense	$94.5	$87.5	$70.0	8.0%	25.0%

The increase in interest expense for 2012 as compared with 2011 is primarily due to the issuance of $1,000.0 of senior notes in August 2012. This increase was partially offset by the settlement of approximately $155.1 of the zero-coupon subordinated notes during 2011. In addition, during December 2011, the Company replaced its existing term loan facility (the "Term Loan Facility") with a new revolving credit facility (the "Revolving Credit Facility"), which is described further in "Note 11 to Consolidated Financial Statements." The new Revolving Credit Facility had a lower effective interest rate during 2012 compared with the effective interest rate on the Term Loan Facility during 2011. Finally, there were no borrowings outstanding under the Revolving Credit Facility during the fourth quarter of 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

The increase in interest expense for 2011 as compared to 2010 is primarily due to interest incurred during 2011 in connection with the senior notes offering of $925.0 in November 2010, which was outstanding for all of 2011. Certain interest related costs decreased due to lower average borrowings outstanding during 2011 as compared with 2010 primarily due to principal payments on the prior Term Loan Facility and the settlement of approximately $155.1 of the zero-coupon subordinated notes during the year. In addition, the effective interest rate on the Term Loan Facility was lower in 2011 as compared with 2010 due to the expiration of the interest rate swap on March 31, 2011. In conjunction with the repayment and cancellation of its old credit agreement in December 2011, the Company recorded approximately $1.0 of unamortized debt costs as interest expense in the Company's Consolidated Statements of Operations. The Company recorded $7.0 of bridge financing fees in the 2010 period related to the signing of the definitive agreement to acquire Genzyme Genetics in September 2010.

Equity Method Income

	Years Ended December 31,			% Change	
	2012	2011	2010	2012	2011
Equity method income	$21.4	$9.5	$10.6	125.3%	(10.4)%

Equity method income represents the Company's ownership share in joint venture partnerships along with equity investments in other companies in the health care industry. The increase in income in 2012 compared with 2011 is primarily due to the Company's share of losses during 2011 in the Cincinnati, Ohio joint venture (liquidation initiated in the second half of 2011) and the Canada, China, Singapore and Western Europe equity method investments (acquired by the Company in the second half of 2011). In addition, in conjunction with the liquidation of one of its joint ventures, the Company recorded a $2.9 increase in equity method income during the second quarter of 2012.

Income Tax Expense

	Years Ended December 31,		
	2012	2011	2010
Income tax expense	$359.4	$333.0	$344.0
Income tax expense as a % of income before tax	38.1%	38.4%	37.6%

The effective tax rate for 2012 was favorably impacted by an increase in unrecognized income tax benefits compared to 2011, partially offset by an increase in tax on the additional investment in the Company's Canadian subsidiary. The effective tax rate for 2011 was negatively impacted by a decrease in unrecognized income tax benefits compared to 2010, the divestiture of certain Orchid paternity contracts, and foreign losses not tax effected.

Liquidity, Capital Resources and Financial Position

The Company's strong cash-generating capability and financial condition typically have provided ready access to capital markets. The Company's principal source of liquidity is operating cash flow, supplemented by proceeds from debt offerings. This cash-generating capability is one of the Company's fundamental strengths and provides substantial financial flexibility in meeting operating, investing and financing needs. The Company's senior unsecured Revolving Credit Facility is further discussed in "Note 11 to Consolidated Financial Statements."

On July 31, 2012, the Company completed its acquisition of MEDTOX for $236.4 in cash, excluding transaction fees. The acquisition was financed through borrowings from the Company's Revolving Credit Facility and cash on hand.

On August 23, 2012, the Company issued $1,000.0 in new senior notes pursuant to the Company's effective shelf registration statement on Form S-3. The new senior notes consisted of $500.0 aggregate principal amount of 2.20% Senior Notes due 2017 and $500.0 aggregate principal amount of 3.75% Senior Notes due 2022. The net proceeds were used to repay $625.0 of the outstanding borrowings under the Company's Revolving Credit Facility. The remaining proceeds are available for other general corporate purposes.

The Company believes that its cash from operations, in combination with available cash on hand and borrowing capacity, will be sufficient to satisfy its obligations in 2013. The Company's $350.0 Senior Note matured on February 1, 2013 was paid with available cash on hand and $30.0 from the Revolving Credit Facility. The Company has recently discussed its intention to increase its ratio of total debt to consolidated EBITDA over time from 2.0 to 1.0 as of December 2012 to 2.5 to 1.0. The Company believes that it

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

can achieve this through use of its Revolving Credit Facility and its ready access to debt capital markets. In the event that the Company needs additional liquidity, it believes it can readily access the debt capital markets.

Operating Activities

In 2012, the Company's operations provided $841.4 of cash, reflecting the Company's solid business results. The Company continued to focus on efforts to increase cash collections from all payers and to generate ongoing improvements to the claim submission processes. At December 31 2012, a balance sheet reclassification adjustment was made to reduce cash and accounts payable to net positive cash balances in certain accounts at one of the Company's financial institutions with outstanding checks in specific accounts with that same bank as there is a technical right of offset for cash accounts within the same bank. This adjustment included an out of period one-time correction that reduced 2012 reported operating cash flows by $34.0, which is not material to the previously reported financial statements.

The Company made contributions to the defined benefit retirement plan ("Company Plan") of $11.3, $0.0 and $0.0 in 2012, 2011 and 2010, respectively. In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the Company Plan and the PEP. Both plans have been closed to new participants. Employees participating in the Company Plan and the PEP no longer earn service-based credits, but continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") receive a minimum 3% non-elective contribution ("NEC") concurrent with each payroll period. The NEC replaces the Company match, which has been discontinued. Employees are not required to make a contribution to the 401K Plan to receive the NEC. The NEC is non-forfeitable and vests immediately. The 401K Plan also permits discretionary contributions by the Company of 1% to 3% of pay for eligible employees based on years of service. Non-elective and discretionary contributions were $49.0 in 2012, compared to $44.3 in 2011 and $40.6 in 2010.

Projected pension expense for the Company Plan and the PEP is expected to remain at $12.1 in 2013. The Company plans to make contributions of $6.5 to the Company Plan during 2013. See "Note 16 to the Consolidated Financial Statements" for a further discussion of the Company's pension and postretirement plans.

Investing Activities

Capital expenditures were $173.8, $145.7 and $126.1 for 2012, 2011 and 2010, respectively. The increase in capital spending in 2012 was related to certain integration and cost savings initiatives started by the Company. The Company expects capital expenditures of approximately $200.0 to $220.0 in 2013. The Company's projected capital expenditures are higher than historical levels due to near-term investments in facility consolidation and replacement of a major testing platform. Such expenditures are expected to be funded by cash flow from operations, as well as borrowings under the Company's Revolving Credit Facility as needed.

The Company remains committed to growing its business through strategic acquisitions and licensing agreements. The Company has invested a total of $1,650.8 over the past three years in strategic business acquisitions, including MEDTOX Scientific in 2012, Orchid in 2011 and Genzyme Genetics in 2010. These acquisitions have helped strengthen the Company's geographic presence along with expanding capabilities in the specialty testing operations. The Company believes the acquisition market remains attractive with a number of opportunities to strengthen its scientific capabilities, grow esoteric testing capabilities and increase presence in key geographic areas.

The Company has invested a total of $2.9 over the past three years in licensing new testing technologies and had $41.0 net book value of capitalized patents, licenses and technology as of December 31, 2012. While the Company continues to believe its strategy of entering into licensing and technology distribution agreements with the developers of leading-edge technologies will provide future growth in revenues, there are certain risks associated with these investments. These risks include, but are not limited to, the failure of the licensed technology to gain broad acceptance in the marketplace and/or that insurance companies, managed care organizations, or Medicare and Medicaid will not approve reimbursement for these tests at a level commensurate with the costs of running the tests. Any or all of these circumstances could result in impairment in the value of the related capitalized licensing costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Financing Activities

On December 21, 2011, the Company entered into a Credit Agreement (the "Credit Agreement") providing for the Revolving Credit Facility, a five-year $1,000.0 senior unsecured revolving credit facility with Bank of America, N.A., acting as Administrative Agent, Barclays Capital as Syndication Agent, and a group of financial institutions as lending parties. As part of the new Revolving Credit Facility, the Company repaid all of the outstanding principal balances of $318.8 on its existing term loan facility and $235.0 on its existing revolving credit facility. In conjunction with the repayment and cancellation of its old credit facility, the Company recorded approximately $1.0 of remaining unamortized debt costs as interest expense in the accompanying Consolidated Statements of Operations for the year ended December 31, 2011.

The balances outstanding on the Company's Revolving Credit Facility at December 31, 2012 and December 31, 2011 were $0.0 and $560.0, respectively. The Revolving Credit Facility bears interest at varying rates based upon a base rate or LIBOR plus (in each case) a percentage based on the Company's debt rating with Standard & Poor's and Moody's Rating Services. The Revolving Credit Facility is classified as long-term debt due to the expiration date of the agreement on December 21, 2016.

The Revolving Credit Facility is available for general corporate purposes, including working capital, capital expenditures, acquisitions, funding of share repurchases and other restricted payments permitted under the Credit Agreement. The Credit Agreement also contains limitations on aggregate subsidiary indebtedness and a debt covenant that requires that the Company maintain on the last day of any period of four consecutive fiscal quarters, in each case taken as one accounting period, a ratio of total debt to consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) of not more than 3.0 to 1.0. The Company was in compliance with all covenants in the Credit Agreement at December 31, 2012. As of December 31, 2012, the ratio of total debt to consolidated EBITDA was 2.0 to 1.0.

As of December 31, 2012, the effective interest rate on the Revolving Credit Facility was 1.2%.

On August 23, 2012, the Company issued $1,000.0 in new senior notes pursuant to the Company's effective shelf registration statement on Form S-3. The new senior notes consisted of $500.0 aggregate principal amount of 2.20% Senior Notes due 2017 and $500.0 aggregate principal amount of 3.75% Senior Notes due 2022. The net proceeds were used to repay $625.0 of the outstanding borrowings under the Company's Revolving Credit Facility. The remaining proceeds are available for other general corporate purposes.

The Senior Notes due 2017 and Senior Notes due 2022 bear interest at the rate of 2.20% per annum and 3.75% per annum, respectively, payable semi-annually on February 23 and August 23 of each year, commencing February 23, 2013.

On October 28, 2010, in conjunction with the acquisition of Genzyme Genetics, the Company entered into a $925.0 Bridge Term Loan Credit Agreement, among the Company, the lenders named therein and Citibank, N.A., as administrative agent (the "Bridge Facility"). The Company replaced and terminated the Bridge Facility in November 2010 by making an offering in the debt capital markets. On November 19, 2010, the Company sold $925.0 in debt securities, consisting of $325.0 aggregate principal amount of 3.125% Senior Notes due May 15, 2016 and $600.0 aggregate principal amount of 4.625% Senior Notes due November 15, 2020. Beginning on May 15, 2011, interest on the Senior Notes due 2016 and 2020 is payable semi-annually on May 15 and November 15. On December 1, 2010, the acquisition of Genzyme Genetics was funded by the proceeds from the issuance of these Notes ($915.4) and with cash on hand.

During 2012, the Company purchased $516.5 of its stock representing 5.9 shares. As of December 31, 2012, the Company had remaining outstanding authorization from the Board of Directors to purchase $68.0 of Company common stock. On February 8, 2013, the Company announced the Board of Directors authorized the purchase of $1,000.0 of additional shares of the Company's common stock.

During 2012, the Company settled notices to convert $9.8 aggregate principal amount at maturity of its zero-coupon subordinated notes with a conversion value of $12.0. The total cash used for these settlements was $8.2 and the Company also issued forty-one thousand additional shares of common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

On September 12, 2012, the Company announced that for the period of September 12, 2012 to March 11, 2013, the zero-coupon subordinated notes will accrue contingent cash interest at a rate of no less than 0.125% of the average market price of a zero-coupon subordinated note for the five trading days ended September 7, 2012, in addition to the continued accrual of the original issue discount.

On January 2, 2013, the Company announced that its zero-coupon subordinated notes may be converted into cash and common stock at the conversion rate of 13.4108 per $1,000 principal amount at maturity of the notes, subject to the terms of the zero-coupon subordinated notes and the Indenture, dated as of October 24, 2006 between the Company and The Bank of New York Mellon, as trustee and conversion agent. In order to exercise the option to convert all or a portion of the zero-coupon subordinated notes, holders are required to validly surrender their zero-coupon subordinated notes at any time during the calendar quarter beginning January 1, 2013, through the close of business on the last business day of the calendar quarter, which is 5:00 p.m., New York City time, on Friday, March 29, 2013. If notices of conversion are received, the Company plans to settle the cash portion of the conversion obligation with cash on hand and/or borrowings under the revolving credit facility.

Credit Ratings

The Company's debt ratings of Baa2 from Moody's and BBB from Standard & Poor's contribute to its ability to access capital markets.

Contractual Cash Obligations

	Payments Due by Period				
	Total	2013	2014-2015	2016-2017	2018 and thereafter
Operating lease obligations	$ 583.8	$166.9	$228.4	$ 100.8	$ 87.7
Contingent future licensing payments[a]	21.9	5.1	9.1	6.1	1.6
Minimum royalty payments	10.3	2.0	3.5	3.2	1.6
Zero-coupon subordinated notes[b]	130.0	130.0	–	–	–
Scheduled interest payments on Senior Notes	530.7	83.3	163.4	115.6	168.4
Revolving credit facility	–	–	–	–	–
Long-term debt, other than revolving credit facility	2,525.0	350.0	250.0	825.0	1,100.0
Total contractual cash obligations[c][d]	$3,801.7	$737.3	$654.4	$1,050.7	$1,359.3

(a) Contingent future licensing payments will be made if certain events take place, such as the launch of a specific test, the transfer of certain technology, and when specified revenue milestones are met.

(b) As announced by the Company on January 2, 2013, holders of the zero-coupon subordinated notes may choose to convert their notes during the first quarter of 2013 subject to terms as defined in the note agreement. See "Note 11 to Consolidated Financial Statements" and "Credit Ratings" above for further information regarding the Company's zero-coupon subordinated notes.

(c) The table does not include obligations under the Company's pension and postretirement benefit plans, which are included in "Note 16 to Consolidated Financial Statements." Benefits under the Company's postretirement medical plan are made when claims are submitted for payment, the timing of which is not practicable to estimate.

(d) The table does not include the Company's reserves for unrecognized tax benefits. The Company had a $46.2 and $63.5 reserve for unrecognized tax benefits, including interest and penalties, at December 31, 2012 and 2011, respectively, which is included in "Note 13 to Consolidated Financial Statements." Substantially all of these tax reserves are classified in other long-term liabilities in the Company's Consolidated Balance Sheets at December 31, 2012 and 2011.

Off-Balance Sheet Arrangements

The Company does not have transactions or relationships with "special purpose" entities, and the Company does not have any off-balance sheet financing other than normal operating leases.

Other Commercial Commitments

As of December 31, 2012, the Company provided letters of credit aggregating approximately $37.4, primarily in connection with certain insurance programs. Letters of credit provided by the Company are secured by the Company's Revolving Credit Facility and are renewed annually, around mid-year.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

The partnership units of the holders of the noncontrolling interest in the Company's Ontario, Canada ("Ontario") subsidiary were acquired by the Company on February 8, 2010 for $137.5. On February 17, 2010, the Company completed a transaction to sell the units acquired from the previous noncontrolling interest holder to a new Canadian partner for the same price. As a result of this transaction, the Company recorded a component of noncontrolling interest in other liabilities and a component in mezzanine equity. Upon the completion of these two transactions, the Company's financial ownership percentage in its Ontario subsidiary remained unchanged at 85.6%. Concurrent with the sale to the new partner, the partnership agreement for the Ontario subsidiary was amended and restated with substantially the same terms as the previous agreement.

On October 14, 2011, the Company issued notice to a noncontrolling interest holder in its Ontario subsidiary of its intent to purchase the holder's partnership units in accordance with the terms of the joint venture's partnership agreement. On November 28, 2011, this purchase was completed for a total purchase price of CN$151.7 as outlined in the partnership agreement (CN$147.8 plus certain adjustments relating to cash distribution hold backs made to finance recent business acquisitions and capital expenditures). The purchase of these additional partnership units brings the Company's percentage interest owned to 98.2%.

The contractual value of the remaining noncontrolling interest put totals $20.7 at December 31, 2012. At December 31, 2012 and 2011, $20.7 and $20.2, respectively, have been classified as mezzanine equity in the Company's consolidated balance sheet.

Based on current and projected levels of operations, coupled with availability under its Revolving Credit Facility, the Company believes it has sufficient liquidity to meet both its anticipated short-term and long-term cash needs; however, the Company continually reassesses its liquidity position in light of market conditions and other relevant factors.

New Accounting Pronouncements

In June 2011, the FASB issued authoritative guidance on the presentation of comprehensive income. Specifically, this literature requires an entity to present components of net earnings and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The authoritative guidance eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders' equity. While the authoritative guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net earnings or other comprehensive income under current accounting guidance. The Company adopted this guidance during the first quarter of 2012 and elected to present comprehensive income in two separate, but consecutive statements and has applied the new presentation to the prior period presented. The adoption of this authoritative guidance in the first quarter of fiscal 2012 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued an amendment to existing guidance regarding the reporting of amounts reclassified out of accumulated other comprehensive income. The amendment requires an entity to present information about reclassification adjustments from accumulated other comprehensive income in its annual financial statements in a single note or on the face of the financial statements. The amendment is effective prospectively for reporting periods beginning after December 15, 2012. We do not expect this amendment to have a significant impact on the Company's Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. While the Company believes these estimates are reasonable and consistent, they are by their very nature, estimates of amounts that will depend on future events. Accordingly, actual results could differ from these estimates. The Company's Audit Committee periodically reviews the Company's significant accounting policies. The Company's critical accounting policies arise in conjunction with the following:

- Revenue recognition and allowance for doubtful accounts;
- Pension expense;
- Accruals for self insurance reserves;
- Income taxes; and
- Goodwill and Indefinite-Lived Assets

Revenue Recognition and Allowance for Doubtful Accounts

Revenue is recognized for services rendered when the testing process is complete and test results are reported to the ordering physician. The Company's sales are generally billed to three types of payers – clients, patients and third parties such as managed care companies, Medicare and Medicaid. For clients, sales are recorded on a fee-for-service basis at the Company's client list price, less any negotiated discount. Patient sales are recorded at the Company's patient fee schedule, net of any discounts negotiated with physicians on behalf of their patients. The Company bills third-party payers in two ways – fee-for-service and capitated agreements. Fee-for-service third-party payers are billed at the Company's patient fee schedule amount, and third-party revenue is recorded net of contractual discounts. These discounts are recorded at the transaction level at the time of sale based on a fee schedule that is maintained for each third-party payer. The majority of the Company's third-party sales are recorded using an actual or contracted fee schedule at the time of sale. For the remaining third-party sales, estimated fee schedules are maintained for each payer. Adjustments to the estimated payment amounts are recorded at the time of final collection and settlement of each transaction as an adjustment to revenue. These adjustments are not material to the Company's results of operations in any period presented. The Company periodically adjusts these estimated fee schedules based upon historical payment trends. Under capitated agreements with managed care companies, the Company recognizes revenue based on a negotiated monthly contractual rate for each member of the managed care plan regardless of the number or cost of services performed.

The Company has a formal process to estimate and review the collectibility of its receivables based on the period of time they have been outstanding. Bad debt expense is recorded within selling, general and administrative expenses as a percentage of sales considered necessary to maintain the allowance for doubtful accounts at an appropriate level. The Company's process for determining the appropriate level of the allowance for doubtful accounts involves judgment, and considers such factors as the age of the underlying receivables, historical and projected collection experience, and other external factors that could affect the collectibility of its receivables. Accounts are written off against the allowance for doubtful accounts based on the Company's write-off policy (e.g., when they are deemed to be uncollectible). In the determination of the appropriate level of the allowance, accounts are progressively reserved based on the historical timing of cash collections relative to their respective aging categories within the Company's receivables. These collection and reserve processes, along with the close monitoring of the billing process, help reduce the risks of material revisions to reserve estimates resulting from adverse changes in collection or reimbursement experience.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

The following table presents the percentage of the Company's net accounts receivable outstanding by aging category at December 31, 2012 and 2011:

Days Outstanding	2012	2011
0 – 30	48.9%	51.2%
31 – 60	18.6%	17.2%
61 – 90	11.7%	10.2%
91 – 120	6.5%	7.7%
121 – 150	3.9%	4.2%
151 – 180	3.3%	3.1%
181 – 270	6.1%	5.3%
271 – 360	0.8%	0.8%
Over 360	0.2%	0.2%

The above table excludes the percentage of net accounts receivable outstanding by aging category for the Ontario subsidiary, Clearstone and Orchid. The Company believes that including the agings for these foreign operations would not be representative of the majority of the accounts receivable by aging category for the Company.

Pension Expense

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the Company Plan and the PEP. Both plans have been closed to new participants. Employees participating in the Company Plan and the PEP no longer earn service-based credits, but continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") receive a minimum 3% non-elective contribution ("NEC") concurrent with each payroll period. The 401K Plan also permits discretionary contributions by the Company of 1% to 3% of pay for eligible employees based on service.

The Company Plan covers substantially all employees hired prior to December 31, 2009. The benefits to be paid under the Company Plan are based on years of credited service through December 31, 2009, interest credits and average compensation. The Company also has the PEP which covers its senior management group. Prior to 2010, the PEP provided for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation.

The Company's net pension cost is developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis at the beginning of each year. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in pension costs may occur in the future due to changes in these assumptions. The key assumptions used in accounting for the defined benefit retirement plans were a 3.95% discount rate and a 7.0% expected long-term rate of return on plan assets as of December 31, 2012.

Discount Rate

The Company evaluates several approaches toward setting the discount rate assumption that is used to value the benefit obligations of its retirement plans. At year-end, priority was given to use of the Towers Watson Bond:Link model, which simulates the purchase of investment-grade corporate bonds at current market yields with principal amounts and maturity dates closely matching the Company's projected cash disbursements from its plans. This completed model represents the yields to maturity that the Company could theoretically settle its plan obligations at year end. The weighted-average yield on the modeled bond portfolio is then used to form the discount rate assumption used for each retirement plan. A one percentage point decrease or increase in the discount rate would have resulted in a respective increase or decrease in 2012 retirement plan expense of $2.7.

Return on Plan Assets

In establishing its expected return on plan assets assumption, the Company reviews its asset allocation and develops return assumptions based on different asset classes adjusting for plan operating expenses. Actual asset over/under performance compared to expected returns will respectively decrease/increase unrecognized loss. The change in the unrecognized loss will change amortization cost in upcoming periods. A one percentage point increase or decrease in the expected return on plan assets would have resulted in a corresponding change in 2012 pension expense of $2.4.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Net pension cost for 2012 was $12.1 as compared with $8.6 in 2011 and $9.6 in 2010. The increase in pension expense in 2012 was due to increases in the amount of net amortization and deferral as a result of lower discount rates and a 25 basis points decrease in the expected return on assets as a result of declines in asset market values in 2011. Projected pension expense for the Company Plan and the PEP is expected to remain at $12.1 in 2013.

Further information on the Company's defined benefit retirement plan is provided in Note 16 to the consolidated financial statements.

Accruals for Self-insurance Reserves

Accruals for self-insurance reserves (including workers' compensation, auto and employee medical) are determined based on a number of assumptions and factors, including historical payment trends and claims history, actuarial assumptions and current and estimated future economic conditions. These estimated liabilities are not discounted.

The Company is self-insured (up to certain limits) for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company maintains excess insurance which limits the Company's maximum exposure on individual claims. The Company estimates a liability that represents the ultimate exposure for aggregate losses below those limits. The liability is discounted and is based on actuarial assumptions and factors for known and incurred but not reported claims, including the frequency and payment trends of historical claims.

If actual trends differ from these estimates, the financial results could be impacted. Historical trends have not differed materially from these estimates.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.

Goodwill and Indefinite-Lived Assets

The Company assesses goodwill and indefinite-lived intangibles for impairment at least annually and more frequently if triggering events occur. The timing of the Company's annual impairment testing is the end of the fiscal year. Step One of the impairment test includes the estimation of the fair value of the reporting unit as compared to the book value of the reporting unit. If Step One indicates potential impairment, the second step is performed to measure the amount of the impairment. The Company relies on a number of factors to determine fair value such as publicly available information regarding the market capitalization of the Company as well as operating results, business plans, and present value techniques. There are inherent uncertainties related to these factors, and judgment in applying them. The assumptions underlying the impairment analysis may change in such a manner that impairment in value may occur in the future. Such impairment will be recognized in the period in which it becomes known.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Forward-Looking Statements

The Company has made in this report, and from time to time may otherwise make in its public filings, press releases and discussions by Company management, forward-looking statements concerning the Company's operations, performance and financial condition, as well as its strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties and the Company claims the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere herein and in the Company's other public filings, press releases and discussions with Company management, including:

1. changes in federal, state, local and third-party payer regulations or policies or other future reforms in the health care system (or in the interpretation of current regulations), new insurance or payment systems, including state or regional insurance cooperatives (Health Insurance Exchanges), new public insurance programs or a single-payer system, affecting governmental and third-party coverage or reimbursement for clinical laboratory testing;
2. adverse results from investigations or audits of clinical laboratories by the government, which may include significant monetary damages, refunds and/or exclusion from the Medicare and Medicaid programs;
3. loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or interpretations of, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid, the False Claims Act or other federal, state or local agencies;
4. failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act, which may result in penalties and loss of licensure;
5. failure to comply with HIPAA, including changes to federal and state privacy and security obligations and changes to HIPAA, including those changes included within HITECH and any subsequent amendments, which could result in increased costs, denial of claims and/or significant penalties;
6. failure to maintain the security of business information or systems could damage the Company's reputation, cause it to incur substantial additional costs and to become subject to litigation;
7. failure of the Company, third-party payers or physicians to comply with the ICD-10-CM Code Set by the compliance date of October 1, 2014, could negatively impact the Company's reimbursement, cash collections, DSO and profitability;
8. increased competition, including competition from companies that do not comply with existing laws or regulations or otherwise disregard compliance standards in the industry;
9. increased price competition, competitive bidding for laboratory tests and/or changes or reductions to fee schedules;
10. changes in payer mix, including an increase in capitated reimbursement mechanisms or the impact of a shift to consumer-driven health plans;
11. failure to obtain and retain new customers or a reduction in tests ordered or specimens submitted by existing customers;
12. failure to retain or attract managed care business as a result of changes in business models, including new risk based or network approaches, or other changes in strategy or business models by managed care companies;
13. failure to effectively integrate and/or manage newly acquired businesses and the cost related to such integrations;
14. adverse results in litigation matters;

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

15. inability to attract and retain experienced and qualified personnel;
16. business interruption, increased costs, and other adverse effects on the Company's operations due to the unionization of employees, union strikes, work stoppages, or general labor unrest;
17. failure to maintain the Company's days sales outstanding and/or bad debt expense levels;
18. decrease in the Company's credit ratings by Standard & Poor's and/or Moody's;
19. discontinuation or recalls of existing testing products;
20. failure to develop or acquire licenses for new or improved technologies, or if customers use new technologies to perform their own tests;
21. inability to commercialize newly licensed tests or technologies or to obtain appropriate coverage or reimbursement for such tests, which could result in impairment in the value of certain capitalized licensing costs;
22. failure to identify and successfully close and integrate strategic acquisition targets;
23. changes in government regulations or policies, including regulations and policies of the Food and Drug Administration, affecting the approval, availability of, and the selling and marketing of diagnostic tests;
24. inability to obtain and maintain adequate patent and other proprietary rights for protection of the Company's products and services and successfully enforce the Company's proprietary rights;
25. the scope, validity and enforceability of patents and other proprietary rights held by third parties which might have an impact on the Company's ability to develop, perform, or market the Company's tests or operate its business;
26. failure in the Company's information technology systems resulting in an increase in testing turnaround time or billing processes or the failure to meet future regulatory or customer information technology, data security and connectivity requirements;
27. failure of the Company's financial information systems resulting in failure to meet required financial reporting deadlines;
28. failure of the Company's disaster recovery plans to provide adequate protection against the interruption of business and/or to permit the recovery of business operations;
29. business interruption or other impact on the business due to adverse weather (including hurricanes), fires and/or other natural disasters, terrorism or other criminal acts, and/or widespread outbreak of influenza or other pandemic illness;
30. liabilities that result from the inability to comply with corporate governance requirements;
31. significant deterioration in the economy or financial markets which could negatively impact the Company's testing volumes, cash collections and the availability of credit for general liquidity or other financing needs;
32. changes in reimbursement by foreign governments and foreign currency fluctuations; and
33. expenses and risks associated with international operations, including but not limited to compliance with the Foreign Corrupt Practices Act, the U.K. Bribery Act, as well as laws and regulations that differ from those of the United States, and economic, political, legal and other operational risks associated with foreign markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Quantitative and Qualitative Disclosure About Market Risk

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that includes, from time to time, the use of derivative financial instruments such as interest rate swap agreements. Although, as set forth below, the Company's zero-coupon subordinated notes contain features that are considered to be embedded derivative instruments, the Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

The Company's zero-coupon subordinated notes contain the following two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities:

1. The Company will pay contingent cash interest on the zero-coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2. Holders may surrender zero-coupon subordinated notes for conversion during any period in which the rating assigned to the zero-coupon subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Borrowings under the Company's revolving credit facility are subject to variable interest rates, unless fixed through interest rate swaps or other agreements.

The Company's Ontario, Canada consolidated joint venture operates in Canada and, accordingly, the earnings and cash flows generated from the Ontario operations are subject to foreign currency exchange risk.

The Company's wholly owned subsidiary, Clearstone Central Laboratories, has operations in China and Singapore and, accordingly the earnings and cash flows generated from these operations are subject to foreign currency risk.

The Company's wholly owned subsidiary, Orchid, has operations in the United Kingdom and, accordingly the earnings and cash flows generated from Orchid's United Kingdom operation are subject to foreign currency risk.

The Alberta, Canada joint venture partnership operates in Canada and remits the Company's share of partnership income in Canadian dollars. Accordingly, the cash flow received from this affiliate is subject to foreign currency exchange risk.

Report of Management on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

The internal control over financial reporting at the Company was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Management based this assessment on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, the Company's management determined that, as of December 31, 2012, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of the Company included in this annual report, also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 as stated in its report, which is included herein immediately preceding the Company's audited financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Laboratory Corporation of America Holdings:

In our opinion, the consolidated balance sheets and related consolidated statements of operations, comprehensive earnings, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Laboratory Corporation of America Holdings and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 26, 2013

Consolidated Balance Sheets

(In Millions)	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 466.8	$ 159.3
Accounts receivable, net of allowance for doubtful accounts of $191.5 and $197.6 at December 31, 2012 and 2011, respectively	718.5	699.8
Supplies inventories	121.0	110.8
Prepaid expenses and other	74.6	79.6
Deferred income taxes	10.9	10.5
Total current assets	1,391.8	1,060.0
Property, plant and equipment, net	630.8	578.3
Goodwill, net	2,901.7	2,681.8
Intangible assets, net	1,667.7	1,620.7
Joint venture partnerships and equity method investments	78.1	76.8
Other assets, net	124.9	94.2
Total assets	$6,795.0	$6,111.8
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 236.9	$ 257.8
Accrued expenses and other	311.6	339.3
Short-term borrowings and current portion of long-term debt	480.0	135.5
Total current liabilities	1,028.5	732.6
Long-term debt, less current portion	2,175.0	2,085.5
Deferred income taxes and other tax liabilities	546.0	477.9
Other liabilities	307.4	292.1
Total liabilities	4,056.9	3,588.1
Commitments and contingent liabilities		
Noncontrolling interest	20.7	20.2
Shareholders' equity		
Common stock, 93.5 and 97.8 shares outstanding at December 31, 2012 and 2011, respectively	11.3	11.7
Additional paid-in capital	–	–
Retained earnings	3,588.5	3,387.2
Less common stock held in treasury	(951.8)	(940.9)
Accumulated other comprehensive income	69.4	45.5
Total shareholders' equity	2,717.4	2,503.5
Total liabilities and shareholders' equity	$6,795.0	$6,111.8

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In Millions, Except Per Share Data)	Years Ended December 31, 2012	2011	2010
Net sales	$5,671.4	$5,542.3	$5,003.9
Cost of sales	3,421.7	3,267.6	2,906.1
Gross profit	2,249.7	2,274.7	2,097.8
Selling, general and administrative expenses	1,114.6	1,159.6	1,034.3
Amortization of intangibles and other assets	86.3	85.8	72.7
Restructuring and other special charges	25.3	80.9	12.0
Operating income	1,023.5	948.4	978.8
Other income (expenses):			
Interest expense	(94.5)	(87.5)	(70.0)
Equity method income, net	21.4	9.5	10.6
Investment income	1.0	1.3	1.1
Other, net	(7.2)	(5.6)	(4.9)
Earnings before income taxes	944.2	866.1	915.6
Provision for income taxes	359.4	333.0	344.0
Net earnings	584.8	533.1	571.6
Less: Net earnings attributable to the noncontrolling interest	(1.7)	(13.4)	(13.4)
Net earnings attributable to Laboratory Corporation of America Holdings	$ 583.1	$ 519.7	$ 558.2
Basic earnings per common share	$ 6.09	$ 5.20	$ 5.42
Diluted earnings per common share	$ 5.99	$ 5.11	$ 5.29

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Earnings

(In Millions, Except Per Share Data)	Years Ended December 31, 2012	2011	2010
Net earnings	$584.8	$533.1	$571.6
Foreign currency translation adjustments	31.3	(13.2)	41.3
Interest rate swap adjustments	–	2.4	8.2
Net benefit plan adjustments	7.3	(57.5)	(8.3)
Other comprehensive earnings (loss) before tax	38.6	(68.3)	41.2
Provision for income tax related to items of comprehensive earnings	(14.7)	25.3	(14.2)
Other comprehensive earnings (loss), net of tax	23.9	(43.0)	27.0
Comprehensive earnings	608.7	490.1	598.6
Less: Net earnings attributable to the noncontrolling interest	(1.7)	(13.4)	(13.4)
Net earnings attributable to Laboratory Corporation of America Holdings	$607.0	$476.7	$585.2

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(In Millions)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2009	$12.5	$ 36.7	$2,927.9	$ (932.5)	$61.5	$2,106.1
Net earnings attributable to Laboratory Corporation of America Holdings	–	–	558.2	–	–	558.2
Other comprehensive earnings, net of tax	–	–	–	–	27.0	27.0
Issuance of common stock under employee stock plans	0.2	83.0	–	–	–	83.2
Surrender of restricted stock and performance share awards	–	–	–	(2.4)	–	(2.4)
Conversion of zero-coupon convertible debt	–	1.1	–	–	–	1.1
Stock compensation	–	40.0	–	–	–	40.0
Value of noncontrolling interest put	–	(17.2)	–	–	–	(17.2)
Income tax benefit from stock options exercised	–	7.8	–	–	–	7.8
Purchase of common stock	(0.5)	(97.5)	(239.5)	–	–	(337.5)
Balance at December 31, 2010	$12.2	$ 53.9	$3,246.6	$ (934.9)	$88.5	$2,466.3
Net earnings attributable to Laboratory Corporation of America Holdings	–	–	519.7	–	–	519.7
Other comprehensive earnings, net of tax	–	–	–	–	(43.0)	(43.0)
Issuance of common stock under employee stock plans	0.1	117.9	–	–	–	118.0
Surrender of restricted stock and performance share awards	–	–	–	(6.0)	–	(6.0)
Conversion of zero-coupon convertible debt	0.1	36.1	–	–	–	36.2
Stock compensation	–	48.9	–	–	–	48.9
Purchase of noncontrolling interest	–	(3.7)	–	–	–	(3.7)
Income tax benefit from stock options exercised	–	11.0	–	–	–	11.0
Purchase of common stock	(0.7)	(264.1)	(379.1)	–	–	(643.9)
Balance at December 31, 2011	$11.7	$ –	$3,387.2	$ (940.9)	$45.5	$2,503.5
Net earnings attributable to Laboratory Corporation of America Holdings	–	–	583.1	–	–	583.1
Other comprehensive earnings, net of tax	–	–	–	–	23.9	23.9
Issuance of common stock under employee stock plans	0.1	85.1	–	–	–	85.2
Surrender of restricted stock and performance share awards	–	–	–	(10.9)	–	(10.9)
Stock compensation	–	40.7	–	–	–	40.7
Income tax benefit from stock options exercised	–	8.4	–	–	–	8.4
Purchase of common stock	(0.5)	(134.2)	(381.8)	–	–	(516.5)
Balance at December 31, 2012	$11.3	$ –	$3,588.5	$(951.8)	$69.4	$2,717.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In Millions)	Years Ended December 31, 2012	2011	2010
Cash Flows From Operating Activities:			
Net earnings	$ 584.8	$ 533.1	$ 571.6
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	229.8	231.4	203.6
Stock compensation	40.7	48.9	40.0
Loss on sale of assets	5.5	7.2	4.1
Accrued interest on zero-coupon subordinated notes	2.7	3.9	5.8
Cumulative earnings less than (in excess of) distributions from equity method investments	(0.4)	1.4	6.3
Deferred income taxes	53.3	2.2	12.9
Change in assets and liabilities (net of effects of acquisitions):			
(Increase) decrease in accounts receivable (net)	0.6	(37.1)	(25.3)
Increase in inventories	(6.3)	(6.1)	(5.8)
(Increase) decrease in prepaid expenses and other	7.1	9.8	(13.5)
Increase (decrease) in accounts payable	(30.0)	(8.7)	50.1
Increase (decrease) in accrued expenses and other	(46.4)	69.6	33.8
Net cash provided by operating activities	841.4	855.6	883.6
Cash Flows From Investing Activities:			
Capital expenditures	(173.8)	(145.7)	(126.1)
Proceeds from sale of assets	3.2	3.7	4.8
Deferred payments on acquisitions	(2.9)	(1.0)	(4.5)
Acquisition of licensing technology	(2.5)	–	(0.4)
Investments in equity affiliates	(26.0)	–	(10.0)
Acquisition of businesses, net of cash acquired	(332.2)	(137.3)	(1,181.3)
Net cash used for investing activities	(534.2)	(280.3)	(1,317.5)
Cash Flows From Financing Activities:			
Proceeds from senior notes offerings	1,000.0	–	925.0
Proceeds from revolving credit facilities	305.0	880.0	160.0
Payments on revolving credit facilities	(865.0)	(320.0)	(235.0)
Principal payments on term loan	–	(375.0)	(50.0)
Payments on zero-coupon subordinated notes	(8.2)	(155.1)	(11.4)
Payments on vendor-financed equipment	–	–	(1.3)
Payments on long-term debt	–	(0.9)	(0.1)
Payment of debt issuance costs	(8.9)	(3.6)	(9.7)
Proceeds from sale of interest in a consolidated subsidiary	–	–	137.5
Cash paid to acquire an interest in a consolidated subsidiary	–	(147.9)	(137.5)
Noncontrolling interest distributions	(1.2)	(7.4)	(12.6)
Excess tax benefits from stock based compensation	8.2	10.4	5.1
Net proceeds from issuance of stock to employees	85.8	118.4	83.4
Purchase of common stock	(516.5)	(643.9)	(338.1)
Net cash provided by (used for) financing activities	(0.8)	(645.0)	515.3
Effect of exchange rate changes on cash and cash equivalents	1.1	(1.7)	0.8
Net increase (decrease) in cash and cash equivalents	307.5	(71.4)	82.2
Cash and cash equivalents at beginning of period	159.3	230.7	148.5
Cash and cash equivalents at end of period	$ 466.8	$ 159.3	$ 230.7

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

1. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

Laboratory Corporation of America Holdings with its subsidiaries (the "Company") is the second largest independent clinical laboratory company in the United States based on 2012 net revenues. Through a national network of laboratories, the Company offers a broad range of testing services used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche operations based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

Since its founding in 1971, the Company has grown into a network of 50 primary laboratories and over 1,800 patient service centers along with a network of branches and STAT laboratories. With over 34,000 employees, the Company processes tests on approximately 470,000 patient specimens daily and provides clinical laboratory testing services in all 50 states, the District of Columbia, Puerto Rico, Belgium, Japan, the United Kingdom, China, Singapore and three provinces in Canada. The Company operates within one reportable segment based on the way the Company manages its business.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries for which it exercises control. Long-term investments in affiliated companies in which the Company exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which the Company does not exercise significant influence (generally, when the Company has an investment of less than 20% and no representation on the investee's board of directors) are accounted for using the cost method. All significant intercompany transactions and accounts have been eliminated. The Company does not have any variable interest entities or special purpose entities whose financial results are not included in the consolidated financial statements.

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive income."

Revenue Recognition

Sales are recognized on the accrual basis at the time test results are reported, which approximates when services are provided. Services are provided to certain patients covered by various third-party payer programs including various managed care organizations, as well as the Medicare and Medicaid programs. Billings for services under third-party payer programs are included in sales net of allowances for contractual discounts and allowances for differences between the amounts billed and estimated program payment amounts. Adjustments to the estimated payment amounts based on final settlement with the programs are recorded upon settlement as an adjustment to revenue. In 2012, 2011 and 2010, approximately 17.6%, 19.0% and 19.4%, respectively, of the Company's revenues were derived directly from the Medicare and Medicaid programs. The Company has capitated agreements with certain managed care customers and recognizes related revenue based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the number or cost of services provided by the Company. In 2012, 2011 and 2010, approximately 3.0%, 2.9% and 3.1%, respectively, of the Company's revenues were derived from such capitated agreements.

The Company's net sales are comprised of the following:

	Years Ended December 31,		
Net sales	2012	2011	2010
Routine Testing	$3,246.6	$3,143.9	$2,995.4
Genomic and Esoteric Testing	2,089.8	2,089.0	1,728.5
Ontario, Canada	335.0	309.4	280.0
Total	$5,671.4	$5,542.3	$5,003.9

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts, deferred tax assets, fair values and amortization lives for intangible assets and accruals for self-insurance reserves and pensions. The allowance for doubtful accounts is determined based on historical collections trends, the aging of accounts, current economic conditions and regulatory changes. Actual results could differ from those estimates.

Notes to Consolidated Financial Statements

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with various major financial institutions. The total cash balances on deposit that exceeded the balances insured by the F.D.I.C., were approximately $82.8 at December 31, 2012. Cash equivalents at December 31, 2012, totaled $388.1, which includes amounts invested in money market funds, time deposits, municipal, treasury and government funds. Cash and cash equivalents include $13.6 restricted cash on deposit in an escrow account for an acquisition in Canada that closed in January 2013.

Substantially all of the Company's accounts receivable are with companies in the health care industry and individuals. However, concentrations of credit risk are limited due to the number of the Company's clients as well as their dispersion across many different geographic regions.

Accounts receivable balances (gross) from Medicare and Medicaid were $121.1 and $138.3 at December 31, 2012 and 2011, respectively.

Earnings per Share

Basic earnings per share is computed by dividing net earnings attributable to Laboratory Corporation of America Holdings by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings including the impact of dilutive adjustments by the weighted average number of common shares outstanding plus potentially dilutive shares, as if they had been issued at the earlier of the date of issuance or the beginning of the period presented. Potentially dilutive common shares result primarily from the Company's outstanding stock options, restricted stock awards, performance share awards, and shares issuable upon conversion of zero-coupon subordinated notes.

The following represents a reconciliation of basic earnings per share to diluted earnings per share:

	2012			2011			2010		
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share	$583.1	95.7	$6.09	$519.7	100.0	$5.20	$558.2	103.0	$5.42
Stock options	–	0.8		–	0.9		–	0.6	
Restricted stock awards and other	–	0.3		–	0.3		–	0.3	
Effect of convertible debt, net of tax	–	0.6		–	0.6		–	1.5	
Diluted earnings per share	$583.1	97.4	$5.99	$519.7	101.8	$5.11	$558.2	105.4	$5.29

The following table summarizes the potential common shares not included in the computation of diluted earnings per share because their impact would have been antidilutive:

	Years Ended December 31,		
	2012	2011	2010
Stock options	2.4	1.3	2.7

Notes to Consolidated Financial Statements

Stock Compensation Plans

The Company measures stock compensation cost for all equity awards at fair value on the date of grant and recognizes compensation expense over the service period for awards expected to vest. The fair value of restricted stock awards and performance shares is determined based on the number of shares granted and the quoted price of the Company's common stock on grant date. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of equity awards that will ultimately vest requires judgment and the Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision. Actual results and future estimates may differ substantially from the Company's current estimates.

See Note 14 for assumptions used in calculating compensation expense for the Company's stock compensation plans.

Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits, and other money market instruments, which have original maturities of three months or less. At December 31, 2012, a balance sheet reclassification adjustment was made to reduce cash and accounts payable to net positive cash balances in certain accounts at one of the Company's financial institutions with outstanding checks in specific accounts with that same bank as there is a technical right of offset for cash accounts within the same bank. This adjustment included an out of period one time correction that reduced 2012 reported operating cash flows by $34.0, which is not material to the previously reported financial statements.

Inventories

Inventories, consisting primarily of purchased laboratory and client supplies, are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation and amortization expense is computed on all classes of assets based on their estimated useful lives, as indicated below, using the straight-line method.

	Years
Buildings and building improvements	10-35
Machinery and equipment	3-10
Furniture and fixtures	5-10
Software	3-10

Leasehold improvements and assets held under capital leases are amortized over the shorter of their estimated useful lives or the term of the related leases. Expenditures for repairs and maintenance are charged to operations as incurred. Retirements, sales and other disposals of assets are recorded by removing the cost and accumulated depreciation from the related accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Capitalized Software Costs

The Company capitalizes purchased software which is ready for service and capitalizes software development costs incurred on significant projects starting from the time that the preliminary project stage is completed and the Company commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include direct material and service costs and payroll and payroll-related costs. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

Long-Lived Assets

Goodwill and indefinite-lived intangibles are evaluated for impairment by applying a fair value based test on an annual basis and more frequently if events or changes in circumstances indicate that the asset might be impaired. The timing of the Company's annual impairment testing is the end of the fiscal year. Step One of the impairment test includes the estimation of the fair value of the reporting unit as compared to the book value of the reporting unit. If Step One indicates potential impairment, the second step is performed to measure the amount of the impairment.

The Company completed an annual impairment analysis of its indefinite lived assets, including goodwill, and has found no instances of impairment as of December 31, 2012.

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is determined by the Company at the level for which there are identifiable cash flows by comparison of the carrying amount of the assets to future undiscounted net cash flows before interest expense and income taxes expected to be generated by the assets. Impairment, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (based on market prices in an active market or on discounted cash flows). Assets to be disposed of are reported at the lower of the carrying amount or fair value.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the expected periods to be benefited, as set forth in the table below, such as legal life for patents and technology and contractual lives for non-compete agreements.

	Years
Customer relationships	10-30
Patents, licenses and technology	3-15
Non-compete agreements	5-10
Trade names	5-10

Debt Issuance Costs

The costs related to the issuance of debt are capitalized and amortized to interest expense over the terms of the related debt.

Professional Liability

The Company is self-insured (up to certain limits) for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company estimates a liability that represents the ultimate exposure for aggregate losses below those limits. The liability is discounted and is based on actuarial assumptions and factors for known and incurred but not reported claims, including the frequency and payment trends of historical claims.

Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.

Derivative Financial Instruments

Interest rate swap agreements, which have been used by the Company from time to time in the management of interest rate exposure, are accounted for at fair value. The Company's zero-coupon subordinated notes contain two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities. The Company believes these embedded derivatives had no fair value at December 31, 2012 and 2011.

See Note 18 for the Company's objectives in using derivative instruments and the effect of derivative instruments and related hedged items on the Company's financial position, financial performance and cash flows.

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments
Fair value measurements for financial assets and liabilities are determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered fair value hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3).

Research and Development
The Company expenses research and development costs as incurred.

New Accounting Pronouncements
In June 2011, the FASB issued authoritative guidance on the presentation of comprehensive income. Specifically, this literature requires an entity to present components of net earnings and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The authoritative guidance eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders' equity. While the authoritative guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net earnings or other comprehensive income under current accounting guidance. The Company adopted this guidance during the first quarter of 2012 and elected to present comprehensive income in two separate, but consecutive statements and has applied the new presentation to the prior period presented. The adoption of this authoritative guidance in the first quarter of fiscal 2012 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued an amendment to existing guidance regarding the reporting of amounts reclassified out of accumulated other comprehensive income. The amendment requires an entity to present information about reclassification adjustments from accumulated other comprehensive income in its annual financial statements in a single note or on the face of the financial statements. The amendment is effective prospectively for reporting periods beginning after December 15, 2012. We do not expect this amendment to have a significant impact on the Company's Consolidated Financial Statements.

2. Business Acquisitions

On July 31, 2012, the Company completed its acquisition of MEDTOX Scientific, Inc. ("MEDTOX"), a provider of high quality specialized laboratory testing services and on-site/point-of-collection testing (POCT) devices, for $236.4 in cash, excluding transaction fees. The MEDTOX acquisition was made to extend the Company's specialty toxicology testing group and enhance the Company's scientific differentiation and esoteric testing capabilities.

The MEDTOX purchase consideration has been allocated to the estimated fair market value of the net assets acquired, including approximately $78.0 in identifiable intangible assets (primarily non-tax deductible customer relationships, trade names and trademarks) with weighted-average useful lives of approximately 18 years; $33.2 in deferred tax liabilities (relating to identifiable intangible assets); and a residual amount of non-tax deductible goodwill of approximately $154.2.

During the year ended December 31, 2012, the Company also acquired various other laboratories and related assets for approximately $95.8 in cash (net of cash acquired). These acquisitions were made primarily to extend the Company's geographic reach in important market areas and/or enhance the Company's scientific differentiation and esoteric testing capabilities. The purchase price allocations for certain of these acquisitions are preliminary and subject to adjustment based on changes in the fair value of working capital and other assets and liabilities on the effective acquisition dates and final valuation of intangible assets.

In April 2011, the Company and Orchid Cellmark Inc. ("Orchid") announced that they had entered into a definitive agreement and plan of merger under which the Company would acquire all of the outstanding shares of Orchid in a cash tender offer for $2.80 per share for a total purchase price to stockholders and optionholders of approximately $85.4. The tender offer and the merger were subject to customary closing conditions set forth in the agreement

Notes to Consolidated Financial Statements

and plan of merger, including the acquisition in the tender offer of a majority of Orchid's fully diluted shares and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). The Company received lawsuits filed by putative classes of shareholders of Orchid in New Jersey and Delaware state courts and federal court in New Jersey alleging breaches of fiduciary duty and/or other violations of state law arising out of the proposed acquisition of Orchid. Both Orchid and the Company were named in the lawsuits. The lawsuits were subsequently dismissed.

On December 8, 2011, the Company announced that it had reached an agreement with the U.S. Federal Trade Commission allowing the Company to complete its acquisition of Orchid. Under the terms of the proposed consent decree that was accepted by the FTC for public comment, the Company was required to divest certain assets of Orchid's U.S. government paternity business following closing of the acquisition. On December 16, 2011, the Company sold those assets to DNA Diagnostics Center, a privately held provider of DNA paternity testing. The Company completed its acquisition of Orchid on December 15, 2011. It has recorded a $2.8 non-deductible loss on the divestiture of Orchid's U.S. government paternity business in Other Income and Expense in the accompanying Consolidated Statements of Operations.

The Orchid purchase consideration has been allocated to the estimated fair market value of the net assets acquired, including approximately $28.8 in identifiable intangible assets (primarily non-tax deductible customer relationships, trade names and trademarks) with weighted-average useful lives of approximately 12 years; $9.1 in deferred tax liabilities (relating to identifiable intangible assets); net operating loss tax assets of approximately $20.4, which are expected to be realized over a period of 20 years; and a residual amount of non-tax deductible goodwill of approximately $27.4.

During the twelve months ended December 31, 2011, the Company also acquired various laboratories and related assets for approximately $51.9 in cash (net of cash acquired). These acquisitions were made primarily to extend the Company's geographic reach in important market areas and/or enhance the Company's scientific differentiation and esoteric testing capabilities.

The partnership units of the holders of the noncontrolling interest in the Company's Ontario, Canada ("Ontario") subsidiary were acquired by the Company on February 8, 2010 for $137.5. On February 17, 2010, the Company completed a transaction to sell the units acquired from the previous noncontrolling interest holder to a new Canadian partner for the same price. As a result of this transaction, the Company recorded a component of noncontrolling interest in other liabilities and a component in mezzanine equity as the joint venture's partnership agreement enabled one of the holders of the noncontrolling interest to put its remaining partnership units to the Company in defined future periods, at an initial amount equal to the consideration paid by that holder in 2010, and subject to adjustment based on market value formulas contained in the agreement. Upon the completion of these two transactions, the Company's financial ownership percentage in its Ontario subsidiary remained unchanged at 85.6%. Concurrent with the sale to the new partner, the partnership agreement for the Ontario subsidiary was amended and restated with substantially the same terms as the previous agreement.

On October 14, 2011, the Company issued notice to a noncontrolling interest holder in its Ontario subsidiary of its intent to purchase the holder's partnership units in accordance with the terms of the partnership agreement. On November 28, 2011, this purchase was completed for a total purchase price of $147.9 (CN$151.7) as outlined in the partnership agreement (CN$147.8 plus certain adjustments relating to cash distribution hold backs made to finance recent business acquisitions and capital expenditures). The purchase of these additional partnership units brought the Company's percentage interest owned to 98.2%.

Net sales of the Company's Ontario subsidiary were $335.1 (CN$334.7), $309.4 (CN$306.0) and $280.0 (CN$288.5) for the twelve months ended December 31, 2012, 2011 and 2010, respectively.

On December 1, 2010, the Company acquired Genzyme Genetics, a business unit of Genzyme Corporation, for approximately $925.2 in cash (net of cash acquired). The Genzyme Genetics acquisition was made to expand the Company's capabilities in reproductive, genetic, hematology-oncology and clinical trials central laboratory testing, enhance the Company's esoteric testing capabilities and advance the Company's personalized medicine strategy.

Notes to Consolidated Financial Statements

The Genzyme Genetics purchase consideration has been allocated to the estimated fair market value of the net assets acquired, including approximately $279.6 in identifiable intangible assets (primarily customer relationships and trade name) with weighted-average useful lives of approximately 23 years; and residual amount of goodwill of approximately $537.8. Approximately $810.5 of the total intangible value will be amortizable for tax purposes over 15 years.

On October 28, 2010, in conjunction with the acquisition of Genzyme Genetics, the Company entered into a $925.0 bridge term loan credit agreement. The Company replaced and terminated the bridge term loan credit agreement in November 2010 by making an offering in the debt capital markets. On November 19, 2010, the Company sold $925.0 in debt securities, consisting of $325.0 aggregate principal amount of 3.125% Senior Notes due May 15, 2016 and $600.0 aggregate principal amount of 4.625% Senior Notes due November 15, 2020. As of December 31, 2010 the Company incurred $7.0 of financing commitment fees, which were included in interest expense for the year ended December 31, 2010.

The Company incurred approximately $25.7 in professional fees and expenses in connection with the acquisition of Genzyme Genetics and other acquisition activity, including significant costs associated with the Federal Trade Commission's review of the Company's purchase of specified net assets of Westcliff Medical Laboratories, Inc. These fees and expenses are included in selling, general and administrative expenses for the year ended December 31, 2010.

During the year ended December 31, 2010, the Company also acquired various laboratories and related assets for approximately $256.1 in cash (net of cash acquired). These acquisitions were made primarily to extend the Company's geographic reach in important market areas and/or enhance the Company's scientific differentiation and esoteric testing capabilities.

3. Restructuring and Other Special Charges

During 2012, the Company recorded net restructuring charges of $25.3. The charges were comprised of $16.2 in severance and other personnel costs and $19.6 in facility-related costs primarily associated with the ongoing integration activities of Orchid and the Integrated Genetics Division (formerly Genzyme Genetics) and costs associated with the previously announced termination of an executive vice president. These charges were offset by the reversal of previously established reserves of $6.3 in unused severance and $4.2 in unused facility-related costs.

As part of the Clearstone integration, the Company also recorded a $6.9 loss on the disposal of one of its European subsidiaries in Other, net under Other income (expenses) during 2012.

During 2011, the Company recorded net restructuring charges of $44.6. Of this amount, $27.4 related to severance and other personnel costs, and $22.0 primarily related to facility-related costs associated with the ongoing integration of certain acquisitions including Genzyme Genetics and Westcliff. These charges were offset by restructuring credits of $4.8, resulting from the reversal of unused severance and facility closure liabilities. In addition, the Company recorded fixed assets impairment charges of $18.9 primarily related to equipment, computer systems and leasehold improvements in closed facilities. The Company also recorded special charges of $14.8 related to the write-off of certain assets and liabilities related to an investment made in prior years, along with a $2.6 write-off of an uncollectible receivable from a past installment sale of one of the Company's lab operations.

During 2010, the Company recorded net restructuring charges of $5.8 primarily related to the closing of redundant and underutilized facilities. Of this amount, $8.0 related to severance and other employee costs for employees primarily in the affected facilities, and $3.1 related to contractual obligations associated with leased facilities and other facility related costs. The Company also reduced its prior restructuring accruals by $5.3, comprised of $4.7 of previously recorded facility costs and $0.6 of employee severance benefits as a result of changes in cost estimates on the restructuring initiatives. In addition, the Company recorded a special charge of $6.2 related to the write-off of development costs incurred on systems abandoned during the year.

Notes to Consolidated Financial Statements

4. Restructuring Reserves

The following represents the Company's restructuring activities for the period indicated:

	Severance and Other Employee Costs	Lease and Other Facility Costs	Total
Balance as of December 31, 2011	$ 8.4	$ 22.6	$ 31.0
Restructuring charges	16.2	19.6	35.8
Reduction of prior restructuring accruals	(6.3)	(4.2)	(10.5)
Cash payments and other adjustments	(16.9)	(11.8)	(28.7)
Balance as of December 31, 2012	$ 1.4	$ 26.2	$ 27.6
Current			$ 8.4
Non-current			19.2
			$ 27.6

5. Joint Venture Partnerships and Equity Method Investments

At December 31, 2012 the Company had investments in the following unconsolidated joint venture partnerships and equity method investments:

Locations	Net Investment	Percentage Interest Owned
Joint Venture Partnerships:		
Milwaukee, Wisconsin	$ 13.9	50.00%
Alberta, Canada	61.7	43.37%
Equity Method Investments:		
Charlotte, North Carolina	2.5	50.00%

The joint venture agreements that govern the conduct of business of these partnerships mandates unanimous agreement between partners on all major business decisions as well as providing other participating rights to each partner. The equity method investments represent the Company's purchase of shares in clinical diagnostic companies. The investments are accounted for under the equity method of accounting as the Company does not have control of these investments. The Company has no material obligations or guarantees to, or in support of, these unconsolidated investments and their operations.

Condensed unconsolidated financial information for joint venture partnerships and equity method investments is shown in the following table.

As of December 31:	2012	2011
Current assets	$ 36.8	$ 39.5
Other assets	39.9	39.1
Total assets	$ 76.7	$ 78.6
Current liabilities	$ 19.6	$ 19.6
Other liabilities	1.7	1.8
Total liabilities	21.3	21.4
Partners' equity	55.4	57.2
Total liabilities and partners' equity	$ 76.7	$ 78.6

For the period January 1-December 31:	2012	2011	2010
Net sales	$249.0	$247.4	$255.5
Gross profit	86.4	73.1	73.9
Net earnings	42.2	28.0	20.0

The Company's recorded investment in the Alberta joint venture partnership at December 31, 2012 includes $49.2 of value assigned to the partnership's Canadian license (with an indefinite life and deductible for tax) to conduct diagnostic testing services in the province.

6. Accounts Receivable, Net

	December 31, 2012	December 31, 2011
Gross accounts receivable	$ 910.0	$ 897.4
Less allowance for doubtful accounts	(191.5)	(197.6)
	$ 718.5	$ 699.8

The provision for doubtful accounts was $246.0, $255.1 and $241.5 in 2012, 2011 and 2010, respectively.

7. Property, Plant and Equipment, Net

	December 31, 2012	December 31, 2011
Land	$ 24.9	$ 24.8
Buildings and building improvements	138.8	121.8
Machinery and equipment	655.5	616.9
Software	348.5	327.1
Leasehold improvements	193.3	182.5
Furniture and fixtures	58.6	53.5
Construction in progress	154.6	115.5
Equipment under capital leases	1.5	1.5
	1,575.7	1,443.6
Less accumulated depreciation and amortization of capital lease assets	(944.9)	(865.3)
	$ 630.8	$ 578.3

Depreciation expense and amortization of property, plant and equipment was $141.1, $141.5 and $129.1 for 2012, 2011 and 2010, respectively, including software depreciation of $35.1, $34.0, and $32.0 for 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements

8. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill (net of accumulated amortization) for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Balance as of January 1	$2,681.8	$2,601.3
Goodwill acquired during the year	224.5	86.2
Adjustments to goodwill	(4.6)	(5.7)
Goodwill, net	$2,901.7	$2,681.8

The components of identifiable intangible assets are as follows:

	December 31, 2012			December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 1,296.1	$ (483.3)	$ 812.8	$ 1,187.5	$ (426.8)	$ 760.7
Patents, licenses and technology	117.2	(76.2)	41.0	144.9	(88.3)	56.6
Non-compete agreements	32.3	(19.6)	12.7	28.1	(14.8)	13.3
Trade names	131.3	(73.4)	57.9	129.2	(61.3)	67.9
Canadian licenses	743.3	–	743.3	722.2	–	722.2
	$2,320.2	$(652.5)	$1,667.7	$2,211.9	$(591.2)	$1,620.7

A summary of amortizable intangible assets acquired during 2012, and their respective weighted-average amortization periods are as follows:

	Amount	Weighted-Average Amortization Period
Customer relationships	$110.8	21.0
Patents, licenses and technology	2.5	8.3
Non-compete agreements	4.4	5.0
Trade names	1.9	1.5
	$119.6	16.7

Amortization of intangible assets was $86.3, $85.8 and $72.7 in 2012, 2011 and 2010, respectively. During 2012, the Company recorded $6.2 accelerated amortization expense relating to the termination of a technology licensing agreement. Amortization expense of intangible assets is estimated to be $84.8 in fiscal 2013, $80.7 in fiscal 2014, $77.1 in fiscal 2015, $71.7 in fiscal 2016, $64.3 in fiscal 2017, and $545.8 thereafter.

The Company paid $2.5, $0.0 and $0.4 in 2012, 2011 and 2010 for certain exclusive and non-exclusive licensing rights to diagnostic testing technology. These amounts are being amortized over the life of the licensing agreements.

As of December 31, 2012, the Ontario operation has $743.3 of value assigned to the partnership's indefinite lived Canadian licenses to conduct diagnostic testing services in Canada. This indefinite lived asset is tested for impairment annually as described in Note 1.

9. Accrued Expenses and Other

	December 31, 2012	December 31, 2011
Employee compensation and benefits	$158.0	$169.6
Self-insurance reserves	34.2	46.0
Accrued taxes payable	24.0	35.8
Royalty and license fees payable	13.8	14.3
Restructuring reserves	8.4	16.0
Acquisition related reserves	11.5	3.3
Interest payable	24.0	13.3
Other	37.7	41.0
	$311.6	$339.3

The Company has revised the amount of self-insurance reserves and employee compensation and benefits to correct the December 31, 2011 presentation of current and long-term portions of those accrued expenses. This resulted in an adjustment to reduce accrued expenses and other and increase other liabilities by $26.9 and $37.9 for self-insurance and defined benefit plan obligation, respectively. These amounts are not material to the previously reported financial statements.

Notes to Consolidated Financial Statements

10. Other Liabilities

	December 31, 2012	December 31, 2011
Post-retirement benefit obligation	$ 60.7	$ 52.7
Defined benefit plan obligation	122.5	137.5
Restructuring reserves	19.2	15.0
Self-insurance reserves	44.5	39.0
Acquisition related reserves	10.2	0.6
Deferred revenue	5.4	5.9
Other	44.9	41.4
	$307.4	$292.1

11. Debt

Short-term borrowings and current portion of long-term debt at December 31, 2012 and 2011 consisted of the following:

	December 31, 2012	December 31, 2011
Zero-coupon convertible subordinated notes	$130.0	$135.5
5 1/2% Senior Notes due 2013	350.0	–
Total short-term borrowings and current portion of long-term debt	$480.0	$135.5

Long-term debt at December 31, 2012 and 2011 consisted of the following:

	December 31, 2012	December 31, 2011
Revolving credit facility	$ –	$ 560.0
5 1/2% Senior Notes due 2013	–	350.5
5 5/8% Senior Notes due 2015	250.0	250.0
3 1/8% Senior Notes due 2016	325.0	325.0
2 1/5% Senior Notes due 2017	500.0	–
4 5/8% Senior Notes due 2020	600.0	600.0
3 3/4% Senior Notes due 2022	500.0	–
Total long-term debt	$2,175.0	$2,085.5

Credit Facilities

On December 21, 2011, the Company entered into a Credit Agreement (the "Credit Agreement") providing for a five-year $1,000.0 senior unsecured revolving credit facility (the "Revolving Credit Facility") with Bank of America, N.A., acting as Administrative Agent, Barclays Capital as Syndication Agent, and a group of financial institutions as lending parties. As part of the Revolving Credit Facility, the Company repaid all of the outstanding principal balances of $318.8 on its existing term loan facility and $235.0 on its existing revolving credit facility. In conjunction with the repayment and cancellation of its old credit facility, the Company recorded approximately $1.0 of remaining unamortized debt costs as interest expense in the accompanying Consolidated Statements of Operations for the year ended December 31, 2011.

The balances outstanding on the Company's Revolving Credit Facility at December 31, 2012 and December 31, 2011 were $0.0 and $560.0, respectively. The Revolving Credit Facility bears interest at varying rates based upon a base rate or LIBOR plus (in each case) a percentage based on the Company's debt rating with Standard & Poor's and Moody's Rating Services. The Revolving Credit Facility is classified as long-term debt due to the expiration date of the agreement on December 21, 2016.

The Revolving Credit Facility is available for general corporate purposes, including working capital, capital expenditures, acquisitions, funding of share repurchases and other restricted payments permitted under the Credit Agreement. The Credit Agreement also contains limitations on aggregate subsidiary indebtedness and a debt covenant that requires that the Company maintain on the last day of any period of four consecutive fiscal quarters, in each case taken as one accounting period, a ratio of total debt to consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) of not more than 3.0 to 1.0. The Company was in compliance with all covenants in the Credit Agreement at December 31, 2012. As of December 31, 2012, the ratio of total debt to consolidated EBITDA was 2.0 to 1.0.

As of December 31, 2012, the effective interest rate on the Revolving Credit Facility was 1.2%.

Zero-Coupon Convertible Subordinated Notes

The Company had $154.3 and $164.1 aggregate principal amount at maturity of zero-coupon convertible subordinated notes (the "notes") due 2021 outstanding at December 31, 2012 and 2011, respectively. The notes, which are subordinate to the Company's bank debt, were sold at an issue price of $671.65 per $1,000 principal amount at maturity (representing a yield to maturity of 2.0% per year). Each one thousand dollar principal amount at maturity of the notes is convertible into 13.4108 shares of the Company's common stock, subject to adjustment in certain circumstances, if one of the following conditions occurs:

1. If the sales price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding quarter reaches specified thresholds (beginning at 120% and declining 0.1282% per quarter until it reaches approximately 110% for the quarter beginning July 1, 2021 of the accreted

Notes to Consolidated Financial Statements

conversion price per share of common stock on the last day of the preceding quarter). The accreted conversion price per share will equal the issue price of a note plus the accrued original issue discount and any accrued contingent additional principal, divided by the number of shares of common stock issuable upon conversion of a note on that day. The conversion trigger price for the fourth quarter of 2012 was $71.45.

2. If the credit rating assigned to the notes by Standard & Poor's Ratings Services is at or below BB-.
3. If the notes are called for redemption.
4. If specified corporate transactions have occurred (such as if the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets).

The Company may redeem for cash all or a portion of the notes at any time at specified redemption prices per one thousand dollar principal amount at maturity of the notes.

The Company has registered the notes and the shares of common stock issuable upon conversion of the notes with the Securities and Exchange Commission.

During 2012 and 2011, the Company settled notices to convert $9.8 and $190.6 aggregate principal amount at maturity of its zero-coupon subordinated notes with a conversion value of $12.0 and $248.9, respectively. The total cash used for these settlements was $8.2 and $155.1 and the Company also issued 0.0 and 1.0 additional shares of common stock, respectively. As a result of these conversions, in 2012 and 2011 the Company also reversed approximately $0.6 and $36.2, respectively, of deferred tax liability to reflect the tax benefit realized upon issuance of the shares.

On August 11, 2011, the Company notified holders of the zero-coupon subordinated notes that pursuant to the Indenture for the notes they have the right to require the Company to purchase in cash all or a portion of their zero-coupon subordinated notes on September 12, 2011 at $819.54 per note, plus any accrued contingent additional principal and any accrued contingent interest thereon. On September 12, 2011, the Company announced that none of the zero-coupon subordinated notes were tendered by holders for purchase by the Company.

On September 12, 2012, the Company announced that for the period of September 12, 2012 to March 11, 2013, the zero-coupon subordinated notes will accrue contingent cash interest at a rate of no less than 0.125% of the average market price of a zero-coupon subordinated note for the five trading days ended September 7, 2012, in addition to the continued accrual of the original issue discount.

On January 2, 2013, the Company announced that its zero-coupon subordinated notes may be converted into cash and common stock at the conversion rate of 13.4108 per $1,000 principal amount at maturity of the notes, subject to the terms of the zero-coupon subordinated notes and the Indenture, dated as of October 24, 2006 between the Company and The Bank of New York Mellon, as trustee and conversion agent. In order to exercise the option to convert all or a portion of the zero-coupon subordinated notes, holders are required to validly surrender their zero-coupon subordinated notes at any time during the calendar quarter beginning January 1, 2013, through the close of business on the last business day of the calendar quarter, which is 5:00 p.m., New York City time, on Friday, March 29, 2013. If notices of conversion are received, the Company plans to settle the cash portion of the conversion obligation with cash on hand and/or borrowings under the revolving credit facility.

Senior Notes

On August 23, 2012, the Company issued $1,000.0 in new senior notes pursuant to the Company's effective shelf registration statement on Form S-3. The new senior notes consisted of $500.0 aggregate principal amount of 2.20% Senior Notes due 2017 and $500.0 aggregate principal amount of 3.75% Senior Notes due 2022. The net proceeds were used to repay $625.0 of the outstanding borrowings under the Company's Revolving Credit Facility. The remaining proceeds are available for other general corporate purposes.

The Senior Notes due 2017 and Senior Notes due 2022 bear interest at the rate of 2.20% per annum and 3.75% per annum, respectively, payable semi-annually on February 23 and August 23 of each year, commencing February 23, 2013.

Notes to Consolidated Financial Statements

On October 28, 2010, in conjunction with the acquisition of Genzyme Genetics, the Company entered into a $925.0 Bridge Term Loan Credit Agreement, among the Company, the lenders named therein and Citibank, N.A., as administrative agent (the "Bridge Facility"). The Company replaced and terminated the Bridge Facility in November 2010 by making an offering in the debt capital markets. On November 19, 2010, the Company sold $925.0 in debt securities, consisting of $325.0 aggregate principal amount of 3.125% Senior Notes due May 15, 2016 and $600.0 aggregate principal amount of 4.625% Senior Notes due November 15, 2020. Beginning on May 15, 2011, interest on the Senior Notes due 2016 and 2020 is payable semi-annually on May 15 and November 15. On December 1, 2010, the acquisition of Genzyme Genetics was funded by the net proceeds from the issuance of these Notes ($915.4) and with cash on hand.

The Senior Notes due January 31, 2013 bear interest at the rate of 5.5% per annum from February 1, 2003, payable semi-annually on February 1 and August 1. The Senior Notes due 2015 bear interest at the rate of 5.625% per annum from December 14, 2005, payable semi-annually on June 15 and December 15.

12. Preferred Stock and Common Shareholders' Equity

The Company is authorized to issue up to 265.0 shares of common stock, par value $0.10 per share. The Company's treasury shares are recorded at aggregate cost. Common shares issued and outstanding are summarized in the following table:

	2012	2011
Issued	115.8	120.0
In treasury	(22.3)	(22.2)
Outstanding	93.5	97.8

The Company is authorized to issue up to 30.0 shares of preferred stock, par value $0.10 per share. There were no preferred shares outstanding as of December 31, 2012 and 2011.

The changes in common shares issued and held in treasury are summarized below:

Common Shares Issued

	2012	2011	2010
Common stock issued at January 1	120.0	124.5	127.4
Common stock issued under employee stock plans	1.6	1.9	1.6
Common stock issued upon conversion of zero-coupon subordinated notes	–	1.0	–
Retirement of common stock	(5.8)	(7.4)	(4.5)
Common stock issued at December 31	115.8	120.0	124.5

Common Shares Held in Treasury

	2012	2011	2010
Common shares held in treasury at January 1	22.2	22.1	22.1
Surrender of restricted stock and performance share awards	0.1	0.1	–
Common shares held in treasury at December 31	22.3	22.2	22.1

Share Repurchase Program

During 2012, the Company purchased 5.9 shares of its common stock at a total cost of $516.5. As of December 31, 2012, the Company had outstanding authorization from the Board of Directors to purchase $68.0 of Company common stock. On February 8, 2013, the Company announced the Board of Directors authorized the purchase of $1,000.0 of additional shares of the Company's common stock.

Accumulated Other Comprehensive Earnings

The components of accumulated other comprehensive earnings are as follows:

	Foreign Currency Translation Adjustments	Net Benefit Plan Adjustments	Interest Rate Swap Adjustments	Accumulated Other Comprehensive Earnings
Balance at December 31, 2009	$125.8	$(57.8)	$(6.5)	$ 61.5
Current year adjustments	41.3	(8.3)	8.2	41.2
Tax effect of adjustments	(14.3)	3.2	(3.1)	(14.2)
Balance at December 31, 2010	152.8	(62.9)	(1.4)	88.5
Current year adjustments	(13.2)	(57.5)	2.4	(68.3)
Tax effect of adjustments	3.9	22.4	(1.0)	25.3
Balance at December 31, 2011	143.5	(98.0)	–	45.5
Current year adjustments	31.3	7.3	–	38.6
Tax effect of adjustments	(11.9)	(2.8)	–	(14.7)
Balance at December 31, 2012	$162.9	$(93.5)	$ –	$ 69.4

Notes to Consolidated Financial Statements

13. Income Taxes

The sources of income before taxes, classified between domestic and foreign entities are as follows:

Pre-Tax Income

	2012	2011	2010
Domestic	$909.0	$834.0	$876.1
Foreign	35.2	32.1	39.5
Total pre-tax income	$944.2	$866.1	$915.6

The provisions for income taxes in the accompanying consolidated statements of operations consist of the following:

	Years Ended December 31,		
	2012	2011	2010
Current:			
Federal	$254.1	$269.7	$269.9
State	35.1	54.3	50.4
Foreign	16.9	6.8	10.8
	$306.1	$330.8	$331.1
Deferred:			
Federal	$ 58.3	$ 5.0	$ 12.2
State	0.4	(4.4)	(0.5)
Foreign	(5.4)	1.6	1.2
	53.3	2.2	12.9
	$359.4	$333.0	$344.0

A portion of the tax benefit associated with option exercises from stock plans reducing taxes currently payable are recorded through additional paid-in capital. The benefits recorded through additional paid-in capital are approximately $8.4, $11.0 and $7.8 in 2012, 2011 and 2010, respectively.

The effective tax rates on earnings before income taxes are reconciled to statutory federal income tax rates as follows:

	Years Ended December 31,		
	2012	2011	2010
Statutory federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax effect	2.4	3.7	3.5
Other	0.7	(0.3)	(0.9)
Effective rate	38.1%	38.4%	37.6%

The effective tax rate for 2012 was favorably impacted by an increase in unrecognized income tax benefits compared to 2011, partially offset by an increase in tax as a result of the Company's increase in ownership percentage of its Ontario subsidiary. The effective tax rate for 2011 was negatively impacted by a decrease in unrecognized income tax benefits compared to 2010, the divestiture of certain Orchid paternity contracts, and foreign losses not tax effected.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2012	December 31, 2011
Deferred tax assets:		
Accounts receivable	$ 25.0	$ 27.1
Employee compensation and benefits	114.4	123.9
Self-insurance reserves	17.0	20.7
Postretirement benefit obligation	23.3	20.5
Acquisition and restructuring reserves	18.5	18.8
Tax loss carryforwards	66.3	68.5
Other	2.1	–
	266.6	279.5
Less: valuation allowance	(18.4)	(14.4)
Net deferred tax assets	$ 248.2	$ 265.1
Deferred tax liabilities:		
Deferred earnings	$ (17.9)	$ (25.3)
Intangible assets	(434.1)	(373.7)
Property, plant and equipment	(73.8)	(71.5)
Zero-coupon subordinated notes	(110.5)	(105.5)
Currency translation adjustment	(101.0)	(90.1)
Other	–	(3.6)
Total gross deferred tax liabilities	$(737.3)	$(669.7)
Net deferred tax liabilities	$(489.1)	$(404.6)

The Company has revised its classification of $24.8 of deferred tax assets from current to non-current as of December 31, 2011 to conform to the classification of its self-insurance reserves and employee compensation and benefits, as described in Note 9.

The valuation allowance increased from $14.4 in 2011 to $18.4 in 2012. The increase in the valuation allowance is primarily due to a current year foreign capital loss resulting from the disposition of a foreign subsidiary.

The Company has foreign tax loss carryovers of $11.7 with a full valuation allowance. Most of the foreign losses have an indefinite carryover. The Company has federal tax loss carryovers of approximately $52.1 expiring periodically through 2031. The utilization of the tax loss carryovers is limited due to change of ownership rules. However, at this time the Company expects to fully utilize substantially all federal tax loss carryovers. In addition to the net operating losses, the Company has a U.S. and foreign capital loss carryover of $2.6. The entire loss has a full valuation allowance with the foreign loss having an indefinite life.

Notes to Consolidated Financial Statements

The gross unrecognized income tax benefits were $36.4 and $52.7 at December 31, 2012 and 2011, respectively. It is anticipated that the amount of the unrecognized income tax benefits will change within the next twelve months; however, these changes are not expected to have a significant impact on the results of operations, cash flows or the financial position of the Company.

The Company recognizes interest and penalties related to unrecognized income tax benefits in income tax expense. Accrued interest and penalties related to uncertain tax positions totaled $9.8 and $10.8 as of December 31, 2012 and 2011, respectively. During the years ended December 31, 2012, 2011 and 2010, the Company recognized $3.0, $3.5 and $4.5, respectively, in interest and penalties expense, which was offset by a benefit of $3.9, $4.9 and $5.4, respectively.

The following table shows a reconciliation of the unrecognized income tax benefits from uncertain tax positions for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance as of January 1	$52.7	$53.6	$59.0
Increase in reserve for tax positions taken in the current year	0.4	8.6	9.1
Increase (decrease) in reserve for tax positions taken in a prior period	(8.0)	–	(0.6)
Decrease in reserve as a result of settlements reached with tax authorities	(0.1)	(0.2)	(1.3)
Decrease in reserve as a result of lapses in the statute of limitations	(8.6)	(9.3)	(12.6)
Balance as of December 31	$36.4	$52.7	$53.6

As of December 31, 2012 and 2011, $37.1 and $53.3, respectively, is the approximate amount of unrecognized income tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.

The Company has substantially concluded all U.S. federal income tax matters for years through 2008. Substantially all material state and local, and foreign income tax matters have been concluded through 2007 and 2001, respectively.

The Internal Revenue Service is examining the Company's 2010 income tax return. The Company has various state income tax examinations ongoing throughout the year. Canada Revenue Agency is conducting an audit of the 2009 and 2010 Canadian income tax return. The Company believes adequate provisions have been recorded related to all open tax years.

Substantially all of the profitable foreign earnings are repatriated on an annual basis and U.S. income taxes have been provided accordingly. The foreign earnings not repatriated on an annual basis are not material.

14. Stock Compensation Plans

Stock Incentive Plans

There are currently 10.3 shares authorized for issuance under the Laboratory Corporation of America Holdings 2012 Omnibus Incentive Plan and at December 31, 2012 there were 7.7 additional shares available for grant under the Plan. This Plan was approved by shareholders at the 2012 annual meeting.

Stock Options

The following table summarizes grants of non-qualified options made by the Company to officers, key employees, and non-employee directors under all plans. Stock options are generally granted at an exercise price equal to or greater than the fair market price per share on the date of grant. Also, for each grant, options vest ratably over a period of three years on the anniversaries of the grant date, subject to their earlier expiration or termination.

Changes in options outstanding under the plans for the period indicated were as follows:

	Number of Options	Weighted-Average Exercise Price per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2011	6.3	$73.66		
Granted	1.8	84.88		
Exercised	(1.1)	65.35		
Cancelled	(0.1)	84.19		
Outstanding at December 31, 2012	6.9	$77.62	7.1	$67.9
Vested and expected to vest at December 31, 2012	6.8	$77.48	7.0	$67.7
Exercisable at December 31, 2012	3.7	$72.03	5.7	$56.6

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. The amount of intrinsic value will change based on the fair market value of the Company's stock.

Notes to Consolidated Financial Statements

Cash received by the Company from option exercises, the actual tax benefit realized for the tax deductions and the aggregate intrinsic value of options exercised from option exercises under all share-based payment arrangements during the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
Cash received by the Company	$ 69.4	$106.1	$ 73.7
Tax benefits realized	$ 9.7	$ 17.7	$ 13.0
Aggregate intrinsic value	$ 25.3	$ 45.5	$ 33.4

The following table summarizes information concerning currently outstanding and exercisable options.

	Options Outstanding			Options Exercisable	
		Weighted-Average			
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 6.80 – 59.37	0.3	2.4	$50.50	0.3	$50.50
$59.38 – 67.60	0.8	6.1	$60.19	0.8	$60.19
$67.61 – 75.63	2.0	6.4	$72.53	1.5	$73.27
$75.64 – 80.37	0.7	4.4	$80.10	0.7	$80.15
$80.38 – 98.49	3.1	8.8	$87.52	0.4	$90.84
	6.9	7.1	$77.62	3.7	$72.03

The following table shows the weighted-average grant-date fair values of options and the weighted-average assumptions that the Company used to develop the fair value estimates:

	2012	2011	2010
Fair value per option	$13.43	$17.06	$14.12
Valuation assumptions			
Weighted-average expected life (in years)	3.4	3.4	3.1
Risk free interest rate	0.4%	1.0%	1.5%
Expected volatility	0.2	0.2	0.3
Expected dividend yield	–	–	–

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free interest rate for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility of the Company's stock is based on historical volatility of the Company's stock. The Company uses historical data to calculate the expected life of the option. Groups of employees and non-employee directors that have similar exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation purposes. For 2012, 2011 and 2010, expense related to the Company's stock option plan totaled $21.5, $24.9 and $20.7, respectively.

Restricted Stock and Performance Shares

The Company grants restricted stock and performance shares ("non-vested shares") to officers, key employees, and non-employee directors under all plans. Restricted stock becomes vested annually in equal one-third increments beginning on the first anniversary of the grant. A performance share grant in 2010 represents a three-year award opportunity for the period 2010-2012 and becomes vested in the first quarter of 2013. A performance share grant in 2011 represents a three-year award opportunity for the period of 2011-2013 and becomes vested in the first quarter of 2014. A performance share grant in 2012 represents a three-year award opportunity for the period of 2012-2014 and becomes vested in the first quarter of 2015. Performance share awards are subject to certain earnings per share, revenue, operating income and total shareholder return targets, the achievement of which may increase or decrease the number of shares which the grantee receives upon vesting. The unearned restricted stock and performance share compensation is being amortized to expense over the applicable vesting periods. For 2012, 2011 and 2010, total restricted stock and performance share compensation expense was $14.3, $21.3 and $16.1, respectively.

Notes to Consolidated Financial Statements

The following table shows a summary of non-vested shares for the year ended December 31, 2012:

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2012	0.6	$74.39
Granted	0.2	91.62
Adjustment	0.1	61.19
Vested	(0.3)	64.60
Non-vested at December 31, 2012	0.6	$84.91

As of December 31, 2012, there was $17.2 of total unrecognized compensation cost related to non-vested restricted stock and performance share-based compensation arrangements granted under the stock incentive plans. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan, begun in 1997 and amended in 1999, 2004, 2008 and 2012, with 6.3 shares of common stock authorized for issuance. The plan permits substantially all employees to purchase a limited number of shares of Company stock at 85% of market value. The Company issues shares to participating employees semi-annually in January and July of each year. Approximately 0.2 shares were purchased by eligible employees in 2012, 2011 and 2010, respectively. For 2012, 2011 and 2010, expense related to the Company's employee stock purchase plan was $4.9, $2.7 and $2.0, respectively.

The Company uses the Black-Scholes model to calculate the fair value of the employee's purchase right. The fair value of the employee's purchase right and the assumptions used in its calculation are as follows:

	2012	2011	2010
Fair value of the employee's purchase right	$23.02	$15.58	$15.39
Valuation assumptions			
Risk free interest rate	0.1%	0.1%	0.2%
Expected volatility	0.2	0.2	0.2
Expected dividend yield	–	–	–

15. Commitments and Contingent Liabilities

The Company is involved from time to time in various claims and legal actions, including arbitrations, class actions, and other litigation (including those described in more detail below), arising in the ordinary course of business. Some of these actions involve claims that are substantial in amount. These matters include, but are not limited to, intellectual property disputes, professional liability, employee related matters, and inquiries, including subpoenas and other civil investigative demands, from governmental agencies and Medicare or Medicaid payers and managed care payers reviewing billing practices or requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. The Company receives civil investigative demands or other inquiries from various governmental bodies in the ordinary course of its business. Such inquiries can relate to the Company or other healthcare providers. The Company works cooperatively to respond to appropriate requests for information.

The Company is also named from time to time in suits brought under the qui tam provisions of the False Claims Act and comparable state laws. These suits typically allege that the Company has made false statements and/or certifications in connection with claims for payment from federal or state health care programs. They may remain under seal (hence, unknown to the Company) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff. Such claims are an inevitable part of doing business in the health care field today.

The Company believes that it is in compliance in all material respects with all statutes, regulations and other requirements applicable to its clinical laboratory operations. The clinical laboratory testing industry is, however, subject to extensive regulation, and the courts have not interpreted many of these statutes and regulations. There can be no assurance therefore that those applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations.

Notes to Consolidated Financial Statements

Many of the claims and legal actions against the Company are at preliminary stages, and many of these cases seek an indeterminate amount of damages. The Company records an aggregate legal reserve, which is determined using actuarial calculations around historical loss rates and assessment of trends experienced in settlements and defense costs. In accordance with ASC 450 "Contingencies," the Company establishes reserves for judicial, regulatory, and arbitration matters outside the aggregate legal reserve if and when those matters present loss contingencies that are both probable and estimable and would exceed the aggregate legal reserve. When loss contingencies are not both probable and estimable, the Company does not establish separate reserves.

The Company is unable to estimate a range of reasonably probable loss for cases described in more detail below in which damages either have not been specified or, in the Company's judgment, are unsupported and/or exaggerated and (i) the proceedings are in early stages; (ii) there is uncertainty as to the outcome of pending appeals or motions; (iii) there are significant factual issues to be resolved; and/or (iv) there are novel legal issues to be presented. For these cases, however, the Company does not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on the Company's financial condition, though the outcomes could be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period.

As previously reported, the Company reached a settlement in the previously disclosed lawsuit, *California ex rel. Hunter Laboratories, LLC et al. v. Quest Diagnostics Incorporated, et al.* ("Hunter Labs Settlement Agreement"), to avoid the uncertainty and costs associated with prolonged litigation. Pursuant to the executed settlement agreement, the Company recorded a litigation settlement expense of $34.5 in the second quarter of 2011 (net of a previously recorded reserve of $15.0) and paid the settlement amount of $49.5 in the third quarter of 2012. The Company also agreed to certain reporting obligations regarding its pricing for a limited time period and, at the option of the Company in lieu of such reporting obligations, to provide Medi-Cal with a discount from Medi-Cal's otherwise applicable maximum reimbursement rate from November 1, 2011 through October 31, 2012. In June of 2012, the California legislature enacted Assembly Bill No. 1494, Section 9 of which directs the Department of Health Care Services ("DHCS") to establish new reimbursement rates for Medi-Cal clinical laboratory services that will be based on payments made to California clinical laboratories for similar services by other third-party payors. With stakeholder input, DHCS has proposed data elements and a format for laboratories to report payment data from comparable third-party payors by March 29, 2013. After reviewing the submitted data, DHCS will propose new reimbursement rates and solicit stakeholder input before their implementation. The bill provides that until the new rates are set through this process, Medi-Cal payments for clinical laboratory services will be reduced (in addition to a 10% payment reduction imposed by statute in 2011) by "up to 10 percent" for tests with dates of service on or after July 1, 2012, with a cap on payments set at 80% of the lowest maximum allowance established under the federal Medicare program. Under the terms of the Hunter Labs Settlement Agreement, the enactment of this new California legislation terminates the Company's reporting obligations (or obligation to provide a discount in lieu of reporting) under that agreement. Taken together, these changes are not expected to have a material impact on the Company's consolidated revenues or results of operations.

As previously reported, the Company responded to an October 2007 subpoena from the United States Department of Health & Human Services Office of Inspector General's regional office in New York. On August 17, 2011, the Southern District of New York unsealed a False Claims Act lawsuit, *United States of America ex rel. NPT Associates v. Laboratory Corporation of America Holdings*, which alleges that the Company offered UnitedHealthcare kickbacks in the form of discounts in return for Medicare business. The lawsuit seeks actual and treble damages and civil penalties for each alleged false claim, as well as recovery of costs, attorney's fees, and legal expenses. The United States government has not intervened in the lawsuit. The Company will vigorously defend the lawsuit.

In addition, the Company has received three other subpoenas since 2007 related to Medicaid billing. In June 2010, the Company received a subpoena from the State of Florida Office of the Attorney General requesting documents related to its billing to Florida Medicaid. In February 2009, the Company received a subpoena from the

Notes to Consolidated Financial Statements

Commonwealth of Virginia Office of the Attorney General seeking documents related to the Company's billing to state Medicaid. In October 2009, the Company received a subpoena from the State of Michigan Department of Attorney General seeking documents related to its billing to Michigan Medicaid. The Company is cooperating with these requests.

On December 8, 2011, the Company announced that it had reached an agreement with the Federal Trade Commission ("FTC") that allowed the Company to complete its acquisition of Orchid Cellmark Inc. ("Orchid"), which closed on December 15, 2011. Under the terms of the consent decree with the FTC, the Company was required to divest certain assets of Orchid's U.S. government paternity business. On December 16, 2011, the Company sold those assets to DNA Diagnostics Center® (DDC), a privately held provider of DNA paternity testing. A petition for appraisal of shares of Orchid was resolved in November 2012.

In October 2011, a putative stockholder of the Company made a letter demand through his counsel for inspection of documents related to policies and procedures concerning the Company's Board of Directors' oversight and monitoring of the Company's billing and claim submission process. The letter also seeks documents prepared for or by the Board regarding allegations from the *California ex rel. Hunter Laboratories, LLC et al. v. Quest Diagnostics Incorporated, et al.*, lawsuit and documents reviewed and relied upon by the Board in connection with the settlement of that lawsuit. The Company is responding to the request pursuant to Delaware law.

On November 18, 2011, the Company received a letter from United States Senators Baucus and Grassley requesting information regarding the Company's relationships with its largest managed care customers. The letter requests information about the Company's contracts and financial data regarding its managed care customers. Company representatives met with Senate Finance Committee staff after receiving the request and subsequently produced documents in response. The Company continues to cooperate with the request for information.

On February 27, 2012, the Company was served with a False Claims Act lawsuit, *United States ex rel. Margaret Brown v. Laboratory Corporation of America Holdings and Tri-State Clinical Laboratory Services, LLC*, filed in the United States District Court for the Southern District of Ohio, Western Division. The lawsuit alleges that the defendants submitted false claims for payment for laboratory testing services performed as a result of financial relationships that violated the federal Stark and anti-kickback laws. The Company owned 50% of Tri-State Clinical Laboratory Services, LLC, which was dissolved in June of 2011. Tri-State Clinical Laboratory Services, LLC filed a voluntary petition under Chapter 7 of Title 11 of the United States Code. The lawsuit seeks actual and treble damages and civil penalties for each alleged false claim, as well as recovery of costs, attorney's fees, and legal expenses. The United States government has not intervened in the lawsuit. The Company will vigorously defend the lawsuit.

In June 2012, the Company and MEDTOX announced that they had entered into a definitive agreement and plan of merger under which the Company would acquire all the outstanding shares of MEDTOX in a cash tender offer. The review period under the Hart Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") applicable to the acquisition of MEDTOX expired on July 12, 2012, and the transaction closed on July 31, 2012.

Three shareholder class actions, *Carol A. Kiel v. Braun, et al.*, *Louise Perlman v. MEDTOX Scientific, et al.*, and *John Siciliano v. MEDTOX Scientific, Inc., et al.*, were filed in connection with the acquisition of MEDTOX in the County of Ramsey, Second Judicial District for the State of Minnesota. The lawsuits challenged the MEDTOX acquisition on grounds of alleged breaches of fiduciary duty and/or other violations of state law. The Company and its merger subsidiary were named only in the Kiel and Perlman cases. On July 20, 2012, the parties, through their counsel, executed a Memorandum of Understanding setting forth their agreement in principle to settle all three of the putative shareholder class actions. The Memorandum of Understanding was subsequently superseded by a Stipulation of Settlement dated October 12, 2012, and the settlement was approved by the Court on February 13, 2013. Under the terms of the settlement, all claims were dismissed with prejudice.

On June 7, 2012, the Company was served with a putative class action lawsuit, *Yvonne Jansky v. Laboratory Corporation of America, et al.*, filed in the Superior Court of the State of California, County of San Francisco. The lawsuit alleges that the defendants committed unlawful and unfair business practices, and violated various other state laws by changing screening codes to diagnostic codes on laboratory test orders, thereby resulting in customers being responsible for co-payments and other debts. The lawsuit seeks injunctive relief, actual and punitive damages, as well as recovery of attorney's fees, and legal expenses. The Company will vigorously defend the lawsuit.

On June 7, 2012, the Company was served with a putative class action lawsuit, *Ann Baker Pepe v. Genzyme Corporation and Laboratory Corporation of America Holdings*, filed in the United States District Court for the District of Massachusetts. The lawsuit alleges that the defendants failed to preserve DNA samples allegedly entrusted to the defendants and thereby breached a written agreement with plaintiff and violated state laws. The lawsuit seeks injunctive relief, actual, double and treble damages, as well as recovery of attorney's fees and legal expenses. The Company will vigorously defend the lawsuit.

On August 24, 2012, the Company was served with a putative class action lawsuit, *Sandusky Wellness Center, LLC, et al. v. MEDTOX Scientific, Inc., et al.*, filed in the United States District Court for the District of Minnesota. The lawsuit alleges that on or about February 21, 2012, the defendants violated the federal Telephone Consumer Protection Act by sending unsolicited facsimiles to Plaintiff and more than 39 other recipients without the recipients' prior express invitation or permission. The lawsuit seeks actual damages or the sum of $0.0005 for each violation, whichever is greater, and injunctive relief. The Company will vigorously defend the lawsuit.

Under the Company's present insurance programs, coverage is obtained for catastrophic exposure as well as those risks required to be insured by law or contract. The Company is responsible for the uninsured portion of losses related primarily to general, professional and vehicle liability, certain medical costs and workers' compensation. The self-insured retentions are on a per occurrence basis without any aggregate annual limit. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregated liability of claims incurred. At December 31, 2012, the Company had provided letters of credit aggregating approximately $37.4, primarily in connection with certain insurance programs. The Company's availability under its Revolving Credit Facility is reduced by the amount of these letters of credit.

The Company leases various facilities and equipment under non-cancelable lease arrangements. Future minimum rental commitments for leases with non-cancelable terms of one year or more at December 31, 2012 are as follows:

	Operating
2013	$166.9
2014	133.9
2015	94.5
2016	61.2
2017	39.6
Thereafter	87.7
Total minimum lease payments	583.8
Less:	
Amounts included in restructuring and acquisition related accruals	(9.9)
Non-cancelable sub-lease income	–
Total minimum operating lease payments	$573.9

Rental expense, which includes rent for real estate, equipment and automobiles under operating leases, amounted to $226.0, $220.2 and $202.1 for the years ended December 31, 2012, 2011 and 2010, respectively.

16. Pension and Postretirement Plans

Pension Plans

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the defined benefit retirement plan (the "Company Plan") and the nonqualified supplemental retirement plan (the "PEP"). Both plans have been closed to new participants. Employees participating in the Company Plan and the PEP no longer earn service-based credits, but continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") receive a minimum 3% non-elective contribution ("NEC") concurrent with each payroll period. The NEC replaces the Company match, which has been discontinued. Employees are not required to make a contribution to the 401K Plan to receive the NEC. The NEC is non-forfeitable and vests immediately. The 401K Plan also permits discretionary contributions by the Company of 1% to 3% of pay for eligible employees based on service.

The Company believes these changes to the Company Plan, the PEP and its 401K Plan align the Company's retirement plan strategy with prevailing industry practices and reduce the impact of market volatility on the Company Plan.

Notes to Consolidated Financial Statements

The Company's 401K Plan covers substantially all employees. Prior to 2010, Company contributions to the plan were based on a percentage of employee contributions. In 2012, 2011 and 2010, the Company made non-elective and discretionary contributions to the plan. The cost of this plan was $49.0, $44.3 and $40.6 in 2012, 2011 and 2010, respectively.

In addition, the Company Plan covers substantially all employees hired prior to December 31, 2009. The benefits to be paid under the Company Plan are based on years of credited service through December 31, 2009, interest credits and average compensation. The Company's policy is to fund the Company Plan with at least the minimum amount required by applicable regulations. The Company made contributions to the Company Plan of $11.3, $0.0 and $0.0 in 2012, 2011 and 2010, respectively.

The PEP covers the Company's senior management group. Prior to 2010, the PEP provided for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation. Effective January 1, 2010, employees participating in the PEP no longer earn service-based credits. The PEP is an unfunded plan.

Projected pension expense for the Company Plan and the PEP is expected to remain at $12.1 in 2013. The Company plans to make contributions of $6.5 to the Company Plan during 2013.

The effect on operations for both the Company Plan and the PEP are summarized as follows:

	Year ended December 31,		
	2012	2011	2010
Service cost for benefits earned	$ 2.4	$ 2.6	$ 2.6
Interest cost on benefit obligation	14.9	17.1	18.1
Expected return on plan assets	(17.3)	(18.9)	(18.5)
Net amortization and deferral	12.1	7.8	7.4
Curtailment cost	–	–	–
Defined benefit plan costs	$ 12.1	$ 8.6	$ 9.6

Amounts included in accumulated other comprehensive earnings consist of unamortized net loss of $143.0. The accumulated other comprehensive earnings that are expected to be recognized as components of the defined benefit plan costs during 2013 are $10.8 related to amortization of net loss.

A summary of the changes in the projected benefit obligations of the Company Plan and the PEP are summarized as follows:

	2012	2011
Balance at January 1	$383.2	$348.2
Service cost	2.4	2.6
Interest cost	14.9	17.1
Actuarial loss	5.8	39.8
Benefits and administrative expenses paid	(25.6)	(24.5)
Balance at December 31	$380.7	$383.2

The Accumulated Benefit Obligation was $380.7 and $383.2 at December 31, 2012 and 2011, respectively.

A summary of the changes in the fair value of plan assets follows:

	2012	2011
Fair value of plan assets at beginning of year	$244.5	$264.4
Actual return on plan assets	25.0	3.5
Employer contributions	12.9	1.1
Benefits and administrative expenses paid	(25.6)	(24.5)
Fair value of plan assets at end of year	$256.8	$244.5

The net funded status of the Company Plan and the PEP at December 31:

Funded status	$123.9	$138.7
Recorded as:		
Accrued expenses and other	$ 1.4	$ 1.2
Other liabilities	122.5	137.5
	$123.9	$138.7

Weighted-average assumptions used in the accounting for the Company Plan and the PEP are summarized as follows:

	2012	2011	2010
Discount rate	4.0%	4.0%	5.1%
Expected long term rate of return	7.0%	7.3%	7.5%

Notes to Consolidated Financial Statements

The Company maintains an investment policy for the management of the Company Plan's assets. The objective of this policy is to build a portfolio designed to achieve a balance between investment return and asset protection by investing in indexed funds that are comprised of equities of high quality companies and in high quality fixed income securities which are broadly balanced and represent all market sectors. The target allocations for plan assets are 50% equity securities, 45% fixed income securities and 5% in other assets. Equity securities primarily include investments in large-cap, mid-cap and small-cap companies located in the United States and to a lesser extent international equities in developed and emerging countries. Fixed income securities primarily include U.S. Treasury securities, mortgage-backed bonds and corporate bonds of companies from diversified industries. Other assets include investments in commodities. The weighted-average expected long-term rate of return for the Company Plan's assets is as follows:

	Target Allocation	Weighted-Average Expected Long-Term Rate of Return
Equity securities	50.0%	5.5%
Fixed income securities	45.0%	1.2%
Other assets	5.0%	0.3%

The fair values of the Company Plan's assets at December 31, 2012 and 2011, by asset category are as follows:

	Fair Value as of December 31,	Fair Value Measurements as of December 31, 2012 Using Fair Value Hierarchy		
Asset Category	2012	Level 1	Level 2	Level 3
Cash	$ 6.9	$6.9	$ –	$ –
Equity securities:				
U.S. large cap – blend[(a)]	58.1	–	58.1	–
U.S. mid cap – blend[(b)]	23.2	–	23.2	–
U.S. small cap – blend[(c)]	6.8	–	6.8	–
International equity – blend[(d)]	39.4	–	39.4	–
Commodities index[(e)]	11.5	–	11.5	–
Fixed income securities:				
U.S. fixed income[(f)]	110.9	–	110.9	–
Total fair value of the Company Plan's assets	$256.8	$6.9	$249.9	$ –

	Fair Value as of December 31,	Fair Value Measurements as of December 31, 2011 Using Fair Value Hierarchy		
Asset Category	2011	Level 1	Level 2	Level 3
Cash	$ 3.7	$3.7	$ –	$ –
Equity securities:				
U.S. large cap – blend[(a)]	58.6	–	58.6	–
U.S. mid cap – blend[(b)]	21.9	–	21.9	–
U.S. small cap – blend[(c)]	7.2	–	7.2	–
International equity – blend[(d)]	33.0	–	33.0	–
Commodities index[(e)]	10.2	–	10.2	–
Fixed income securities:				
U.S. fixed income[(f)]	109.9	–	109.9	–
Total fair value of the Company Plan's assets	$244.5	$3.7	$240.8	$ –

(a) This category represents an equity index fund not actively managed that tracks the S&P 500 Index.

(b) This category represents an equity index fund not actively managed that tracks the S&P mid-cap 400 Index.

(c) This category represents an equity index fund not actively managed that tracks the Russell 2000 Index.

(d) This category represents an equity index fund not actively managed that tracks the MSCI ACWI ex USA Index.

(e) This category represents a commodities index fund not actively managed that tracks the Dow Jones – UBS Commodity Index.

(f) This category primarily represents bond index funds not actively managed that track the Barclays Capital U.S. Aggregate Index and Barclays Capital U.S. TIPS Index.

The following assumed benefit payments under the Company Plan and PEP, which were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2013	$ 24.0
2014	23.2
2015	23.3
2016	23.5
2017	23.4
Years 2018-2022	119.1

Post-retirement Medical Plan

The Company assumed obligations under a subsidiary's post-retirement medical plan. Coverage under this plan is restricted to a limited number of existing employees of the subsidiary. This plan is unfunded and the Company's policy is to fund benefits as claims are incurred. The effect on operations of the post-retirement medical plan is shown in the following table:

	Year ended December 31,		
	2012	2011	2010
Service cost for benefits earned	$ 0.4	$ 0.3	$ 0.3
Interest cost on benefit obligation	2.3	2.2	2.3
Net amortization and deferral	0.3	(0.2)	(0.9)
Post-retirement medical plan costs	$ 3.0	$ 2.3	$ 1.7

Notes to Consolidated Financial Statements

Amounts included in accumulated other comprehensive earnings consist of unamortized net loss of $12.3. The accumulated other comprehensive earnings that are expected to be recognized as components of the post-retirement medical plan costs during 2013 are $0.9 related to amortization of net loss.

A summary of the changes in the accumulated post-retirement benefit obligation follows:

	2012	2011
Balance at January 1	$52.7	$42.0
Service cost for benefits earned	0.4	0.3
Interest cost on benefit obligation	2.3	2.2
Participants contributions	0.4	0.4
Actuarial loss	6.9	9.8
Benefits paid	(2.0)	(2.0)
Balance at December 31	$60.7	$52.7
Recorded as:		
Other liabilities	$60.7	$52.7

The weighted-average discount rates used in the calculation of the accumulated post-retirement benefit obligation were 4.2% and 4.3% as of December 31, 2012 and 2011, respectively. The health care cost trend rate was assumed to be 7.5% and 7.0% as of December 31, 2012 and 2011, respectively, declining gradually to 5.0% in the year 2020. The health care cost trend rate has a significant effect on the amounts reported. The impact of a percentage point change each year in the assumed health care cost trend rates would change the accumulated post-retirement benefit obligation as of December 31, 2012 by an increase of $8.9 or a decrease of $7.4. The impact of a percentage point change on the aggregate of the service cost and interest cost components of the 2012 post-retirement benefit costs results in an increase of $0.4 or decrease of $0.4.

The following assumed benefit payments under the Company's post-retirement benefit plan, which reflect expected future service, as appropriate, and were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2013	$ 2.1
2014	2.2
2015	2.4
2016	2.6
2017	2.7
Years 2018-2022	15.5

17. Fair Value Measurements

The Company's population of financial assets and liabilities subject to fair value measurements as of December 31, 2012 and 2011 are as follows:

	Fair Value as of December 31,	Fair Value Measurements as of December 31, 2012 Using Fair Value Hierarchy		
	2012	Level 1	Level 2	Level 3
Noncontrolling interest put	$20.7	$ –	$20.7	$ –

	Fair Value as of December 31,	Fair Value Measurements as of December 31, 2011 Using Fair Value Hierarchy		
	2011	Level 1	Level 2	Level 3
Noncontrolling interest put	$20.2	$ –	$20.2	$ –

The noncontrolling interest put is valued at its contractually determined value, which approximate fair value. During the year ended December 31, 2012, the carrying value of the noncontrolling interest put increased by $0.5 consisting of a $0.4 increase in the contractually determined value and a $0.1 increase for foreign currency translation.

The carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable, and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The fair market value of the zero-coupon subordinated notes, based on market pricing, was approximately $179.1 and $190.2 as of December 31, 2012 and 2011, respectively. The fair market value of the senior notes, based on market pricing, was approximately $2,720.5 and $1,624.4 as of December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, the estimated fair market value of the Company's variable rate debt approximated its book value of $0.0 and $560.0, respectively. The Company's note and debt instruments are considered level 2 instruments, as the fair market values of these instruments are determined using other observable inputs.

18. Derivative Instruments and Hedging Activities

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that includes, from time to time, the use of derivative financial instruments such as interest rate swap agreements (see Interest Rate Swap section below). Although the Company's

Notes to Consolidated Financial Statements

zero-coupon subordinated notes contain features that are considered to be embedded derivative instruments (see Embedded Derivatives section below), the Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

Interest Rate Swap

The interest rate swap agreement to hedge variable interest rate risk on the Company's variable interest rate term loan expired on March 31, 2011. On a quarterly basis under the swap, the Company paid a fixed rate of interest 2.92% and received a variable rate of interest based on the three-month LIBOR rate on an amortizing notional amount of indebtedness equivalent to the term loan balance outstanding. The swap was designated as a cash flow hedge. Accordingly, the Company recognized the fair value of the swap in the condensed consolidated balance sheets and any changes in the fair value were recorded as adjustments to accumulated other comprehensive income (loss), net of tax.

Embedded Derivatives Related to the Zero-Coupon Subordinated Notes

The Company's zero-coupon subordinated notes contain the following two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities:

1) The Company will pay contingent cash interest on the zero-coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2) Holders may surrender zero-coupon subordinated notes for conversion during any period in which the rating assigned to the zero-coupon subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

The Company believes these embedded derivatives had no fair value at December 31, 2012 and 2011. These embedded derivatives also had no impact on the consolidated statements of operations for the years ended December 31, 2012, 2011 and 2010.

The following table summarizes the effect of the interest rate swap on other comprehensive income for the years ended December 31, 2012 and 2011:

	2012	2011
Effective portion of derivative gain	$ –	$2.4

19. Supplemental Cash Flow Information

	Years Ended December 31,		
	2012	2011	2010
Supplemental schedule of cash flow information:			
Cash paid during period for:			
Interest	$ 77.5	$ 99.6	$ 55.5
Income taxes, net of refunds	306.2	309.4	355.0
Disclosure of non-cash financing and investing activities:			
Surrender of restricted stock awards and performance shares	10.9	6.0	2.4
Conversion of zero-coupon convertible debt	3.8	36.2	1.1
Accrued repurchases of common stock	–	–	(0.5)

20. Quarterly Data (Unaudited)

The following is a summary of unaudited quarterly data:

	Year Ended December 31, 2012				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,423.3	$1,423.4	$1,419.4	$1,405.3	$5,671.4
Gross profit	576.1	579.5	556.1	538.0	2,249.7
Net earnings attributable to Laboratory Corporation of America Holdings	161.6	153.3	148.0	120.2	583.1
Basic earnings per common share	1.66	1.59	1.56	1.28	6.09
Diluted earnings per common share	1.63	1.56	1.53	1.26	5.99

	Year Ended December 31, 2011				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full Year
Net sales	$1,368.4	$1,403.3	$1,404.5	$1,366.1	$5,542.3
Gross profit	568.4	588.2	568.5	549.6	2,274.7
Net earnings attributable to Laboratory Corporation of America Holdings	127.1	122.9	134.3	135.4	519.7
Basic earnings per common share	1.27	1.22	1.34	1.36	5.20
Diluted earnings per common share	1.23	1.20	1.31	1.34	5.11

Shareholder and Company Information

Corporate Headquarters
358 South Main Street
Burlington, NC 27215
336-584-5171

Information Sources
Information about LabCorp is available from the following Company sources:

Investor Relations Contact
Stephen Anderson
Vice President, Investor Relations
336-436-5076

Center for Molecular Biology and Pathology
800-345-4363

Center for Occupational Testing
800-833-3984

Center for Esoteric Testing
800-334-5161

Paternity/Identity
800-762-4344

LabCorp Drug Development Laboratory Services
877-788-8861

Web Site
www.labcorp.com

Transfer Agent
American Stock Transfer & Trust Company
Shareholder Services
6201 Fifteenth Avenue
Brooklyn, NY 11219
800-937-5449
www.amstock.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
800 Green Valley Road, Suite 500
Greensboro, NC 27408

Annual Meeting
The annual meeting of shareholders will be held at 9:00 a.m. EDT on May 8, 2013 at the Paramount Theater, 128 East Front Street, Burlington, NC 27215.

Form 10-K
Copies of Form 10-K as filed with the Securities and Exchange Commission are available without cost to shareholders by writing to:

Laboratory Corporation of America Holdings
Investor Relations Department
358 South Main Street
Burlington, NC 27215

Safe Harbor
Forward-looking statements in this annual report are subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payers. Actual results could differ materially from those suggested by these forward-looking statements. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 2012, and subsequent filings.

Common Stock
The Company's common stock, par value $0.10 per share (the "Common Stock"), trades on the New York Stock Exchange ("NYSE") under the symbol "LH." The following table sets forth for the calendar periods indicated the high and low sales prices for the Common Stock reported on the NYSE Composite Tape.

	2012		2011	
	High	Low	High	Low
1Q	93.30	85.58	92.98	86.19
2Q	94.33	81.56	100.94	92.09
3Q	95.30	83.50	99.76	76.91
4Q	94.30	82.15	88.15	74.57

BOARD OF DIRECTORS

David P. King
Chairman and Chief Executive Officer

Kerrii B. Anderson [1,2]
Former Chief Executive Officer and President of Wendy's International, Inc.

Jean-Luc Bélingard [2,3]
Chairman, bioMérieux S.A.; retired Chairman and CEO, Ispen S.A.

N. Anthony Coles, M.D., MPH [3]
President and Chief Executive Officer of Onyx Pharmaceuticals, Inc.

Wendy E. Lane [1,4]
Chairman of Lane Holdings, Inc., an investment firm

Thomas P. Mac Mahon [3,4]
Former Chairman and Chief Executive Officer of Laboratory Corporation of America Holdings

Robert E. Mittelstaedt, Jr. [1,4]
Dean and Professor, W.P. Carey School of Business, Arizona State University

Arthur H. Rubenstein, MBBCh [1,3]
Professor of Medicine
University of Pennsylvania
Perelman School of Medicine

M. Keith Weikel, Ph.D. [2,3]
Former Senior Executive Vice President and Chief Operating Officer of HCR Manor Care, Inc.

R. Sanders Williams, M.D. [1,4]
President of The J. David Gladstone Institutes

Committees:
[1] Audit
[2] Compensation
[3] Quality and Compliance
[4] Nominating and Corporate Governance

EXECUTIVE MANAGEMENT

David P. King, Chairman and Chief Executive Officer

James T. Boyle, Executive Vice President, Chief Operating Officer

William B. Hayes, Executive Vice President, Chief Financial Officer

Mark E. Brecher, M.D., Senior Vice President, Chief Medical Officer

F. Samuel Eberts III, Senior Vice President, Chief Legal Officer

Adam T. Feinstein, Senior Vice President, Corporate Development & Strategic Planning

Lidia L. Fonseca, Senior Vice President, Chief Information Officer

Lisa Hoffman Starr, Senior Vice President, Human Resources

Corporate Governance, Code of Business Conduct and Ethics – The Company's Corporate Governance Guidelines, the Charters of its Audit Committee, Compensation Committee, Quality and Compliance Committee, and Nominating and Corporate Governance Committee as well as the Company's Code of Business Conduct and Ethics are available on the Company's Web Site at www.labcorp.com. You can also obtain a hard copy of these documents, without charge, upon written request to Stephen Anderson, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, NC 27215.




LabCorp
Laboratory Corporation of America

Laboratory Corporation of America® Holdings
358 South Main Street
Burlington, NC 27215
336-584-5171
www.labcorp.com


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